Exhibit 2.1

EXECUTION VERSION

Dated as of April 2, 2025

by and

among

LEGGETT & PLATT, INCORPORATED,

FLOW INTERMEDIATE II, LLC,

and

FLOW UK HOLDCO, LIMITED

SHARE PURCHASE AGREEMENT

-i-

-ii-

-iii-

-iv-

-v-

Exhibits

Exhibit A – Form of Transition Services Agreement

Exhibit B – French Put Option Agreement

This SHARE PURCHASE AGREEMENT (this “Agreement”) is dated as of April 2, 2025, by and among Leggett & Platt, Incorporated, a Missouri corporation (the “Seller”), Flow UK Holdco, Limited, a corporation organized under the Laws of England and Wales (“UK Bidco”), and Flow Intermediate II, LLC, a Delaware limited liability company (the “US Bidco”, and together with UK Bidco, the “Purchaser Entities”). The Purchaser Entities and the Seller are each individually referred to herein as a “Party” and are collectively referred to herein as the “Parties”.

WITNESSETH:

WHEREAS, the Seller owns, directly or indirectly, all of the issued and outstanding Transferred Company Shares;

WHEREAS, in connection with the Closing, the Seller, the Purchaser Entities, or an Affiliate of the Seller or the Purchaser Entities, as applicable, will enter into the Ancillary Agreements, each to be dated as of the Closing Date;

WHEREAS, the Parties desire that, upon the terms and subject to the conditions hereof, and, with regard to the French Transferred Company, subject to the exercise by the French Seller Entity, in its sole discretion, of the rights granted under the French Put Option Agreement at any time within the exercise period, and in accordance with the conditions, set forth in such French Put Option Agreement, the Purchaser Entities will purchase from the Seller, and the Seller will sell to the Purchaser Entities, all of the Transferred Company Shares, free and clear of all Liens, as set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Seller to enter into this Agreement, Tinicum L.P., a limited partnership formed under the Laws of Delaware, Tinicum Tax Exempt LP, a limited partnership formed under the Laws of Delaware, Tinicum Parallel L.P., a limited partnership formed under the Laws of Delaware and Tinicum Employees L.P., a limited partnership formed under the Laws of Delaware (collectively, the “Equity Providers”), have executed and delivered to the Seller (i) an equity commitment letter, dated as of the date hereof (the “Equity Commitment Letter”), pursuant to which the Equity Providers have agreed, subject to the terms and conditions thereof, to invest or cause to be invested in US Bidco, the cash amounts set forth therein; and (ii) a limited guarantee, dated as of the date hereof, in favor of the Seller (the “Limited Guarantee”) pursuant to which the Equity Providers are guaranteeing certain obligations of the Purchaser Entities in connection with this Agreement; and

WHEREAS, contemporaneously with the execution and delivery of this Agreement by the Parties, and as a condition to the willingness of the Purchaser Entities to enter into this Agreement, the Purchaser Entities and the Seller have entered into a restrictive covenant agreement (the “Restrictive Covenant Agreement”).

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Certain Defined Terms. As used in this Agreement, the following terms have the following meanings:

“2022 Financial Information” has the meaning specified in Section 4.03(a).

“2023 Financial Information” has the meaning specified in Section 4.03(a).

“2024 Financial Information” has the meaning specified in Section 4.03(a).

“Accounting Firm” has the meaning specified in Section 2.03(c).

“Accounting Principles” means the accounting principles, practices, policies and methodologies set forth on Section 1.01(a) of the Seller Disclosure Letter.

“Accrued Pre-Closing Taxes” means, without duplication, the aggregate amount of all unpaid income Taxes of the Target Group Entities for any Pre-Closing Tax Period (whether or not yet due and payable) determined on a jurisdiction-by-jurisdiction basis.

“Acquisition” means the purchase and sale of the Transferred Company Shares as contemplated by this Agreement.

“Acquisition Proposal” has the meaning specified in Section 6.19(a).

“Action” means any audit, arbitration, claim, complaint, counterclaim, demand, litigation, action, cause of action, suit or other judicial or administrative proceeding, at law or in equity, by or before any Governmental Authority, arbitral or mediation body of competent jurisdiction.

“Adjustment Measurement Time” means 11:59 P.M. in the relevant jurisdiction on the calendar day immediately preceding the Closing Date.

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.

“Agreement” has the meaning specified in the Preamble.

“Alternate Debt Financing” has the meaning specified in Section 6.08(d).

“Ancillary Agreements” means the Transition Services Agreement, the Restrictive Covenant Agreement, the Equity Commitment Letter, the French Put Option Agreement, the Limited Guarantee, the Local Transfer Agreements and the Release Agreement.

“Anti-Corruption Laws” means: (a) the U.S. Foreign Corrupt Practices Act of 1977, as amended; (b) the UK Bribery Act 2010; (c) all applicable Laws enacted in accordance with the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; and (d) any other applicable Law relating to bribery, corruption, or kickbacks.

“Antitrust Law” means any domestic or foreign antitrust or competition Law and any other Law that is designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Assumed Benefit Plan” means each Benefit Plan or portion thereof: (a) that is a Target Group Benefit Plan; (b) that the Purchaser Entities have explicitly agreed to assume pursuant to this Agreement; or (c) that the Purchaser Entities or any of their Affiliates are required to assume under applicable Law or any applicable Collective Bargaining Agreement.

“Bankruptcy and Equity Exception” has the meaning specified in Section 3.02.

“Base Purchase Price” has the meaning specified in Section 2.02(a).

“Benefit Plan” means (i) any employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA, and (ii) bonus, incentive, deferred compensation, profit-sharing, healthcare, equity or equity-based compensation, employment, severance, change in control, retention, termination or other compensation or benefit plan, program, agreement, arrangement, or policy and all other employee benefit plans, agreements, and arrangements, not described in (i) above, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Seller or any of its ERISA Affiliates for the benefit of any Business Employee or Former Business Employee, other than any multiemployer plan (as defined in Section 3(37) of ERISA), and other than governmental plans, programs, or policies.

“Business” means the business of producing and distributing tubing and tubing assemblies, and ducts and duct assemblies, as well as machining and fabrication of gimbles, flexible hoses, and clamps related to such items, as conducted by the Target Group Entities immediately prior to Closing.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in: (a) Carthage, Missouri; (b) New York, New York; (c) Paris, France; or (d) London, United Kingdom.

“Business Employee” means each individual: (a) who is employed by any Target Group Entity; or (b) who is employed by a Seller Entity and whose job duties are primarily related to the Business, including in each case, each such employee who as of the Closing Date is on a leave of absence (including medical leave, military leave, workers compensation leave, short-term disability and long-term disability) or vacation.

“Business IT and Data” means: (a) all (i) data of the Target Group Entities; and (ii) data maintained by the Seller and its Affiliates on behalf of and exclusively in connection with the Business; and (b) all IT Systems exclusively used by the Target Group Entities.

“Cash” means, as of the Adjustment Measurement Time, the aggregate amount of all cash, cash equivalents and other similar cash items of the Target Group Entities. Notwithstanding anything herein to the contrary, “Cash” shall be: (a) reduced by any issued but uncleared or posted checks or wire transfers, but only to the extent a corresponding payable has not been included for purposes of measuring Working Capital, (b) reduced by the aggregate amount of any cash and cash equivalents held as deposits for customers and (c) increased by any deposits of cash in transit, but only to the extent a corresponding receivable has not been included for purposes of measuring Working Capital, in each case, as of the Adjustment Measurement Time. Notwithstanding the foregoing, “Cash” shall be reduced by any cash, cash equivalents and other similar cash items used to pay or repay any Indebtedness or Transaction Expenses or make any dividend payment or distribution to the Seller or any other payment to the Seller or Seller’s Affiliates, in each case, after the Adjustment Measurement Time and prior to the Closing.

“CIR” has the meaning specified in Section 8.08(a)(i).

“Closing” has the meaning specified in Section 2.04.

“Closing Date” has the meaning specified in Section 2.04.

“Closing Statement” has the meaning specified in Section 2.03(b).

“COBRA” has the meaning specified in Section 7.11.

“Code” means the Internal Revenue Code of 1986.

“Collection Costs” has the meaning specified in Section 11.02(d).

“Collective Bargaining Agreements” has the meaning specified in Section 4.12(b).

“Commitment Letters” has the meaning specified in Section 5.07(b).

“Confidentiality Agreement” has the meaning specified in Section 6.03(a).

“Consent” has the meaning specified in Section 3.03(ii).

“Continuation Period” has the meaning specified in Section 7.03.

“Contract” means any legally binding, written or oral, contract, arrangement, understanding, obligation, subcontract, lease, sublease, indenture, deed, mortgage, note, loan, bond, promise, license, sublicense, quotation, commitment, purchase or sale order, executory contract, conditional sale contract, undertaking, obligation, instrument or other legally binding agreement.

“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. The term “Controlled” shall have a correlative meaning.

“Corporation Tax” means: (a) corporation tax charged pursuant to section 2 of the Corporation Tax Act 2009; (b) any Tax charged as if it were corporation tax; and (c) any other Tax on profits or gains imposed in the United Kingdom, in each case insofar as applicable to any Target Group Entity concerned.

“Current Assets” means, as of any date or time of determination, the sum of those items comprising the line items identified as current assets of the Target Group Entities calculated in accordance with the Accounting Principles, including current non-income Tax assets, and excluding: (a) Cash; (b) current and deferred income Tax assets; and (c) contingent or uncertain Tax assets.

“Current Liabilities” means, as of any date or time of determination, the sum of those items comprising the line items identified as current liabilities of the Target Group Entities calculated in accordance with the Accounting Principles, including current non-income Tax liabilities, and excluding: (a) contingent or uncertain liabilities for Taxes; (b) deferred liabilities for Taxes; and (c) the current portion of long-term debt and any other Indebtedness to the extent accounted for in the calculation of Indebtedness.

“D&O Indemnitees” has the meaning specified in Section 6.16(a).

“Debt Commitment Letter” has the meaning specified in Section 5.07(a).

“Debt Fee Letter” has the meaning specified in Section 5.07(a).

“Debt Financing” has the meaning specified in Section 5.07(a).

“Debt Financing Parties” has the meaning specified in Section 12.19.

“Debt Financing Sources” means the Persons (or any of their respective Affiliates and their respective successors and assigns) that have committed to provide or arrange the Debt Financing (including any Alternate Debt Financing) in connection with the transactions contemplated hereby pursuant to the Debt Commitment Letter in effect as of the date of this Agreement (as such Debt Commitment Letter may be amended, amended and restated, supplemented or modified in accordance with the terms hereof) or any

New Debt Commitment Letter in connection with the transactions contemplated hereby, including the parties to any joinder agreements thereto, in each case in their respective capacities as such.

“Debt Payoff Amounts” has the meaning specified in Section 6.21.

“Definitive Agreements” has the meaning specified in Section 6.08(a).

“Destroying Party” has the meaning specified in Section 6.13(d).

“Disagreement Notice” has the meaning specified in Section 2.03(b).

“Disputed Items” has the meaning specified in Section 2.03(c).

“Effective Period” has the meaning specified in Section 6.20(b).

“Electronic Delivery” has the meaning specified in Section 12.07.

“Employee Representative” means any union, works council, or other employee representative body.

“Environmental Insurance Policy” means an insurance policy to be retained by any of the Purchaser Entities prior to Closing and effective as of the Closing on substantially the same terms as set forth in Section 1.01(b) of the Seller Disclosure Letter.

“Environmental Laws” means any Law pertaining to: (i) pollution, the environment or the protection of the environment; or (ii) the presence, Release, management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of, or exposure to, any Hazardous Material.

“Environmental Permits” has the meaning specified in Section 4.19(a).

“Equity Commitment Letter” has the meaning specified in the Recitals.

“Equity Financing” has the meaning specified in Section 5.07(b).

“Equity Interest” means, with respect to any Person that is not an individual, as applicable: (a) any share, capital stock, partnership, limited liability company, member or other equity interest in such Person; (b) any option, warrant, right or other Contract, directly or indirectly, to subscribe for or to purchase any of equity interests referred to in clause (a); (c) any security or other instrument, directly or indirectly, convertible, exercisable or exchangeable therefor or with any profit participation features with respect to such Person; (d) any share appreciation rights, phantom share rights or other similar rights with respect to such Person; and (e) any bonds, debentures notes or other indebtedness that has the right to vote (or that are convertible or exchangeable for securities having the right to vote) on any matters on which the holders of capital stock of such Person are entitled to vote, in each case of the foregoing clauses (a) through (e), issued, granted, entered into, agreed to or authorized by such Person.

“Equity Providers” has the meaning specified in the Recitals.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Target Group Entities.

“Estimated Cash” has the meaning specified in Section 2.02(b).

“Estimated Closing Statement” has the meaning specified in Section 2.02(b).

“Estimated Indebtedness” has the meaning specified in Section 2.02(b).

“Estimated Purchase Price” has the meaning specified in Section 2.02(b).

“Estimated Working Capital” has the meaning specified in Section 2.02(b).

“Excluded Compensation and Benefits” has the meaning specified in Section 7.03.

“Excluded Information” means, collectively, any (i) pro forma financial information, statements or adjustments and/or financial or other projections (including for purposes of this clause (i) information regarding any post-Closing pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments, it being acknowledged that the Seller shall provide such readily available financial information to the extent such financial information does not constitute Excluded Information pursuant to any other clause of this definition that the Purchaser Entities reasonably request in writing to allow the Purchaser Entities to prepare their own pro forma financial statements, pro forma adjustments, or projections); (ii) consolidating financial statements, separate subsidiary financial statements, related party disclosures, or any information required by segment reporting; (iii) financial statements or other financial data (including selected financial data) for any period ending prior to the earliest period covered by the Financial Information; (iv) financial or other information that the Seller, the Target Group Entities or any of their respective Affiliates does or do not maintain or prepare in the Ordinary Course of Business; (v) audited financial statements; (vi) footnote disclosures and (vii) financial or other information not readily available to the Seller, the Target Group Entities or any of their respective Affiliates under their respective current reporting systems or which cannot be prepared by the Seller, the Target Group Entities or any of their respective Affiliates without unreasonable effort or undue burden. For the avoidance of doubt, the Excluded Information shall not include any Financial Information.

“Existing LT Disabled Employees” has the meaning specified in Section 7.01(a).

“Existing ST Disabled Employees” has the meaning specified in Section 7.01(a).

“Expected CIR Impact” has the meaning specified in Section 8.08(a)(ii).

“Fair Value” has the meaning specified in Section 5.09.

“Financial Information” has the meaning specified in Section 4.03(a).

“Financing” has the meaning specified in Section 5.07(b).

“Foreign Benefit Plan” has the meaning specified in Section 4.13(h).

“Foreign Investment Law” means any Laws that are designed to prohibit, restrict or regulate foreign investment.

“Former Business Employee” means each individual who was an employee of any Target Group Entity as of immediately prior to such individual’s termination of employment and whose employment terminated prior to the Closing.

“France Bidco” means a société par actions simplifiee organized under the Laws of France and to be formed by US Bidco as soon as reasonably practicable after the date hereof and in any event prior to Closing, and from and after the date US Bidco provides written evidence of the existence of France Bidco to the Seller, France Bidco shall be a Purchaser Entity for all purposes hereunder.

“Fraud” means common law fraud under Delaware law in respect of the making of any representation or warranty set forth in Article III, Article IV or Article V of this Agreement or any Ancillary Agreement; provided, “Fraud” does not include (a) constructive or imputed fraud or other claims based on constructive knowledge, (b) reckless or negligent misrepresentation, (c) reckless or negligent fraud or (d) equitable fraud.

“French Employee Information Process” has the meaning specified in Section 2.08(a).

“French Information and Consultation Process” has the meaning specified in Section 2.08(a).

“French Purchase Price” has the meaning specified in Section 2.08(b).

“French Put Option Agreement” means that certain put option agreement, dated as of the date hereof, between US Bidco and the French Seller Entity, attached hereto as Exhibit B.

“French Put Option Exercise” means the “French Put Option Exercise”, as defined in the French Put Option Agreement.

“French Seller Entity” means Leggett & Platt France SAS, a société par actions simplifiée incorporated under the Laws of France and registered under number 321 723 322 RCS Le Mans.

“French Tax Group Exit Agreement” means the corporate income tax consolidation exit agreement to be executed prior to Closing between the French Seller Entity and the French Transferred Company, in substantially the form set forth in Section 1.01(c) of the Seller Disclosure Letter.

“French Transferred Company” means Specitubes SAS, a société par actions simplifiée incorporated under the Laws of France and registered under number 652 046 376 RCS Boulogne-sur-Mer.

“Fundamental Representations” means the representations and warranties contained in Section 3.01 (Organization, Standing and Power), Section 3.02 (Authority; Execution and Delivery; Enforceability), Section 3.03(i) (No Conflicts with Organizational Documents), Section 3.04 (Brokers and Finders), Section 4.01(a) (Organization and Good Standing), Section 4.02(a) and Section 4.02(b) (Ownership of the Transferred Company Shares; Transferred Subsidiary Shares), Section 4.10(a) (Title to Assets of the Target Group Entities) and Section 4.26 (Brokers or Finders).

“GAAP” means United States generally accepted accounting principles in effect as of (a) the Closing Date for purposes of calculating the Estimated Purchase Price and the Purchase Price and (b) the applicable time for all other purposes under this Agreement.

“Government Bid” means any offer made by the Target Group Entities or any of their Affiliates prior to the Closing Date which, if accepted, would result in a Government Contract.

“Government Contract” means any Contract, including any teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter agreement, or other similar arrangement of any kind, between any Target Group Entity on the one hand, and (a) a Governmental Authority of the United States, (b) any prime contractor to a Governmental Authority of the United States in its capacity as a prime contractor, or (c) any subcontractor with respect to any Contract described in clause (a) or clause (b) above, on the other hand; provided that, in the case of clause (b) and clause (c) the relevant Contract clearly indicates in writing that, as applicable, the counterparty executes it in its capacity as a prime contractor to a Governmental Authority or the Target Group Entity is acting as a subcontractor with respect to any Contract described in clause (a) or clause (b) above. A task, purchase or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Governmental Authority” means any national, federal, state, provincial or local authority, court, government, regulatory agency, or any subdivision, department, or branch of any of the foregoing or any arbitral body (whether public or private), in each case, of competent jurisdiction.

“Governmental Official” means any official, employee or representative of, or any other Person acting in an official capacity for or on behalf of, any Governmental Authority, including any entity owned or controlled by one or more Governmental Authorities, any political party, party official or political candidate, any public international organization or any family member thereof.

“Governmental Order” means any decision, ruling, order, writ, judgment, injunction, decree, determination, or award entered by or with any Governmental Authority.

“Hazardous Materials” means: (a) petroleum, petroleum products or byproducts, asbestos in any form, asbestos-containing materials, medical or infectious waste, heavy metals, chlorinated solvents, urea formaldehyde foam insulation, mycotoxins, per- or polyfluoroalkyl substances, or polychlorinated biphenyls; and (b) any chemical, material or other substance defined or regulated as hazardous or toxic or as a pollutant, contaminant or waste under any Law.

“Indebtedness” means, without duplication, as of immediately prior to the Closing, and determined in accordance with the Accounting Principles, with respect to any of the Target Group Entities, the sum of all obligations in respect of any outstanding principal, premium, accrued and unpaid accrued interest, related expenses, breakage costs, penalties and fees (including prepayment penalties, make-whole payments, commitments, consent or other fees, reimbursements and indemnities), indemnification obligations, expense reimbursement, and all other amounts or similar charges payable in connection with the repayment or discharge in full thereof in respect of: (a) any obligation for borrowed money; (b) any obligation of evidenced by a credit agreement, banker’s acceptance or guarantee, bond, note, debenture or letter of credit (but only to the extent drawn) or similar instruments or debt securities; (c) any obligations under Contracts creating an obligation with respect to any earnouts or similar obligations for the deferred purchase price of property, securities or other assets, to the extent earned and accrued including all seller notes, “earn-out” payments, tax benefit payments, “holdbacks” and the like, calculated at the maximum amount payable; (d) all unpaid obligations (as determined in accordance with the Accounting Principles) under leases that are capitalized (also known as “capital leases” or “finance leases”) in accordance with the Accounting Principles (but excluding the effects of Accounting Standard Codification Topic 842 (ASC 842)); (e) all obligations due and owing under any future contracts, interest rate swaps, collars, caps, foreign currency exchange contracts, or other similar hedging obligations or drawn letters of credit as if such arrangements were terminated on the Closing Date, (f) Accrued Pre-Closing Taxes; (g) any Transaction Expenses; (h) any indebtedness secured by a Lien on the assets or Equity Interests of any Target Group Entity; (i) Liabilities for declared but unpaid dividends or distributions; (j) Liabilities under conditional sale and/or other title retention agreements relating to property or assets; and (k) all obligations of the type described in the foregoing clauses of this definition of any other Person to the extent they are guaranteed by any of the Target Group Entities; provided, however, that the amount of Indebtedness shall be reduced (and the sum of Indebtedness as of any date of determination may be a negative number) by the positive fair market value (if any) of any future contracts, interest rate swaps, collars, caps, foreign currency exchange contracts, or other similar hedging obligations or drawn letters of credit calculated as if such arrangements were terminated on the Closing Date.

“Indebtedness for Borrowed Money” means, in aggregate, (a) the Indebtedness described in clause (a) and clause (b) of the definition of “Indebtedness” and (b) any guaranty by any of the Target Group Entities of obligations described in the foregoing clause (a), including, in each case, any prepayment, breakage, make-whole, accrued and unpaid interest, expenses, fees or payment obligations payable in connection with the termination thereof at the Closing.

“Information Security Reviews” has the meaning specified in Section 4.18(e).

“Inside Date” has the meaning specified in Section 2.04.

“Insurance Coverage” has the meaning specified in Section 6.20(b).

“Insurance Coverage Claim” has the meaning specified in Section 6.20(b).

“Intellectual Property” means all intellectual property rights in and to: (a) patents and patent applications (including provisional applications); (b) registered and unregistered trademarks, domain names, service marks, trade names and other indications of origin, all registrations and applications for registration thereof, together with the goodwill associated therewith (“Trademarks”); (c) copyrights in both published and unpublished works (including all compilations, databases and computer programs, manuals and other documentation) and all registrations and applications for registration thereof; (d) rights under applicable trade secret Law in trade secrets and other confidential information (including know-how, inventions and invention disclosures (whether or not patented or patentable and whether or not reduced to practice), process technology, algorithms, technical information, proprietary business information, customer and supplier lists, pricing and cost information, designs, processes, formulae, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, source code, source code documentation, and business, financial, sales and marketing plans); and (e) any and all other intellectual property rights and/or proprietary rights.

“International Trade Laws” means all applicable Laws concerning the import, export, reexport, transfer or deemed export or reexport of products, software, technical data, technology and/or services or other similar dealings including, without limitation, relevant Laws and programs administered or enforced by the U.S. Department of Commerce, U.S. International Trade Commission, U.S. Customs and Border Protection; the Export Administration Act of 1979, as amended; the Export Control Reform Act of 2018; the Export Administration Regulations, including related restrictions with regard to transactions involving Persons on the U.S. Department of Commerce Denied Persons List or Entity List; the Arms Export Control Act, as amended; the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving Persons on the Debarred Parties List; the Sanctions administered by the U.S. government (including OFAC); the antiboycott regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury; and all other non-U.S. Laws of similar effect that apply to any Target Group Entity or any of their operations.

“Intra-Group Payables” means all outstanding account, note, or loan receivables or other financing Liabilities (whether current or non-current, and including interest accrued and dividends declared or payable but not paid) owed by any Target Group Entity to the Seller or its Affiliates (other than a Target Group Entity).

“Intra-Group Receivables” means all outstanding account, note or loan receivables or other financing Liabilities (whether current or non-current, and including interest accrued and dividends declared or payable but not paid) owed by the Seller or its Affiliates (other than a Target Group Entity) to any Target Group Entity.

“IT Separation Plan” has the meaning specified in Section 6.14.

“IT Systems” means computers, hardware, software, networks, applications, systems, infrastructure and other information technology equipment used for or relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information that are owned, exclusively leased or licensed by the Seller and provided as a service to any Target Group Entity and used in the Business, including all of the foregoing that are used by any Target Group Entity to make its services available to customers, excluding in all cases any Intellectual Property covering, embodied in or connected to any of the foregoing.

“Knowledge of the Seller” or “Seller’s Knowledge” (and similar terms or phrases) means the actual knowledge of any of the individuals listed in Section 1.01(e) of the Seller Disclosure Letter after reasonable inquiry.

“Law” means any law, act, ordinance, regulation, statute, code, constitution, treaty or other rule enacted or promulgated by any Governmental Authority, including any Governmental Order, or any other requirement (including pursuant to any settlement, consent decree or determination of or settlement under any arbitration) having the force or effect of law.

“Leased Real Property” has the meaning specified in Section 4.11(a).

“Liability” or “Liabilities” means, with respect to any Person, any debt, liability, claim, penalty, fine, cost, expense, Tax or obligation of such Person of any kind, character or description, whether direct or indirect, accrued or fixed, absolute or contingent, known or unknown, matured or unmatured, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Lien” means with respect to any property or asset, any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, lien, charge, option, easement, purchase right, right of first refusal, conditional sale agreement, collateral assignment, title retention, right of way, assessment, lease, license, restrictive covenant, deed restriction, or other security interest or security arrangement or similar restriction, encroachment or any other encumbrance of title of any kind whatsoever. Restrictions on transfer of Equity Interests that arise solely under applicable securities Laws shall not be considered “Liens” for any purpose under this Agreement.

“Limited Guarantee” has the meaning specified in the Recitals.

“Local Transfer Agreements” has the meaning specified in Section 2.07(a).

“Lookback Date” means the date that is three (3) years prior to the date of this Agreement; provided, that (A) for all purposes of Section 4.06 (Compliance with Laws), Section 4.08 (Anti-Corruption Laws), Section 4.16 (Taxes), and Section 4.20 (Product Matters), the “Lookback Date” shall mean the date that is four (4) years prior to the date of this Agreement, and (B) for all purposes of Section 4.19 (Environmental Matters) and Section 4.07 (International Trade Laws; Sanctions) the “Lookback Date” shall mean the date that is six (6) years prior to the date of this Agreement.

“Loss” or “Losses” means all losses, damages (including amounts paid in settlement), obligations, liabilities, deficiencies, costs (including court costs, reasonable fees of accountants and other experts, and reasonable lawyers’ fees, whether in a dispute between the Parties or a third party claim), Taxes, penalties, fines, fees, judgments, assessments, interest, monetary sanctions, and expenses, including expenses incident to investigation, responding to, or defending any Action, but excluding punitive damages.

“Material Adverse Effect” means an event, change, occurrence or development that has a material adverse effect on the business, condition (financial or otherwise) of the Target Group Entities or the Business, taken as a whole, but shall not include any event, change, occurrence or development relating to, arising out of or resulting from: (a) the execution, announcement or pendency of this Agreement or the terms hereof (including the identity of the Purchaser Entities or the Equity Providers) or the announcement, pendency or consummation of the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Target Group Entities or the Business with employees, labor unions, works councils, financing sources, customers, franchisees, suppliers, distributors, partners, Governmental Authorities or other business relationships; (b) general business conditions or other financial or market conditions generally affecting the industry in which any Target Group Entity operates, including changes in commodity prices and competition in geographic, product or service areas (including any acceleration of or other change in such trends or worsening of such conditions); (c) domestic, foreign or global political conditions, economic, regulatory, financial or capital markets conditions (including interest rates, exchange rates, inflation, tariffs, sanctions, trade wars and credit markets); (d) any act of civil unrest, civil disobedience, protests, public demonstrations, insurrection, terrorism, war, cyberterrorism, ransomware or malware, military activity, sabotage, hacking or cybercrime, national or international calamity or any other similar event (including the conflict between the Russian Federation and Ukraine and the conflict in Israel and the surrounding region), including an outbreak or escalation of hostilities involving any Governmental Authority or non-state actor or the declaration by any Governmental Authority of a national emergency or war, or any worsening of any such conditions; (e) any earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions, or other force majeure events (or any escalation or worsening of any such events or occurrences, including, in each case, the response of Governmental Authorities thereto); (f) pandemics, epidemics, contagious disease outbreaks or other comparable events (or any escalation or worsening of any such events or occurrences), including, in each case, the response of Governmental Authorities thereto; (g) the failure of the U.S. federal government or any other Governmental Authority to adopt one or more budgets for a fiscal year or the shutdown of some or all of the U.S. federal government upon expiration of any budget or continuing resolution or the shutdown of any other Governmental Authority, and the default of a Governmental Authority or delays in payments or delays in failures to act by any Governmental Authority, or any continuation of such failure or shutdown; (h) any labor strike, slow down, lockage or stoppage, pending or threatened, affecting the Target Group Entities, the Business or any Business Employee; (i) compliance by the Seller and the Target Group Entities with applicable Law; (j) the failure of the Target Group Entities or the Business to meet internal expectations or projections, forecasts, guidance, estimates or budgets provided that: (A) any event, change, occurrence or development (not otherwise excluded under this definition) underlying such failure may be taken into account in determining whether such failure resulted in or contributed to a “Material Adverse Effect”; and (B) this clause (j) shall not be construed as implying that the Seller is making any representation or warranty hereunder with respect to any internal expectations or projections, forecasts, guidance, estimates or budgets; (k) any Action relating to or resulting from this Agreement, the Ancillary Agreements, or the transactions contemplated hereby or thereby, or any settlement of any Action; (l) any action taken by the Seller or any of its Subsidiaries at the direction of any Purchaser Entity or any action expressly required to be taken pursuant to the terms of this Agreement, or the failure of the Seller or any of its Subsidiaries to take any action that the Seller or the Target Group Entities are prohibited by the terms of this Agreement from taking or which the Seller or the Target Group Entities did not take on account of the Purchaser Entities withholding their consent thereto; (m) any breach by the Purchaser Entities of this Agreement or any other action taken by the Purchaser Entities; (n) [reserved]; (o) the availability or cost of equity, debt or other financing to the Purchaser Entities, the Equity Providers or any of their respective Affiliates; or (p) after the date of this Agreement, any change in, or repeal of, any applicable Law or GAAP or any other applicable accounting principles or standards (or interpretations of any applicable Law or GAAP or any other applicable accounting principles or standards); provided that, with respect to clauses (b), (c), (d), (e), (f), (g) and (p), such event, change, occurrence or development shall be taken into account in determining whether a “Material Adverse Effect” has occurred to the extent it materially disproportionately and adversely affects the Target Group Entities or the Business, taken as a whole, as compared to other businesses of similar revenue operating in the geographic markets in which the Target Group Entities and the Business have operations or their products or services are sold (in which case only the material, incremental, disproportionate and adverse impact may be taken into account, and then only to the extent otherwise permitted by this definition).

“Material Contract” has the meaning specified in Section 4.14(a).

“Material Indebtedness for Borrowed Money” means Indebtedness for Borrowed Money issued or incurred by any Target Group Entity, or encumbering the assets of any Target Group Entity, in an individual principal amount in excess of $250,000.

“Maximum Cash Amount” means an amount equal to $5,000,000.

“Misaligned Business Employee” means a Business Employee who is not employed by a Target Group Entity as of the date of this Agreement, each of whom is identified (by name, job title, employing entity, and location) in Section 1.01(f) of the Seller Disclosure Letter.

“Modification” has the meaning specified in Section 6.08(c)(i).

“New Debt Commitment Letter” has the meaning specified in Section 6.08(d).

“New Debt Fee Letter” has the meaning specified in Section 6.08(d).

“Ordinary Course of Business” means with respect to an action taken by any Person, an action that occurs in the usual and ordinary course of business of such Person and in a manner consistent in all material respects in nature, scope, frequency, duration, quantity and magnitude with the past practices of such Person.

“Organizational Documents” means with respect to any Person, the certificate of incorporation, memorandum and articles, bylaws, certificate of formation, limited liability company agreement, stockholders agreement, voting agreement and all other governing documents of such Person, as applicable, in each case as amended.

“Outside Date” has the meaning specified in Section 11.01(b).

“Overhead and Shared Services” means all ancillary corporate or shared services provided to or in support of the Target Group Entities or the Business that are general corporate or other overhead services or provided to the Target Group Entities or the Business and other businesses of the Seller and its Subsidiaries (other than the Target Group Entities), in each case including services relating to the provision of access to information, operating and reporting systems and databases and all hardware and software used in connection therewith.

“Owned Real Property” has the meaning specified in Section 4.11(b).

“Party” or “Parties” has the meaning specified in the Preamble.

“Payee Party” has the meaning specified in Section 8.02(b).

“Paying Party” has the meaning specified in Section 8.02(b).

“Payoff Letters” has the meaning specified in Section 6.21.

“Pension Scheme” means any pension or retirement scheme, employee jubilee or anniversary scheme or death or invalidity (other than statutory pension rights) scheme to which the Seller or any of its Affiliates is bound in relation to any Business Employee or Former Business Employee (or any beneficiaries or dependents thereof) governed by Laws outside the United States.

“Permits” means, with respect to any Person, any consent, approval, authorization, certificates of authority, license, registration or permit granted or issued by any Governmental Authority.

“Permitted Liens” means the following Liens: (a) Liens for Taxes not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings diligently conducted and for which appropriate reserves have been made in accordance with GAAP; (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and other Liens imposed by Law securing amounts that are not overdue for a period of more than sixty (60) days or the amount or validity of which is being contested in good faith by appropriate proceedings and, arising in the Ordinary Course of Business; (c) Liens set forth on Section 1.01(g) of the Seller Disclosure Letter; (d) zoning, entitlement, building and land use regulations, customary covenants and conditions, easements, encroachments, rights-of-way, restrictions and other similar charges or encumbrances not of record as to which no material violation or encroachment exists, in each case, on Real Property; (e) Liens arising under statutory worker’s compensation, unemployment insurance, social security, retirement and similar legislation and that relate to obligations as to which there is no default on the part of the Target Group Entities; (f) [reserved]; (g) Liens that will be released prior to or as of the Closing or that are incurred by the Purchaser Entities or their Affiliates in connection with the Closing; (h) the Real Property Leases; (i) licenses of or grants of rights to Intellectual Property granted in the Ordinary Course of Business; (j) Liens arising under any of the Transaction Documents; and (k) statutory, common Law or contractual liens (or other encumbrances of any type) of landlords or liens against the interests of the landlord or owner of any Leased Real Property.

“Person” means any natural person, general or limited partnership, firm, corporation, limited liability company, firm, association or other legal entity.

“Personal Information” means any information relating to an identified or identifiable natural person, including any sensitive personal information, sensitive financial information of an individual and any other special categories of personal information, as defined under Privacy Laws.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Period” has the meaning specified in Section 6.01(a).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Preferred Bidder Status” has the meaning specified in Section 4.25(f).

“Privacy Laws” means applicable Laws relating to the collection, use, disclosure, privacy or security of Personal Information, including, to the extent applicable to the Target Group Entities, the California Online Privacy Protection Act, the California Consumer Privacy Act, United States state Laws concerning the privacy, protection, or security of Personal Information, the CAN-SPAM Act, the Telephone Consumer Protection Act, the UK Data Protection Act 2018, the European General Data Protection Regulation (“GDPR”), EU Directive 2002/58/EC and any Laws or regulations implementing any of the UK GDPR, GDPR, and EU Directive 2002/58/EC (each as amended from time to time) and any analogous Law in any jurisdiction in which the Target Group Entities conduct business.

“Privacy Requirements” has the meaning specified in Section 4.18(a).

“Privileged Deal Communications” has the meaning specified in Section 12.15.

“Product” has the meaning specified in Section 4.20(a).

“Product or Service Liability Claims” has the meaning specified in Section 4.20(b).

“Prohibited Modifications” has the meaning specified in Section 6.08(c)(i).

“Proposed Allocation” has the meaning specified in Section 2.09.

“Purchase Price” has the meaning specified in Section 2.02(a).

“Purchaser 401(k) Plan” has the meaning specified in Section 7.07(a).

“Purchaser Entities” has the meaning specified in the Preamble.

“Purchaser Liability Cap” has the meaning specified in Section 11.02(c).

“Purchaser Parties” means the Purchaser Entities and the Purchaser Entities’ Affiliates that are or will be parties to the Ancillary Agreements.

“Purchaser Released Claims” has the meaning specified in Section 12.18.

“Purchaser Welfare Benefit Plans” has the meaning specified in Section 7.08.

“R&W Insurance Policy” has the meaning specified in Section 5.06.

“Real Property” has the meaning specified in Section 4.11(b).

“Real Property Leases” has the meaning specified in Section 4.11(a).

“Recipient” has the meaning specified in Section 8.02(a).

“Registered Intellectual Property” has the meaning specified in Section 4.15(a).

“Related Party Agreements” has the meaning specified in Section 4.17.

“Related Person” means with respect to any Person: (a) any Affiliate of such Person and (b) any officer, director, manager, shareholder, member or limited or general partner or owner of the applicable Person or its Affiliates; provided that “Related Person” shall not include (x) any Target Group Entity or (y) any direct or indirect holder of Equity Interests of the Seller.

“Release” or “Released” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping, abandonment, leaching, migrating or disposing into or through the indoor or outdoor environment.

“Release Agreement” means the release agreement to be entered into among the Parties on the Closing Date in substantially the form set forth in Section 1.01(h) of the Seller Disclosure Letter.

“Released Purchaser Person” has the meaning specified in Section 12.18.

“Released Seller Person” has the meaning specified in Section 12.18.

“Releasing Purchaser Person” has the meaning specified in Section 12.18.

“Releasing Seller Person” has the meaning specified in Section 12.18.

“Relevant CIR Period” has the meaning specified in Section 8.08(a)(ii).

“Representatives” means, as to any Person, such Person’s Affiliates and its and their respective directors, officers, employees, investment bankers, insurers, consultants, attorneys, agents, accountants and other advisors and representatives.

“Required Financing Amount” has the meaning specified in Section 5.07(d).

“Restrictive Covenant Agreement” has the meaning specified in the recitals.

“Retained Benefit Plans” has the meaning specified in Section 7.02.

“Reverse Termination Fee” has the meaning specified in Section 11.02(b).

“Sanctioned Person” means any person, organization or vessel: (a) designated on the list of Specially Designated Nationals and Blocked Persons maintained by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), the Consolidated List of Financial Sanctions Targets maintained by His Majesty’s Treasury or any other list of designated or targeted Persons issued under the Sanctions of the United States or any other country; (b) that is, or is an agency, instrumentality or otherwise a part of, a Governmental Authority of a Sanctioned Territory or of Venezuela; (c) located, organized or ordinarily resident in or operating from a Sanctioned Territory; (d) owned or controlled by, or acting on behalf of, any of the foregoing; or (e) otherwise targeted under any Sanctions.

“Sanctioned Territory” means any country or territory targeted by a general export, import, financial or investment embargo under Sanctions, which countries and territories, as of the date hereof, are Cuba, Iran, North Korea, Syria, the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine.

“Sanctions” means any economic or financial sanctions or export controls imposed, administered or enforced from time to time by: (a) OFAC, the U.S. State Department, the U.S. Commerce Department or any other agency of the U.S. government; (b) the United Nations; (c) the European Union or any member state thereof; or (d) the United Kingdom.

“Securities Act” means the Securities Act of 1933.

“Seller” has the meaning specified in the Preamble.

“Seller 401(k) Plan” has the meaning specified in Section 7.07(a).

“Seller Cash Pooling Arrangements” means any arrangements relating to physical or virtual cash pooling, or similar arrangements, between the Seller and/or one or more of its Affiliates, to which one or more Target Group Entities is a party, including any Contracts directly relating to such arrangements.

“Seller Cooperation Parties” has the meaning specified in Section 6.09(b).

“Seller Counsel” has the meaning specified in Section 12.15.

“Seller Credit Support” has the meaning specified in Section 6.05.

“Seller Disclosure Letter” means the disclosure letter delivered by the Seller to the Purchaser Entities on the date hereof.

“Seller Entities” means the Seller and all of the Affiliates of the Seller that own or hold the rights to any Transferred Company Shares, provided, that “Seller Entities” shall not include the Target Group Entities.

“Seller Indemnitees” means the Seller, its Affiliates, and their respective officers, directors, employees, shareholders, members, partners, agents, Representatives, successors and permitted assigns.

“Seller Marks” means all Trademarks, containing or incorporating, in part or in whole, the words Leggett & Platt, L&P, L&P Aerospace, or, any variations, derivations, acronyms, or any translation in any language of any of the foregoing, whether alone or in conjunction with other words, graphics, designs or indicia which, in each case, is identical to, or could be confusingly similar to or dilutive of any of the foregoing.

“Seller Parties” has the meaning specified in Section 12.15.

“Seller Personal Data” has the meaning specified in Section 7.18.

“Seller Released Claims” has the meaning specified in Section 12.18.

“Seller Reporting Company” has the meaning specified in Section 8.08(a)(iv).

“Seller Retained Marks” has the meaning set forth in Section 6.11(d)(i).

“Seller Tax Return” has the meaning specified in Section 8.04(b).

“Seller’s CIR Group” has the meaning specified in Section 8.08(a)(v).

“Special Bonus Agreements” means those Contracts as set forth on Section 1.01(i) of the Seller Disclosure Letter.

“Specified Contracts” means the contracts listed in Section 1.01(j) of the Seller Disclosure Letter.

“Staffing Agency” means any temporary employment agency, leasing agency, staffing agency, labor contractor, professional employer organization or similar organization, in each case, that is now or has been engaged by any Target Group Entity or by any Seller Entity with respect to the Business.

“Straddle Period” means a Tax period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person: (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of: (i) the total combined voting power of all classes of voting securities of such entity; (ii) the total combined Equity Interests; or (iii) the capital or profit interests, in the case of a partnership; or (b) otherwise has the power to vote or to direct the voting of sufficient securities to elect a majority of the board of directors or similar governing body.

“Supplier” has the meaning specified in Section 8.02(a).

“Surrender” means any process whereby a relief or an amount of income, profit or gains arising to a company is surrendered, transferred or allocated in any manner for the purposes of Corporation Tax to another company, and includes without limitation: (a) the surrender of losses or other amounts eligible for group relief in accordance with parts 5 or 5A of the Corporation Tax Act 2010; (b) the notional transfer of any asset or reallocation of a gain or loss in accordance with section 171A of the Taxation of Chargeable Gains Act 1992 or any reallocation of a chargeable realization gain in accordance with section 792 of the Corporation Tax Act 2009; (c) the surrender of a tax refund in accordance with chapter 4 of part 22 of the Corporation Tax Act 2010; (d) the roll-over of gains or realization profits on a group basis under section 175 of the Taxation of Chargeable Gains Act 1992 or sections 777 to 779 of the Corporation Tax Act 2009; (e) the surrender of amounts in respect of R&D expenditure credit pursuant to sections 104N and 104R of the Corporation Tax Act 2009; or (f) the allocation of a set-off amount within a group pursuant to section 357EB the Corporation Tax Act 2010 (patent box).

“Target Group Benefit Plan” means each Benefit Plan maintained or sponsored solely by any of the Target Group Entities excluding any Benefit Plan maintained or sponsored solely by the U.S. Transferred Companies.

“Target Group Entities” means, collectively, the Transferred Companies and the Transferred Company Subsidiaries, and “Target Group Entity” means any one of the Target Group Entities.

“Target Working Capital” means $55,536,000.

“Tax” or “Taxes” means (i) any and all taxes (of any nature), fees, levies, imposts, duties or other assessments of any kind whatsoever, including any gross income, net income, franchise, profits or excess profits, gross receipts, estimated, capital, goods, services, documentary, use, transfer, ad valorem, business rates, value added, sales, customs, real or personal property, capital stock, license, payroll, withholding or back-up withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, transfer, gains taxes, together with any interest, penalties, charges, fines or surcharges, additions to tax or additional amounts imposed with respect thereto, and any deductions or withholdings of any sort in each case irrespective of being imposed as a primary or secondary liability and of whether any amount in respect of them is recoverable from any other person and (ii) any amount described in (i) owed as a result of being or having been a member of any affiliated, consolidated, combined, unitary or similar group.

“Tax Authority” means any taxing, board, bureau, body, Person, department, or authority of any national, state or local jurisdiction, competent to impose any Liability of Tax, or assess or collect any Tax.

“Tax Consolidation Group” means any group of Persons filing Tax Returns on a combined, consolidated, unitary or similar basis that, at any time on or before the Closing Date, includes or has included any Target Group Entity or any predecessor of a Target Group Entity.

“Tax Documents” has the meaning specified in Section 8.04(a).

“Tax Returns” means all returns, reports (including elections, declarations, disclosures, schedules, estimates and information returns) and other information required to be supplied to a Tax Authority relating to Taxes.

“Terminated Contracts” has the meaning specified in Section 6.17.

“Top Customers” has the meaning specified in Section 4.21.

“Top Suppliers” has the meaning specified in Section 4.22.

“Trade Approvals” has the meaning specified in Section 4.07(a).

“Transaction Documents” means this Agreement, the Ancillary Agreements and any certificate or other document delivered by any Party hereto or any party thereto in connection herewith or therewith, including those agreements, documents and certificates contemplated by Section 2.05.

“Transaction Expenses” means, to the extent unpaid as of immediately prior to the Closing, without duplication: all expenses, fees and charges of, or payable by, the Target Group Entities, to the extent incurred, triggered by, accelerated or that accrue by or on behalf of any Target Group Entity in connection with the preparation, negotiation and execution of this Agreement and the consummation of and discussions leading to the Acquisition (including any exploration of strategic alternatives of the Target Group Entities (however structured)), including: (i) fees, costs and expenses of legal counsel, accountants, investment bankers and financial advisors and any other consultants; (ii) all Liabilities to any Business Employee or Former Business Employee of any Target Group Entity that are incurred, in whole or in part, as a result of or in connection with the transactions contemplated by this Agreement (including any sale, stay or retention bonus payments, change of control payments, deferred compensation, transaction bonus payments, severance, termination or similar bonus, payment or other compensation), but, in each case, excluding Liabilities that are retained by the Seller pursuant to Article VII (including any Liabilities under or in connection with the Special Bonus Agreements entered into between the Seller and certain executives); (iii) the employer portion of any payroll, social security, unemployment, employment or similar Taxes with respect to or in connection with the Liabilities that are Transaction Expenses pursuant to clause (ii) of this definition and any amounts payable to gross-up or make whole any Person for income or excise Taxes imposed with respect to or in connection with such amounts; (iv) the fifty percent (50%) portion of any Transfer Taxes for which the Seller is responsible pursuant to this Agreement; and (v) 50% of the premium for an Environmental Insurance Policy, provided, however, that such amount shall not exceed $1,000,000; provided that

“Transaction Expenses” shall in no event include any “double-trigger” severance, or other amounts payable as a result of a termination of employment following the Closing or otherwise payable as a result of any arrangement entered into or agreed to between the Purchaser Entities or any of its Affiliates and any Business Employee.

“Transfer Taxes” means all transfer, real or personal property transfer, documentary, stamp and all other similar Taxes or other like charges, together with interest, penalties, surcharges, fines or additional amounts imposed with respect thereto, whether or not disputed.

“Transferred Business Employee” has the meaning specified in Section 7.01(a).

“Transferred Companies” means: (a) the U.S. Transferred Companies; (b) the UK Transferred Company; and (c) subject to the exercise by the French Seller Entity of the option granted under the French Put Option Agreement, the French Transferred Company.

“Transferred Company Shares” means, collectively, the issued and outstanding shares of capital stock or other Equity Interests of each of the Transferred Companies.

“Transferred Company Subsidiary” means any direct or indirect Subsidiary of any of the Transferred Companies.

“Transferred Subsidiary Shares” has the meaning specified in Section 4.02(a).

“Transition Services Agreement” means the transition services agreement to be entered into between the Parties and their respective Affiliates (as applicable), in the form attached hereto as Exhibit A.

“UK Bidco” has the meaning set forth in the Preamble.

“UK Transferred Company” means David Hart Aerospace Pipes Limited, a private limited company incorporated under the Laws of England and Wales registered under number 03752273 and having its registered office at C/O Bracher Rawlins Llp, 16, High Holborn, London, England, WC1V 6BX.

“US Bidco” has the meaning specified in the Preamble.

“U.S. Transferred Companies” means: (a) Western Pneumatic Tube Holding, LLC, a Delaware limited liability company; and (b) Leggett & Platt Aerospace Middletown, LLC, a Delaware limited liability company.

“VAT” means (a) value added tax imposed pursuant to VATA and legislation and regulations similar or supplemental thereto; (b) any tax imposed in compliance with the European Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and (c) any sales, goods and services, use, value added or other tax of a similar nature, whether imposed in the United Kingdom or in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in clauses (a) or (b) above, or imposed elsewhere.

“VATA” means the Value Added Tax Act 1994.

“VDR” means the electronic data room for “Project Flow” maintained by DFS Venue.

“WARN Act” has the meaning specified in Section 7.12.

“Willful Breach” means, with respect to any covenant, obligation or agreement set forth in this Agreement, a deliberate and intentional action or a deliberate and intentional omission by a Party that both: (a) causes such Party to be in breach of such covenant or agreement contained in this Agreement; and (b)

such Party actually knows at the time of such intentional action or omission is, or would reasonably be expected to result in, a breach of this Agreement.

“Working Capital” means the amount equal to: (a) Current Assets; minus (b) Current Liabilities, as of the Adjustment Measurement Time.

ARTICLE II

PURCHASE AND SALE OF THE TRANSFERRED COMPANY SHARES

Section 2.01 Purchase and Sale of the Transferred Company Shares. On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Seller shall, and shall cause the Seller Entities to, sell, convey, transfer, assign and deliver to (i) UK Bidco, the Transferred Company Shares of the UK Transferred Company, (ii) US Bidco, the Transferred Company Shares of the U.S. Transferred Companies and (iii) France Bidco, the Transferred Company Shares of the French Transferred Company, and each of UK Bidco, US Bidco and France Bidco shall purchase from the Seller and the applicable Seller Entity, the relevant Transferred Company Shares, free and clear of all Liens other than transfer restrictions imposed by applicable securities Laws.

Section 2.02 Purchase Price.

(a) Subject to the terms and conditions of this Agreement, in consideration of the transfer of the Transferred Company Shares, US Bidco shall pay, or shall cause to be paid, to the Seller an amount in cash equal to $285,000,000 (the “Base Purchase Price”); plus: (i) Working Capital minus Target Working Capital (which may be a negative number); plus (ii) the amount of Cash; minus (iii) the amount of Indebtedness (the Base Purchase Price as so adjusted, the “Purchase Price”).

(b) As used in this Agreement, the “Estimated Purchase Price” means an amount equal to the Base Purchase Price; plus: (i) Estimated Working Capital minus Target Working Capital (which may be a negative number); plus (ii) Estimated Cash; provided, however, that solely for the purposes of the calculation of the Estimated Purchase Price, the amount of Estimated Closing Cash shall in no event exceed the Maximum Cash Amount; minus (iii) Estimated Indebtedness. For purposes of determining the amount of cash to be paid as the Estimated Purchase Price at the Closing pursuant to Section 2.05(b)(ii), the Seller shall prepare and deliver to US Bidco on behalf of the Purchaser Entities, not less than five (5) Business Days before the Closing Date, (i) a statement (the “Estimated Closing Statement”) setting forth its good faith estimate of: (A) Working Capital as of the Adjustment Measurement Time (such amount, “Estimated Working Capital”); (B) Indebtedness as of immediately prior to the Closing (such amount, “Estimated Indebtedness”); (C) Cash as of the Adjustment Measurement Time (such amount, “Estimated Cash”); and (D) the Estimated Purchase Price, and (ii) an unaudited, consolidated balance sheet of the Target Group Entities. The Estimated Closing Statement shall be prepared in accordance with, as applicable, the definitions of “Adjustment Measurement Time”, “Indebtedness”, “Cash”, “Working Capital”, and “Accounting Principles”, and will not introduce any different accounting methods, principles, policies, practices, procedures, classifications, judgments, estimation methodologies, conventions, definitions, techniques, elections, inclusions, exclusions and assumptions (including with respect to the nature of accounts, levels of reserves, and levels of accruals) from those set forth in the Accounting Principles. Following delivery of the Estimated Closing Statement to US Bidco, the Seller and the Target Group Entities may not amend or modify the Estimated Closing Statement without the prior written consent of US Bidco. The Seller will, and will cause the Target Group Entities to, reasonably cooperate with US Bidco and its Representatives in their review of the Estimated Closing Statement and provide US Bidco and its Representatives with reasonable access during normal business hours, upon reasonable prior written notice, to the books, records (including work papers, schedules, memoranda and other documents in their possession), and supporting data of the Target Group Entities, in each case, to the extent that they relate to the Estimated Closing Statement; provided, that (A) the foregoing shall not require the Seller or the Target

Group Entities to provide, and shall not entitle US Bidco or any of its Representatives to, access any information or materials that are subject to any attorney-client, work product or other similar privilege if providing such access would jeopardize such privilege and (B) any access to information or materials shall be subject to restrictions under applicable Law and Contracts and, if requested, the execution of customary workpaper access letters. US Bidco and its Representatives shall be entitled to review, comment on and request reasonable changes to the Estimated Closing Statement (and the components and calculations included therein), and the Target Group Entities and the Seller shall consider US Bidco’s comments and proposed changes (if any) in good faith; provided, that if the Seller does not agree to make any changes to the Estimated Closing Statement prior to the Closing, the amounts reflected in the Estimated Closing Statement shall be used for purposes of calculating the Estimated Purchase Price to be paid on the Closing Date. For the avoidance of doubt, US Bidco’s failure to identify or raise any comment or change or the Seller’s acceptance or non-acceptance of any comment or change shall not indicate any acceptance or waiver by US Bidco, the Seller, or otherwise affect the Purchaser Entities’ or the Seller’s rights under this Section 2.02(b).

Section 2.03 Purchase Price Adjustment.

(a) If the Purchase Price as finally determined in accordance with this Section 2.03 is less than the Estimated Purchase Price, the Seller shall pay, or shall cause to be paid, to US Bidco the total amount of such deficit, and if the Purchase Price as finally determined in accordance with this Section 2.03 exceeds the Estimated Purchase Price, US Bidco shall pay to the Seller the total amount of such excess, in either case, by wire transfer of immediately available U.S. dollar funds to an account designated by the Party receiving payment, within three (3) Business Days after the final determination of the Purchase Price pursuant to this Section 2.03.

(b) As promptly as practicable (and, in any event, not later than 11:59 p.m. New York time on the date that is ninety (90) days from the Closing Date), the Purchaser Entities shall prepare and deliver to the Seller (A) a statement (the “Closing Statement”) setting forth the Purchaser Entities’ calculation of: (i) Working Capital as of the Adjustment Measurement Time; (ii) Indebtedness as of immediately prior to Closing; (iii) Cash as of the Adjustment Measurement Time; and (iv) the Purchase Price, and (B) an unaudited, consolidated balance sheet of the Target Group Entities. For purposes of preparing and reviewing the Closing Statement or any Disagreement Notice, the Parties agree to provide each other and their respective Representatives, upon reasonable advance notice, reasonable access during normal business hours to their respective books, records and personnel to the extent relating to the Business throughout the periods during which the Closing Statement is being prepared or evaluated and any disputes that may arise under this Section 2.03 are being resolved; provided that (A) the foregoing shall not require a Party to provide, and shall not entitle any opposing Party or any of its Representatives to, access any information or materials that are subject to any attorney-client, work product or other similar privilege if providing such access would jeopardize such privilege and (B) any access to information or materials shall be subject to restrictions under applicable Law and Contracts and, if requested, the execution of customary workpaper access letters. If the Seller disagrees with the determination of the Closing Statement, the Seller shall notify the Purchaser Entities in writing of such disagreement not later than 11:59 p.m. New York time on the date that is forty-five (45) days from the date on which the Closing Statement was delivered to the Seller, which written notice shall set forth any such disagreement in reasonable detail (“Disagreement Notice”), together with reasonable supporting documentation. If the Seller fails to deliver a Disagreement Notice by the date and time set forth in the immediately prior sentence, the Seller shall be deemed to have accepted the Closing Statement delivered by the Purchaser Entities, and such Closing Statement shall be final and binding on the Parties for all purposes hereunder. In no event shall the Seller be entitled to submit more than one (1) Disagreement Notice and matters included in the calculations in the Closing Statement to which the Seller does not object in the Disagreement Notice shall be deemed accepted by the Seller, shall be deemed final and binding on the Parties and shall not be subject to further dispute or review.

(c) The Seller and the Purchaser Entities will negotiate in good faith to resolve the matters pertaining to the Disagreement Notice, and all such discussions related thereto will (unless otherwise agreed in writing by the Purchaser Entities and the Seller) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule, but if the Purchaser Entities and the Seller are unable to so resolve any disagreement within thirty (30) days after delivery by the Seller of a Disagreement Notice, the Purchaser Entities and the Seller shall jointly appoint KPMG, or if KPMG is unable or unwilling to accept such engagement, the Purchaser Entities and the Seller shall jointly select another mutually acceptable nationally recognized firm of independent certified public accountants and experts in the United States in this matter, the retention of which will not give rise to present or potential future auditor independence problems for the Seller, the Purchaser Entities or any of their respective Affiliates, as determined in the reasonable discretion of the Seller and the Purchaser Entities, to resolve such disagreement (KPMG or the firm so selected, as applicable, the “Accounting Firm”). The Parties shall instruct the Accounting Firm to consider only those items and amounts set forth in the Closing Statement as to which the Seller has disagreed pursuant to a Disagreement Notice and for which the Purchaser Entities and the Seller have not resolved such disagreement (“Disputed Items”). Neither the Purchaser Entities nor the Seller shall have any ex parte communications with the Accounting Firm. The Accounting Firm will act as an expert and not as an arbitrator and the scope of the disputes to be resolved by the Accounting Firm shall be limited to whether the Closing Statement was prepared in accordance with the terms hereof (including the Accounting Principles), and whether there were mathematical errors in the calculation of the Closing Statement, and the Accounting Firm shall not make any other determination. The Accounting Firm shall make its determination based solely on written submissions provided by the Purchaser Entities and the Seller and not pursuant to any independent review. In resolving any such disagreement, the Accounting Firm may not assign a value to an item greater than the greatest value for such item claimed by the Purchaser Entities in the Closing Statement or by the Seller in the Disagreement Notice or less than the lowest value for such item claimed by the Purchaser Entities in the Closing Statement or by the Seller in the Disagreement Notice. The Purchaser Entities and the Seller shall use commercially reasonable efforts to cause the Accounting Firm to deliver to all Parties, as promptly as practicable, a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement along with reasonable details of the basis for the Accounting Firm’s determination with respect to each Disputed Item. Such report shall be final and binding upon the Parties, absent fraud or manifest error. The fees, costs and expenses of the Accounting Firm arising in connection with this Section 2.03 shall be borne by the Parties in such proportion to reflect the relative amount of each Party’s determination that has been modified pursuant to the Accounting Firm’s report. For example, if the Seller claims in the Disagreement Notice that it is entitled to an adjustment payment of $100,000, but the Accounting Firm determines that the Seller has a valid claim for only $30,000, then the Purchaser Entities shall bear thirty percent (30%) of the fees, costs and expenses of the Accounting Firm and the Seller shall bear the other seventy percent (70%)  of such fees, costs and expenses.

Section 2.04 The Closing. Subject to the terms and conditions of this Agreement, the closing of the Acquisition (the “Closing”) shall take place remotely via the electronic exchange of counterpart signature pages (or of executed documents where exchange of counterpart signature pages is not permitted under applicable Law): (a) on the second (2nd) Business Day following the date on which all of the conditions to the obligations of the Parties set forth in Article IX are satisfied or waived (other than conditions to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing); or (b) at such other time and date or at such other place as the Seller and the Purchaser Entities may mutually agree upon in writing; provided, however, that in no event shall the Closing occur prior to the date that is thirty (30) days after the date of this Agreement (or if such date is not a Business Day, the Business Day immediately following such date) (such date the “Inside Date”) without the prior written consent of the Purchaser Entities. The date on which the Closing actually takes place is referred to herein as the “Closing Date”.

Section 2.05 Actions and Deliveries at the Closing.

(a) At the Closing (or, within such time period as specified below, as applicable), the Seller shall deliver or cause to be delivered to the Purchaser Entities:

(i) evidence of assignment of the Transferred Company Shares (in form and substance reasonably satisfactory to the Purchaser Entities) together with the corresponding share certificates or updated share transfer register and shareholders accounts (if any);

(ii) a counterpart of each of the Ancillary Agreements, and the French Tax Group Exit Agreement executed by each of the Seller, any Seller Entity and any Target Group Entity that is a party thereto (as applicable);

(iii) a certificate, dated as of the Closing Date and signed by a duly authorized officer of the Seller stating that the conditions set forth in Section 9.02(a), Section 9.02(b) and Section 9.02(c) have been satisfied;

(iv) in the event that any Material Indebtedness for Borrowed Money issued or incurred by any Target Group Entity is outstanding immediately prior to the Closing on the Closing Date, duly executed copies of the Payoff Letters in accordance with Section 6.21 (it being agreed and understood that if, as of immediately prior to the Closing Date, there is no Material Indebtedness for Borrowed Money, no such Payoff Letters shall be required to be delivered hereunder);

(v) at least three (3) Business Days prior to the Closing Date, final invoices in form and substance reasonably satisfactory to Purchaser Entities from each payee of the Transaction Expenses (other than in respect of any amounts to be paid to any employee, director, officer or other service provider of Target Group Entity that constitute “wages”) (it being agreed and understood that if, as of immediately prior to the Closing Date, there are no Transaction Expenses, no such invoices shall be required to be delivered hereunder);

(vi) evidence that each of the notices listed in Section 2.05(a)(vi) of the Seller Disclosure Letter have been delivered in a form and substance reasonably satisfactory to the Purchaser Entities;

(vii) evidence in a form and substance reasonably satisfactory to the Purchaser Entities that each of the Terminated Contracts have been terminated effective immediately prior to the Closing with no ongoing liability or obligation to any of the Target Group Entities;

(viii) evidence in a form and substance reasonably satisfactory to the Purchaser Entities that the actions set forth in Section 2.06 have been satisfied;

(ix) a good standing certificate for each of the U.S. Transferred Companies issued by the Secretary of State of the State of Delaware, dated as of a date not earlier than ten (10) days prior to the Closing Date;

(x) the resignation letters of each of the Persons designated in writing by the Purchaser Entities at least ten (10) Business Days prior to the Closing and the resolutions (if any) duly effectuated prior to the Closing by the applicable governing body of each Target Group Entity removing them as managers, directors and officers (or local equivalents) of each Target Group Entity (in their capacities as such and not in an employment capacity), in each case, in a form and substance reasonably satisfactory to the Purchaser Entities and effective as of immediately prior to the Closing;

(xi) an executed IRS Form W-9 of the Seller;

(xii) with respect to the Owned Real Property, located at 805 6th Street, Kirkland, WA 98033 a Non-Imputation Affidavit of Western Pneumatic Tube Holding, LLC and an Owner’s Affidavit of Western Pneumatic Tube Company, LLC, each substantially in the forms set forth in Section 2.05(a)(xii) of the Seller Disclosure Letter, with all blank lines and exhibits thereto populated as is necessary to complete the forms;

(xiii) the original copy of the reiterative agreement (acte réitératif) in relation to the transfer of the Transferred Company Shares of the French Transferred Company to the France Bidco, prepared for the sole purposes of the registration of the sale of the Transferred Company Shares of the French Transferred Company with the competent Tax Authorities, in the form set forth in Section 2.05(a)(xiii) of the Seller Disclosure Letter duly executed, in the French language;

(xiv) a copy of the executed French Put Option exercise notice; and

(xv) a copy of the executed minutes of the executive committee (Comité de Direction) of the French Transferred Company authorizing the transfer of the French Transferred Company’s Equity Interests to the Purchaser Entities (or any Affiliates thereto).

(b) At the Closing, on behalf of the Purchaser Entities, US Bidco shall deliver to the Seller:

(i) a counterpart of each of the Ancillary Agreements, executed by the applicable Purchaser Entity and any of its Affiliates that is a party thereto;

(ii) the Estimated Purchase Price by wire transfer in immediately available funds, to an account or accounts designated at least three (3) Business Days prior to the Closing Date by the Seller in a written notice to US Bidco accompanying the Estimated Closing Statement; and

(iii) a certificate, dated as of the Closing Date and signed by a duly authorized officer of the Purchaser Entities that the conditions referred to in Section 9.01(a) and Section 9.01(b) have been satisfied.

(iv) if applicable, payment of the applicable Debt Payoff Amount to the recipients thereof specified in any Payoff Letter pursuant to and in accordance with the instructions contained therein.

Section 2.06 Intra-Group Arrangements.

(a) The Seller shall cause, no later than immediately prior to the Closing, any Intra-Group Payables and Intra-Group Receivables, to be fully settled or otherwise cancelled, in each case without further liability or obligation (contingent or otherwise) of any party thereunder.

(b) Without prejudice to paragraph (a) above, the Seller shall cause, no later than immediately prior to the Closing, any Target Group Entities that are party to any Seller Cash Pooling Arrangements, to be removed from such Seller Cash Pooling Arrangements, and shall cause the settlement of any Intra-Group Payables and Intra-Group Receivables related thereto.

Section 2.07 Local Transfer Agreements.

(a) The Parties shall negotiate in good faith prior to the Closing to enter into any agreement, transfer document or other instrument necessary to give effect to the transfer of title of any Transferred Company Shares (the “Local Transfer Agreements”). Any such Local Transfer Agreement shall include only such provisions as are required by applicable Law to give effect to such transfer and shall not enlarge or modify the rights or remedies of the Parties with regard to such transfers beyond those rights and obligations arising under this Agreement. To the extent that the provisions of a Local Transfer Agreement are inconsistent with or (except to the extent they implement a transfer in accordance with this Agreement) additional to the provisions of this Agreement, the provisions of this Agreement shall prevail. Each Party shall not, and shall cause its respective Affiliates not to, bring any Action (including for breach of any warranty, representation, undertaking, covenant or indemnity relating to the transactions contemplated hereby) against the other Party or any of its Affiliates in respect of or based upon any of the Local Transfer Agreements, except solely to the extent necessary to enforce any transfer of the Transferred Company Shares in a manner consistent with the terms of this Agreement.

Section 2.08 French Information and Consultation Processes.

(a) Pursuant to applicable Law, the works council of the French Transferred Company is required to be informed and consulted in advance of any final decisions being taken by the French Seller Entity (the “French Information and Consultation Process”) with respect to the proposed sale of the French Transferred Company and the employees of the French Transferred Company shall be informed individually of their right to make a takeover offer according to article L. 23-10-7 of the French Commercial Code (the “French Employee Information Process”).

(b) On the date hereof, the French Seller Entity and US Bidco entered into the French Put Option Agreement pursuant to which the French Seller Entity has been granted an option to sell all of the issued and outstanding Equity Interests of the French Transferred Company to US Bidco or its designated Affiliate on the terms and subject to the conditions in the French Put Option Agreement, for the purchase price specified in this Agreement (the “French Purchase Price”).

(c) The Parties agree to conduct (or cause to be conducted, as applicable) the French Information and Consultation Process and French Employee Information Process as soon as reasonably practicable following the date hereof and in accordance with the terms of the French Put Option Agreement.

(d) On the terms and conditions set forth in the French Put Option Agreement, US Bidco has irrevocably offered to purchase all of the Equity Interests of the French Transferred Company, subject to the Seller’s exercise of the put option within the exercise period and in accordance with the conditions set forth in the French Put Option Agreement.

(e) Notwithstanding anything to the contrary set forth in this Agreement or otherwise: (i) the French Seller Entity may, in its sole discretion, decide whether or not to pursue the transactions set forth in the French Put Option Agreement at any time within the exercise period and in accordance with the conditions set forth in the French Put Option Agreement; (ii) as of the date hereof, neither the French Seller Entity nor any of its Affiliates is bound to transfer or cause the transfer of the Equity Interests of the French Transferred Company; and (iii) nothing in this Agreement shall be construed in a way that the French Seller Entity has agreed to the French Put Option Exercise.

(f) On the terms and subject to the conditions of this Agreement and of the French Put Option Agreement and always subject to the exercise thereof by the French Seller Entity, the sale of all of the Equity Interests of the French Transferred Company shall occur on the Closing Date.

(g) On the Closing Date, the Seller shall cause the French Seller Entity and the French Transferred Company to execute and deliver all documents and instruments, as may be reasonably necessary in order to complete the sale of all of the Equity Interests of the French Transferred Company to US Bidco or its designated Affiliate, in each case, on the terms and subject to the conditions set forth in the French Put Option Agreement and the Local Transfer Agreement regarding the French Transferred Company.

(h) Subject to the exercise of the French Put Option by the French Seller Entity, the sale of all of the Equity Interests of the French Transferred Company shall occur on the terms and subject to the conditions set forth in this Agreement, with effect from the Closing Date, and an amount equal to the French Purchase Price shall become payable to the Seller, as part of the Base Purchase Price, on the Closing Date.

(i) Notwithstanding anything to the contrary set forth in this Agreement, unless and until the French Seller Entity has executed and delivered to US Bidco notice of the French Put Option Exercise, which shall not occur until the end of the French Information and Consultation Process and the French Employee Information Process: (i) the provisions of this Section 2.08 shall not be effective with respect to the conveyance of the Equity Interests of the French Transferred Company; and (ii) the Base Purchase Price shall be reduced by an amount equal to the French Purchase Price. For the avoidance of doubt, the Base Purchase Price assumes delivery of the executed French Put Option Exercise and therefore already includes the French Purchase Price.

Section 2.09 Allocation of Purchase Price. Within one hundred twenty (120) days following the Closing Date, the Purchaser Entities will submit to the Seller an allocation of the Purchase Price and any other amounts treated as consideration for applicable Tax purposes among the French Transferred Company, the UK Transferred Company and the U.S. Transferred Companies in accordance with the methodologies set forth in Section 2.09 of the Seller Disclosure Letter (the “Proposed Allocation”). Within forty-five (45) days thereafter, the Seller will deliver either a notice accepting the Proposed Allocation or a statement setting forth in reasonable detail any objections thereto and the basis for such objections. If the Seller timely deliver a statement setting forth objections to the Proposed Allocation in accordance with the previous sentence, the Seller and the Purchaser Entities will use good faith efforts to resolve such objections. If the Purchaser Entities and the Seller are unable to mutually agree on the allocation, the procedure set forth in Section 2.03(b) will control with any necessary modifications. If the Seller accepts the Proposed Allocation (or do not within the forty-five (45)-day period described above deliver a statement setting forth in reasonable detail any objections described above), the Proposed Allocation shall be binding on the Parties. The agreed allocation shall be amended to reflect any adjustment to the Purchase Price hereunder. The Seller and the Purchaser Entities shall: (a) be bound by the allocation so determined; (b) act in accordance with the allocation in the preparation of financial statements and filing of all Tax Returns and in the course of any Tax audit, Tax review or Tax litigation relating thereto; and (c) take no position and cause their Affiliates to take no position inconsistent with the allocation for any Tax purpose unless otherwise required by a “final determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local, or non-U.S. Law). The Purchaser Entities will provide an estimated Proposed Allocation on the Closing Date if necessary to comply with applicable Law, including payment of any Transfer Taxes (and, in particular, to allow for performing in due time registration formalities in respect of the transfer of the French Transferred Company).

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO THE SELLER AND THE SELLER ENTITIES

Except as set forth in the Seller Disclosure Letter, the Seller represents and warrants to the Purchaser Entities that all of the statements contained in this Article III are true and correct as of the date of this Agreement (or, if made as of a specified date, as of such date) and as of the Closing.

Section 3.01 Organization, Standing and Power. The Seller is a corporation duly incorporated under the Laws of the state of Missouri and has all requisite corporate power and authority to: (a) enable it to own, lease or otherwise hold and operate its assets and properties; and (b) conduct its business as currently conducted. Each of the Seller Entities is duly formed under its Laws of organization and has all requisite power and authority to (x) enable it to own, lease or otherwise hold and operate its assets and properties, and (y) conduct its business as currently conducted.

Section 3.02 Authority; Execution and Delivery; Enforceability. Each of the Seller Entities, as applicable, has full power (corporate, limited liability company, or otherwise) and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party, to perform its obligations hereunder and thereunder, as applicable, and to consummate the Acquisition and the other transactions contemplated hereby and thereby. The execution and delivery by the Seller Entities, as applicable, of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and the consummation by the Seller Entities, as applicable, of the Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Seller Entities, as applicable, and no other action on the part of the Seller Entities, as applicable, is necessary to authorize this Agreement and the Ancillary Agreements or the consummation of the Acquisition and the other transactions contemplated hereby or thereby. The Seller has duly executed and delivered this Agreement and, at the Closing, each of the Seller Entities will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and, assuming the due execution and delivery by the applicable Purchaser Entities and, in the case of the Ancillary Agreements, any other party thereto, this Agreement constitutes the Seller’s, and each Ancillary Agreement to which any of the Seller Entities is, or is specified to be, a party will, after execution and delivery by such Seller Entity, constitute such Seller Entity’s legal, valid and binding obligation, enforceable against it in accordance with its respective terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, regardless of whether considered in a proceeding in equity or at Law (clauses (i) and (ii), collectively, the “Bankruptcy and Equity Exception”).

Section 3.03 No Conflicts; Consents and Approvals. Except for Consents and the making of filings and notifications listed in Section 3.03 of the Seller Disclosure Letter, none of: (a) the execution and delivery by the Seller of this Agreement and by any Seller Entity of each Ancillary Agreement to which it is or will be a party; (b) the consummation by the Seller or the Seller Entities, as applicable, of the transactions contemplated hereby or thereby; (c) the compliance by the Seller or the Seller Entities, as applicable, with any of the provisions hereof or thereof; or (d) the performance by the Seller or the Seller Entities, as applicable, of the obligations hereunder and thereunder, as the case may be, will:

(i) conflict with, constitute a default under, violate or result in the breach of any provision of the Organizational Documents of the Seller or any Seller Entity, as applicable;

(ii) require the Seller or any other Seller Entity, as applicable, to make any filing with or otherwise give notice to, or obtain any permit, authorization, clearance, consent, waiver or approval (each, a “Consent”) from any Governmental Authority;

(iii) conflict with, constitute a default under, violate, or result in the breach (with or without notice or lapse of time or both) by the Seller or any other Seller Entity of any applicable Law applicable to the Seller or any other Seller Entity or by which any properties or assets owned or used by the Seller or any other Seller Entity is bound; or

(iv) conflict with, violate, result in the breach or termination of, or constitute (with or without notice or lapse of time or both) a default under, require the Seller or any other Seller Entity to obtain any Consent of, make any filing with or give any notice to any Person under, give rise to any right of termination or acceleration or right to increase the obligations or otherwise adversely modify the terms under, any Material Contract.

Section 3.04 Brokers or Finders. No agent, broker, investment banker or other Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee or expense from the Purchaser Entities and their Affiliates or any Target Group Entity in connection with the transactions contemplated by this Agreement and the Ancillary Agreements hereby and thereby as a result of any arrangements entered into by the Seller or any other Seller Entity.

Section 3.05 Litigation. There is no Action or other proceeding pending or threatened in writing (or, to the Knowledge of the Seller, orally) before or by any Governmental Authority against the Seller or any other Seller Entity which does, or would reasonably be expected to, individually or in the aggregate, materially delay or impair the Seller or any other Seller Entity’s ability to consummate the transactions contemplated hereby or any transactions contemplated by this Agreement and the Ancillary Agreements to which the Seller or any other Seller Entity is or will be a party, and there is no outstanding Action to which such Seller Entity is a party or by which it or any of its assets or properties is bound which would, individually or in the aggregate, materially delay or impair the Seller’s or any other Seller Entity’s ability to consummate the transactions contemplated hereby or under any and the Ancillary Agreements.

Section 3.06 No Representations or Warranties. Except for the representations and warranties contained in Article V or in any Ancillary Agreement, the Seller acknowledges that none of the Purchaser Entities or their Affiliates nor any Person on behalf of the Purchaser Entities or any other Person on their behalf has made or makes any representation or warranty, written or oral, express or implied, at Law or in equity, with respect to the Purchaser Entities.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING TO THE TARGET GROUP ENTITIES

Except as set forth in the Seller Disclosure Letter, the Seller represents and warrants to the Purchaser Entities that all of the statements contained in this Article IV are true and correct as of the date of this Agreement (or, if made as of a specified date, as of such date) and as of the Closing.

Section 4.01 Organization and Good Standing.

(a) Each of the Target Group Entities is duly organized, validly existing and in good standing under the Law of, and has made all required organizational and corporate filings and maintained all required registers in, its jurisdiction of incorporation or organization, as applicable. Each of the Target Group Entities has all requisite corporate (or other similar entity) power and authority to: (a) enable it to own, lease or otherwise hold its assets and properties; and (b) conduct the Business as currently conducted by it. Each of the Target Group Entities is duly licensed or qualified to do business in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except as would not reasonably be expected to be, individually or in the aggregate, material to the Target Group Entities taken as a whole. The Seller has delivered to the Purchaser Entities true, correct and complete copies of the Organizational Documents of each Target Group Entity as currently in effect and reflect all amendments made thereto at any time prior to the date of this Agreement. No Target Group Entity is in default under, or in violation of, any material provision of any of its Organizational Documents.

(b) No Target Group Entity has given a power of attorney or other authority to any person to enter into any contract or commitment or do anything on its behalf that is still outstanding or effective, other than to appropriate employees to enter into routine trading Contracts in the normal course of their duties or to advisers to carry out administrative actions on behalf of the Target Group Entities.

Section 4.02 Ownership of the Transferred Company Shares; Transferred Subsidiary Shares.

(a) Section 4.02(a) of the Seller Disclosure Letter contains a correct and complete list of each of the Target Group Entities, and for each such Target Group Entity, sets forth: (i) the legal name of such Target Group Entity; (ii) the form of legal Person and jurisdiction of incorporation or formation of such Target Group Entity; and (iii) the names of each Person holding any Equity Interests issued by such Target Group Entity. The Transferred Company Shares, and all of the issued and outstanding loan capital, shares of capital stock of, or other Equity Interests in, the Transferred Company Subsidiaries (the “Transferred Subsidiary Shares”), have been duly authorized and validly issued and are fully paid and non-assessable (if applicable) or credited as fully paid. All of the Transferred Company Shares and the Transferred Subsidiary Shares are owned, directly or indirectly, of record and beneficially, by the Seller, free and clear of any Liens other than transfer restrictions imposed by applicable securities Laws.

(b) Section 4.02(b) of the Seller Disclosure Letter sets forth for each Transferred Company Subsidiary: (a) the jurisdiction of organization for each such Transferred Company Subsidiary, (b) its form of organization and (c) its authorized, issued and outstanding Equity Interests, and the record and beneficial owner of all such Transferred Subsidiary Shares. No Target Group Entity owns, directly or indirectly, any Equity Interest in any Person (other than a Transferred Company Subsidiary), or any interest convertible into or exchangeable or exercisable for any Equity Interest in any such Person. There are no options, warrants, rights, convertible, exercisable or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which any of the Seller Entities or the Target Group Entities is a party or by which any of them is bound obligating any of the Seller Entities or the Target Group Entities to issue, create, deliver or sell, or cause to be issued, created, delivered or sold, additional shares of capital stock or any debt securities or other Equity Interests in, or any security convertible into, or exercisable or exchangeable for, any capital stock of, or other Equity Interest in, any Target Group Entity.

(c) There are no contractual or legal obligations of any Seller Entity or any Target Group Entity to repurchase, redeem or otherwise acquire any Equity Interests or to provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), any Person.

Section 4.03 Financial Information; No Undisclosed Liabilities.

(a) Section 4.03(a) of the Seller Disclosure Letter sets forth true and complete copies of the: (i) unaudited combined balance sheet of the Business as of December 31, 2022 and the related unaudited combined statement of income of the Business for the twelve (12) months ended December 31, 2022 (the “2022 Financial Information”); (ii) unaudited combined balance sheet of the Business as of December 31, 2023 and the related unaudited combined statement of income of the Business for the twelve (12) months ended December 31, 2023 (the “2023 Financial Information”); and (iii) unaudited combined balance sheet of the Business as of December 31, 2024, and the related unaudited combined statement of income of the Business for the twelve (12) months ended December 31, 2024 (the “2024 Financial Information” and, collectively with the 2022 Financial Information and the 2023 Financial Information, the “Financial Information”).

(b) The Financial Information: (i) has been prepared from the consolidated financial statements and books and accounting records of the Seller and the Target Group Entities (which financial statements, books and accounting records have been prepared in accordance with GAAP consistently applied during the periods involved), except for the absence of any notes and any normal year-end adjustments; and (ii) presents fairly in all material respects the financial position of the Business, and the results of operations of the Business, in each case, as of the respective dates thereof and for the respective periods covered thereby; provided that the Financial Information: (A) may not necessarily be indicative of the conditions that would have existed or the results of operations that would have been achieved if the Business had been operated as a separate standalone entity or as an unaffiliated company; and (B) includes certain allocated charges and credits which do not necessarily reflect amounts that the Business would incur on a standalone basis or that would have resulted from arm’s length transactions.

(c) None of the Target Group Entities have any Liabilities (whether accrued, absolute, contingent, unasserted or otherwise), other than: (i) as expressly set forth and adequately reserved for in the Financial Information; (ii) Liabilities incurred since December 31, 2024 in the Ordinary Course of Business (other than any Liability for any breach of warranty, tort, infringement, violation of any Law or any Action); (iii) Liabilities set forth on Section 4.03(c) of the Seller Disclosure Letter; (iv) executory obligations that have been or will be incurred in connection with the transactions contemplated hereby or the announcement, negotiation, execution or performance of this Agreement or the Ancillary Agreements; (v) executory obligations arising pursuant to the terms of any Contract entered into in the Ordinary Course of Business to which any Target Group Entity is a party that have not yet been performed (and that have not resulted from or arisen out of, and do not relate to, any breach or violation of, or default under, such Contract); and (vi) other Liabilities that taken individually or in the aggregate are not, and would not reasonably be expected to be, material to the Target Group Entities, taken as a whole.

(d) The Target Group Entities maintain a system of internal accounting controls and procedures that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and that the transactions involving each of the Target Group Entities are properly authorized and accurately recorded to permit the preparation of the Financial Information.

(e) All accounts receivable of the Business reflected on the Financial Information or acquired since after December 31, 2024 represent actual indebtedness incurred by the applicable account debtors arising out of bona fide sales actually made or services actually performed in the Ordinary Course of Business and represent arm’s length transactions and legal, binding and enforceable claims, subject only to reserves for doubtful accounts determined in accordance with the Accounting Principles.

(f) All accounts payable of the Business arose in bona fide arm’s length transactions in the Ordinary Course of Business and no such account payable is materially delinquent in its payment.

(g) Except as set forth on Section 4.03(g) of the Seller Disclosure Letter, all items of inventory reflected in the 2024 Financial Information or currently held for use in the operation of the Business (i) have been valued in accordance with the GAAP in all material respects, subject to any reserves as accrued in the 2024 Financial Information and thereafter any reserves accrued in the Ordinary Course of Business and (ii) are, in all material respects, of a quality and quantity usable and salable in the Ordinary Course of Business.

(h) Section 4.03(h) of the Seller Disclosure Letter contains a true, correct and complete list of all (i) Indebtedness for Borrowed Money of the Target Group Entities, and (ii) all intercompany indebtedness of the Target Group Entities, in each case, as of December 31, 2024.

Section 4.04 Absence of Certain Changes or Events.

(a) Except for the transactions contemplated by this Agreement, since December 31, 2024, the Target Group Entities have conducted the Business in all material respects in the Ordinary Course of Business.

(b) Since December 31, 2024, there has not occurred any Material Adverse Effect.

(c) Since December 31, 2024, none of the Target Group Entities has taken any of the actions set forth in Section 6.01(b)(i) through Section 6.01(b)(xxi).

Section 4.05 Absence of Litigation.

(a) Except as set forth on Section 4.05 of the Seller Disclosure Letter, there are no, and since the Lookback Date, there have been no material Actions pending or, to the Knowledge of the Seller, threatened, by or against any Target Group Entity or affecting any of the assets or properties or directors, officers, managers, direct equity holders or executives (in each case, in their capacities as such) of the Business, at Law or in equity.

(b) Without limiting the generality of the foregoing, there are no Governmental Orders to which any Target Group Entity is (i) subject to, or (ii) party to or, to Seller’s Knowledge, threatened to be made a party to, in each case that would reasonably be expected to prevent, materially delay, materially impair or have a material adverse effect on Seller’s or any Seller Entity’s and/or any Target Group Entity’s ability to consummate the transactions contemplated by this Agreement or any other Ancillary Agreement or otherwise perform such Person’s obligations under this Agreement or any Ancillary Agreement to which such Person is a party.

Section 4.06 Compliance with Laws.

(a) Except as set forth in Section 4.06(a) of the Seller Disclosure Letter, (a) each of the Target Group Entities is, and since the Lookback Date has been, in compliance in all material respects with all applicable Laws, and (b) since the Lookback Date, no Target Group Entity has received any written or, to the Knowledge of the Seller, oral notice of or been charged with the material violation of any Law and no claims have been filed, or to the Knowledge of the Seller, threatened against, any Target Group Entity alleging a material violation of any Law.

(b) None of the Target Group Entities is or is owned or controlled by a Sanctioned Person. None of the Target Group Entities has, since the Lookback Date: (i) entered into any agreement, transaction, or dealing with any Sanctioned Person or involving any Sanctioned Territory in violation of applicable Sanctions; or (ii) made, received, or accepted any unlawful payment or given, offered, promised, or authorized or agreed to give or receive, any money, advantage or thing of value, directly or indirectly, to or from any Governmental Official or other Person in violation of applicable Anti-Corruption Laws, in each case of the foregoing clause (i)  and (ii), except as would not reasonably be expected to be material to any Target Group Entity.

Section 4.07 International Trade Laws; Sanctions.

(a) Except as disclosed in Section 4.07(a) of the Seller Disclosure Letter, each of the Target Group Entities is and since the Lookback Date has been in material compliance with all applicable International Trade Laws. Without limiting the foregoing, since the Lookback Date, each of the Target Group Entities has obtained all import and export licenses and other required consents, authorizations, waivers, approvals and orders pursuant to applicable International Trade Laws, has made or filed any and all necessary notices, registrations, declarations and filings with any Governmental Authority pursuant to applicable International Trade Laws, and has satisfied the requirements of any license exceptions or exemptions, as required in connection with (i) the import, export, reexport (including deemed exports and reexports) or transfer of products, services, software or technology, and (ii) releases of technical data, software or other technology to foreign nationals, wherever located (the “Trade Approvals”).

(b) None of the Target Group Entities nor any of their respective officers, directors managers, nor, to Seller’s Knowledge, any of the Target Group Entities’ employees, advisors, agents, representatives, independent contractors or any other Persons, acting for or on behalf of any Target Group Entity, is or, since April 24, 2019, has been while acting for or on behalf of any Target Group Entity a Sanctioned Person. None of the Target Group Entities nor any their respective officers, directors, managers, nor to Seller’s Knowledge, any of the Target Group Entities’ employees, advisors, agents, representatives, independent contractors or any other Persons acting for or on behalf of any Target Group Entity, in each case while acting for or on behalf of any Target Group Entity, has, since April 24, 2019, exported, reexported or transferred any products, services, software or technology to, or entered into any agreement, transaction, or other dealing with, directly or indirectly, any Sanctioned Person or involving any Sanctioned Territory in violation of Sanctions.

(c) Except as disclosed in Section 4.07(c) of the Seller Disclosure Letter, since the Lookback Date and, specifically with respect to Sanctions, since April 24, 2019, none of the Target Group Entities nor any of their respective officers, directors, managers, or employees, nor, to the Seller’s Knowledge, any of the Target Group Entities’ agents or any other Persons acting for or on behalf of any of the Target Group Entities has (i) been investigated by a Governmental Authority concerning a suspected or actual violation of, or charged or convicted for violation of any International Trade Laws or (ii) made any disclosures (voluntary or otherwise) to any Governmental Authority with respect to any potential violation or liability of the Target Group Entities arising under or relating to any International Trade Laws. There are no pending or, to the Knowledge of the Seller, threatened inquiries, investigations, enforcement actions, disclosures or other claims concerning any liability of the Target Group Entities or any of their respective officers, directors, managers or employees, in each case in their capacity as such, for violations of International Trade Laws (including with respect to compliance with the Trade Approvals). To the Seller’s Knowledge, there are no actions, conditions, facts or circumstances that would reasonably be expected to give rise to any future inquiries, investigations, enforcement actions, voluntary disclosures or other claims relating to the Target Group Entities’ compliance with International Trade Laws.

(d) To the Seller’s Knowledge, all items (including software and technology) manufactured, developed or exported from the United States by any Target Group Entity that are subject to the Export Administration Regulations are designated EAR99 thereunder.

(e) The Target Group Entities have established and maintained policies, procedures and internal controls reasonably designed to promote and achieve compliance by the Target Group Entities (including their respective officers, directors, managers, employees, agents or other Persons acting on their behalf) with all applicable International Trade Laws.

Section 4.08 Anti-Corruption Laws.

(a) None of the Target Group Entities, nor any officer, director, manager, or employee, nor, to the Seller’s Knowledge, any agent or any other Person, acting for or on behalf of any of the Target Group Entities (in each case, in their capacity as such), is or has since the Lookback Date (i) been in violation of any Anti-Corruption Laws, or (ii) received any notices, complaints, reports, or allegations (written or, to the Seller’s Knowledge, oral) regarding any alleged failure to comply with Anti-Corruption Laws. There are no pending or, to the Knowledge of the Seller, threatened investigations, inquiries, disclosures or other claims concerning any liability of any of the Target Group Entities nor any of their respective officers, directors, managers, employees or agents with respect to Anti-Corruption Laws.

(b) Since the Lookback Date, none of the Target Group Entities, nor any officer, director, manager, employee, or, to the Seller’s Knowledge, any agent or other Person acting for or on behalf of any of the foregoing, has, in violation of applicable Anti-Corruption Laws, offered, authorized, promised or given money or anything else of value to (i) any Governmental Official or (ii) any other Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, for the purpose of: (A) influencing any action or decision of such Person, in such Person’s official capacity, including a decision to fail to perform such Person’s official function; (B) inducing such Person to use such Person’s influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority to assist any Target Group Entity in obtaining or retaining business for, with, or directing business to, any person; or (C) where such payment would constitute a bribe, kickback or illegal or improper payment to assist any Target Group Entity in obtaining or retaining business for, with, or directing business to, any Person.

(c) Since the Lookback Date, none of the Target Group Entities, nor any officer, director, manager, employee or, to the Seller’s Knowledge, any, agent or any other Person acting for or on behalf of any of the Target Group Entities, has, in violation of applicable Anti-Corruption Laws, directly or indirectly requested, agreed to receive or accepted a financial or other advantage intending that, in consequence, a relevant function or activity should be performed improperly by the recipient or another Person (including whether the request, agreement or acceptance itself constitutes the improper performance by the recipient or another Person of a relevant function or activity), or as a reward for the improper performance by the recipient or another Person of a relevant function or activity. Since the Lookback Date, none of the Target Group Entities, nor any officer, director, manager, employee, or, to the Seller’s Knowledge, any agent or any other Person acting for or on behalf of any of the Target Group Entities, has, in violation of applicable Anti-Corruption Laws, improperly performed a relevant function or activity in the anticipation of, or in consequence of, requesting, agreeing to receive or accepting a financial or other advantage.

(d) Since the Lookback Date, none of the Target Group Entities, nor any officer, director, or manager, or employee, nor, to the Seller’s Knowledge, any, agent or any other Person, in each case acting for or on behalf of any of the Target Group Entities, has made or received any payment not correctly categorized and fully disclosed in the books and records of the Target Group Entities in connection with or in any way relating to or affecting the Target Group Entities. To Seller’s Knowledge, since the Lookback Date, there have been no false or fictitious entries made in such books or records relating to any illegal payment or secret or unrecorded fund, and no Target Group Entity has established or maintained a secret or unrecorded fund.

(e) The Target Group Entities have established and maintained policies, procedures and internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) reasonably designed to promote and achieve (i) compliance by the Target Group Entities (including their respective officers, directors, managers, employees, agents or other Persons acting on their behalf) with all applicable Anti-Corruption Laws, and (ii) accurate books and records of the Target Group Entities that fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets.

Section 4.09 Permits. Each of the Target Group Entities has obtained and holds all Permits from or issued by a Governmental Authority, or any accreditation from or with any accrediting entity, and any waiver of any of the foregoing or approval of a Governmental Authority or such accrediting entity, necessary for the operation of the Business as currently conducted, except where the failure to obtain such Permits would not adversely affect the Target Group Entities, taken as a whole, in any material respect. Except as set forth on Section 4.09 of the Seller Disclosure Letter, the Target Group Entities are, and since the Lookback Date have been, in compliance in all material respects with all applicable Laws and terms and conditions of the Permits. All such Permits necessary for the operation of the Business are in full force and effect and there is currently, and since the Lookback Date there has been, no violation of, or default under, any such Permits which would give any Governmental Authority any right of revocation, non-renewal, adverse modification or cancellation, with or without notice or lapse of time or both, and no Permits will be impaired or subject to termination by its terms as a result of the execution of this Agreement or any Ancillary Agreement by any Target Group Entity or by the consummation of the transaction contemplated hereby or thereby. There are no material Actions pending or, to the Knowledge of the Seller, threatened in writing that seek the revocation, cancellation or suspension of any such Permits held by any Target Group Entity.

Section 4.10 Title to Assets of the Target Group Entities; Sufficiency of Assets.

(a) The Target Group Entities hold good and valid title to, or have valid leases, licenses or rights to use or hold for use, all of their assets, properties and rights (other than Intellectual Property) free and clear of any and all Liens, except for Permitted Liens and except where the failure to hold such good and valid title, or valid lease, license or right, would not reasonably be expected to be material.

(b) All buildings, fixtures, improvements, equipment, machinery, vehicles and other tangible assets, but excluding Intellectual Property, of each Target Group Entity (whether owned or leased) material to the whole of the Business are, in the aggregate, operating in conformity with all applicable Laws, are structurally sound (in the case of the buildings and improvements), have been maintained in accordance with standard industry practices, are in good condition and repair (except for ordinary wear and tear), and are fit for use in the Ordinary Course of Business. Other than with respect to the services to be provided pursuant to the Transition Services Agreement, there are no assets, properties or rights (other than the Intellectual Property) related to the Business or used by the Business that are owned by, leased or licensed from any Person other than the Target Group Entities. The assets of the Target Group Entities plus the services provided pursuant to the Transition Services Agreement will be sufficient to run the Business immediately following the Closing in a manner in all material respects consistent with how the Business was run during the twelve (12) months prior to the Closing (other than with respect to Intellectual Property).

Section 4.11 Real Property.

(a) Section 4.11(a) of the Seller Disclosure Letter contains a list, as of the date hereof, of all real property leased by any of the Target Group Entities (collectively, the “Leased Real Property”). The Seller has made available to the Purchaser Entities true and correct copies of the leases for the Leased Real Property (the “Real Property Leases”), and any amendments, extensions or modifications thereto or guarantees associated therewith. With respect to each of the Real Property Leases: (i) each of the Real Property Leases is in full force and effect and is enforceable in accordance with its terms against the applicable Target Group Entity party, and to the Knowledge of the Seller, each other party thereto, (ii) no Target Group Entity party to any Real Property Lease has received any written, or to the Seller’s Knowledge, oral notice of default thereof, and to the Knowledge of the Seller, no party to any Real Property Lease is in breach or default under any Real Property Lease, and, to the Knowledge of the Seller, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination or modification of, or acceleration of rent or exercise of other remedies under, such Real Property Lease, (iii) except as set forth in the Seller Disclosure Letter, the transactions contemplated by this Agreement do not require the consent of any other party to such Real Property Lease and will not result in a breach of or default under such Real Property Lease and (iv) no Target Group Entity has collaterally assigned or granted any other lien in any Real Property Lease or any interest therein, except for Permitted Liens.

(b) Section 4.11(b) of the Seller Disclosure Letter contains a list, as of the date hereof, of all real property that is owned by the Target Group Entities (collectively, the “Owned Real Property” and together with the Leased Real Property, the “Real Property”). The Seller has delivered or made available to the Purchaser Entities copies of the vesting deeds that are within the Seller’s possession and control for each Owned Real Property. With respect to the Owned Real Property: (i) each applicable Target Group Entity has fee simple title to the Owned Real Property, free and clear of all Liens other than Permitted Liens, (ii) there are no outstanding options, rights of first offer or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein, (iii) to the Seller’s Knowledge, (A) no portion of the Owned Real Property encroaches on the property of any other party and (B) there are no encroachments onto the Owned Real Property by any third parties which would result in a Material Adverse Effect, (iv) to the Seller’s Knowledge, the current use and occupancy of the Owned Real Property and the operation of the business thereon do not violate in any material respect any applicable zoning requirement, easement, covenant, condition, restriction or similar provision in any instrument of record affecting the Owned Real Property, (v) to the Seller’s Knowledge, the currently available sewer, water, electric, gas, telephone and other utilities serving each Owned Real Property are sufficient in all material respects for the operation of the Owned Real Property as currently conducted, (vi) the Seller has not received written notice of any pending or threatened disputes related to the Owned Real Property or the use and occupancy thereof. The Real Property is adequate and suitable in all material respects for the purposes for which it is presently being used, and is in good condition, repair and proper working order (ordinary wear and tear excepted), having regard to its use and age, and is free from material physical, structural or mechanical defects or deficiencies.

(c) Except as set forth in Section 4.11(c) of the Seller Disclosure Letter, no Target Group Entity has leased, subleased or licensed to any other Person any material portion of the Real Property.

(d) Since the Lookback Date, the Seller has not received written notice of, and to the Knowledge of the Seller, as of the date hereof, there is no pending condemnation, expropriation or other Action in eminent domain affecting the Real Property or any portion thereof or interest therein.

Section 4.12 Employment Matters.

(a) Section 4.12(a)(i) of the Seller Disclosure Letter contains a list as of the date hereof of all Business Employees, including any employee who is on a leave of absence of any nature, and sets forth for each such individual his or her: (i) name; (ii) employing entity; (iii) title or position (including whether full-time or part-time); (iv) hire date; (v) current annual salary; (vi) eligibility for commission, bonus or other incentive-based compensation; (vii) state or country of residence; (viii) status (i.e., active or inactive, and if inactive, the type of leave and, to the Seller’s Knowledge (if Known as of the date hereof), estimated duration); and (ix) with respect to employees located in the United States of America, classification as exempt or non-exempt for wage and hour purposes. Section 4.12(a)(ii) of the Seller Disclosure Letter contains a list of all individual independent contractors engaged by the Target Group Entities or the Business as of the date hereof, and sets forth for each such individual his or her: (i) name; (ii) entity through which engaged; (iii) engagement date; (iv) anticipate end of engagement; (v) services provided; (vi) fee arrangement; and (vii) state or country where performing services. To the Seller’s Knowledge, none of the current officers, executives or other key employees of any of the Target Group Entities (or of the Seller Entities if the individual is involved in the Business) has any present intention to terminate his or her employment with such employer within the first twelve (12) months following the Closing Date; none of the Target Group Entities or Seller Entities presently intends to terminate the employment of any such officer, executive or key employee. Except as set forth on Section 4.12(a)(iii) of the Seller Disclosure Letter, all employees and other workers whose work is primarily related to the Business are, as of the date of this Agreement, employed or engaged by a Target Group Entity.

(b) Section 4.12(b) of the Seller Disclosure Letter sets forth a list of each collective bargaining, works council and other Contract with any Employee Representative that any of the Target Group Entities or, with respect to the Business, any of the Seller Entities is party to or bound by (such agreements, “Collective Bargaining Agreements”). Each Target Group Entity and each Seller Entity has complied in all material respects with all Collective Bargaining Agreements to which it is party or by which it is bound.

(c) Each of the Target Group Entities and, with respect to the Business, each of the Seller Entities: (i) is, and since the Lookback Date has been, in compliance in all material respects with all applicable Laws relating to employment of labor, including all Laws relating to wages, hours, terms and conditions of employment, discrimination, sexual harassment, civil rights, affirmative action, immigration, safety and health, workers’ compensation, worker classification, unemployment insurance, provision of employee benefits, disability rights or benefits, plant closures and layoffs, provident funds, pensions, assignment of employees, and the collection and payment of withholding Taxes, social security Taxes or entitlements, and similar Taxes; and (ii) except as would not result in material Losses, has discharged (or if not currently due and owing adequately provided for its obligations to pay) all salaries, wages, commissions, gratuity payments, provident fund or pension payments, superannuation payments, long service leave payments, bonuses, overtime pay, holiday pay, sick pay, leave encashment(s) and other benefits of or connected with employment, if applicable. Except as would not result in material Losses for any Target Group Entity, each individual who has performed services for a Target Group Entity or the Business since the Lookback Date and who has been classified and treated as an independent contractor or other non-employee service provider has been properly classified and treated as such for all applicable purposes.

(d) There are not, and since the Lookback Date have not been, any material Actions regarding labor or employment matters, including without limitation those regarding hiring, discharge, constructive discharge or dismissal, terms and conditions of employment, discrimination or harassment in employment, retaliation, civil or human rights, compensation matters, pay equity, worker classification (including employee-independent contractor classification), wages and hours, provision of employee benefits, provident fund or pension payments, disability rights or benefits, equal opportunity, plant closures or layoffs, affirmative action, workers’ compensation, employee leave issues, labor relations, unemployment insurance, occupational safety and health, employment practices, work visas or employment authorization or other employment disputes of any nature pending or, to the Knowledge of the Seller, threatened against any Target Group Entity or, with respect to the Business, any Seller Entity.

(e) Except as set forth in Section 4.12(e) of the Seller Disclosure Letter: (i) there is and since the Lookback Date there has been no union strike, slowdown, picketing, work stoppage, organized work slowdown, material grievance or labor arbitration, or other material labor dispute against or involving any Target Group Entity or, with respect to the Business, any Seller Entity; (ii) there is and since the Lookback Date there has been no lockout of employees of any Target Group Entity or, with respect to the Business, any Seller Entity; and (iii) there are no ongoing or, to the Knowledge of the Seller, threatened union organizing or decertification activities with respect to employees of any Target Group Entity or, with respect to the Business, any Seller Entity, and no such activities have occurred since the Lookback Date. With respect to the Acquisition, each Target Group Entity and Seller Entity has satisfied (or prior to the Closing will have satisfied) all notice, consultation, bargaining, and other obligations it owes to its employees and/or their Employee Representatives.

(f) Each employee of each Target Group Entity and each employee of each Seller Entity whose work is primarily related to the Business is legally permitted to be employed in the jurisdiction in which such individual is employed, in his or her current job capacity. Except as set forth in this Section 4.12(f), the transactions contemplated by this Agreement will not impact the ongoing work authorization of any employee of any Target Group Entity or of any employee of any Seller Entity whose work is primarily related to the Business.

(g) Since the Lookback Date, no Target Group Entity has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act, issued any notification of a plant closing or mass layoff required by the WARN Act, or incurred any liability or obligation under the WARN Act that remains unsatisfied.

(h) To the Knowledge of the Seller, with respect to employees of the Staffing Agencies who have provided services to any Target Group Entity or, with respect to the Business, any Seller Entity, the Staffing Agencies are, and since the Lookback Date have been, in compliance in all material respects with all applicable labor and employment Laws.

(i) In respect of the UK Transferred Company:

(i) The UK Transferred Company has not, and since the Lookback Date, been a party to any relevant transfer as defined in the Transfer of Undertakings (Protection of Employment) Regulations 2006 (as amended).

(ii) Complete and accurate details of the Pension Scheme have been disclosed in the VDR which provide particulars of the benefits and entitlements under the Pension Scheme and the UK Transferred Company’s obligations under the Pension Scheme.

(iii) The Pension Scheme is the only arrangement to which the UK Transferred Company has or could have any liability for the purposes of providing benefits on retirement, incapacity, ill-health or death for employees of the UK Transferred Company. No undertaking or assurance (whether enforceable or not) has been given the UK Transferred Company to any current or former employee, worker, officer or director of the UK Transferred Company as to the continuance, introduction, increase or improvement of any arrangement to provide such benefits.

(iv) The UK Transferred Company has duly complied in all material respects with all applicable legal, regulatory, contractual and administrative requirements relating to the Pension Scheme. The trustees of the Pension Scheme (if any) have complied with all applicable legal and administrative requirements which apply to them. No current or former employee, worker, officer or director of the UK Transferred Company has ever been unlawfully excluded from or treated less favorably in relation to the Pension Scheme by reason of his or her hours of work or fixed-term, temporary or agency worker status, or a “protected characteristic” as defined in the Equality Act 2010.

(v) All contributions, insurance premiums and expenses payable by the UK Transferred Company to or in respect of the Pension Scheme have been calculated correctly and paid on or before the dates on which they were due. There are no such payments outstanding in respect of the Pension Scheme at the date of this Agreement.

(vi) The UK Transferred Company has at all times complied in all material respects with its auto-enrolment obligations under the Pensions Act 2008.

(vii) There are no material claims, disputes, complaints or investigations in relation to the Pension Scheme relating to employees of the UK Transferred Company in progress, pending or threatened in writing, except for routine claims for benefits.

(viii) The Pension Scheme is a registered pension scheme under the Finance Act 2004 and there is no reason why registration could be withdrawn.

(ix) The UK Transferred Company has not at any time in the last six (6) years, employed a member of, or been associated or connected (as defined in section 51(3) of the Pensions Act 2004) with an employer which employed a member of, an occupational defined benefit pension scheme and the UK Transferred Company does not have any liability (whether current, future or contingent) to contribute towards any defined benefit pension scheme.

(x) No current or former employee, worker, officer or director of the UK Transferred Company has a right to pension benefits which are not benefits for old age, invalidity or survivors as a result of the transfer of his Contract of employment to the UK Transferred Company under the Transfer of Undertakings (Protection of Employment) Regulations 1981 or the Transfer of Undertakings (Protection of Employment) Regulations 2006 or the equivalent legislation implementing the Transfer of Undertakings Directive 2001/23/EC.

Section 4.13 Employee Benefits.

(a) Section 4.13(a) of the Seller Disclosure Letter contains a true, complete and correct list of each material Benefit Plan and each assumed Benefit Plan. The Seller has made available to the Purchaser Entities the following documents, with respect to each material Benefit Plan and each Assumed Benefit Plan, where applicable, other than any Benefit Plan that the Seller is prohibited from making available to the Purchaser Entities as the result of Privacy Laws: (i) all documents embodying or governing such Benefit Plan (or for unwritten Benefit Plans a written description of the material terms of such Benefit Plan) and any funding medium for the Benefit Plan; and (ii) with respect to the Assumed Benefit Plans, (A) the most recent IRS determination or opinion letter; (B) the most recently filed Form 5500; (C) the most recent actuarial valuation report; (D) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; (E) non-discrimination testing results since the Lookback Date; and (F) all non-routine correspondence to and from any governmental agency. Notwithstanding the foregoing, Section 4.13(a) of the Seller Disclosure Letter shall not be required to list, and the Seller shall not be required to make available to the Purchaser Entities, any offer letter, employment contract or consultancy agreement with a natural person that (x) is in all material respects consistent with a standard form made available to the Purchaser Entities prior to the date of this Agreement or (y)(1) is terminable by the Seller or any of its Affiliates without notice (or upon a notice period that is no greater than required by applicable Law) or (2) does not provide for any retention, change in control or severance payments or benefits.

(b) Other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state Law or other applicable Law, no Target Group Entity provides or contributes to or is liable to provide or contribute to health care or any other non-pension benefits to any Business Employee or Former Business Employee after their employment is terminated.

(c) With respect to any Benefit Plan that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, none of the following has occurred or existed, nor will any of the following occur or exist as a result of the transactions contemplated by this Agreement: (i) a failure to make on a timely basis any contribution (including, without limitation, any installment) required under Section 302 or 303 of ERISA or Section 412 of the Code; (ii) the filing of an application for a waiver described in Section 412(c) of the Code and Section 303 of ERISA; (iii) a “reportable event” within the meaning of ERISA Section 4043, for which the notice requirement is not waived by the regulations thereunder; (iv) an event or condition which presents a material risk of a plan termination or any other event that may cause the Seller or any ERISA Affiliate to incur liability or have a lien imposed on its assets under Title IV of ERISA; or (v) “unfunded benefit liabilities” within the meaning of ERISA Section 4001(a)(18).

(d) Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code: (i) has received a favorable determination or opinion letter as to its qualification; (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer; or (iii) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter. To the Knowledge of the Seller, no event or omission has occurred that would cause any Benefit Plan to lose such qualification or require corrective action to the IRS or Employee Plans Compliance Resolution System to maintain such qualification.

(e) Each Assumed Benefit Plan has been maintained in all material respects in accordance with its terms and the requirements of all applicable Laws, including without limitation ERISA, the Code, and the Affordable Care Act, and all obligations required to be performed by it under any Assumed Benefit Plan by the Seller and its ERISA Affiliates (including the Target Group Entities) have been performed and neither the Seller nor its ERISA Affiliates is in default under or in violation of any Assumed Benefit Plan. No Assumed Benefit Plan is, or since the Lookback Date has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No material litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Seller, threatened with respect to any Assumed Benefit Plan, and, to the Knowledge of the Seller, there is no reasonable basis for any such litigation or proceeding.

(f) All required reports and disclosures due to be filed or distributed on or before the date hereof have been so timely filed and distributed appropriately in all material respects with respect to each Assumed Benefit Plan, and all contributions (including all employer contributions and employee salary reduction contributions), premiums or other similar payments have been timely paid in all material respects with respect to each Assumed Benefit Plan.

(g) Except as disclosed on Section 4.13(g) of the Seller Disclosure Letter, neither the Seller nor any ERISA Affiliate has ever maintained, contributed to, or been required to contribute to or had any liability or obligation (including on account of any ERISA Affiliate) with respect to (whether contingent or otherwise) (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA, (ii) a multiemployer Plan (as defined in Section 3(37) of ERISA), (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), and neither the Seller nor any ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(h) With respect to each Benefit Plan that is subject to the Laws of a jurisdiction outside of the United States (a “Foreign Benefit Plan”), the fair market value of the assets of each funded Foreign Benefit Plan (including the liability of any insurer to any such Foreign Benefit Plan) is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Foreign Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Benefit Plan and none of the transactions contemplated by this Agreement will cause such assets or insurance obligations to be materially less than such benefit obligations. Each Foreign Benefit Plan required or intended to be registered, qualified or approved under applicable law has in fact been registered, qualified or approved, as the case may be, under applicable law and has been maintained in good standing with applicable regulatory authorities in all material respects, and if intended to qualify for favorable tax treatment, there are no existing circumstances or events that have occurred that would reasonably be expected to affect adversely such favorable tax treatment with respect to such Foreign Benefit Plan.

(i) No Benefit Plan provides for any tax “gross-up” or similar “make-whole” payments.

(j) Each Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Benefit Plan is, or to the Knowledge of the Seller, will be, subject to the penalties of Section 409A(a)(1) of the Code.

(k) Except as otherwise set forth in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could, either alone or in combination with another event: (i) entitle any Business Employee or Former Business Employee to any material bonus or material severance or termination pay or any material increase in any bonus or severance or termination pay from any of the Target Group Entities; or (ii) accelerate the time of payment or vesting of, or materially increase the amount of, any compensation or benefits due to any Business Employee or Former Business Employee; and (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

Section 4.14 Material Contracts.

(a) Section 4.14(a) of the Seller Disclosure Letter lists, as of the date hereof, each Contract to which any Target Group Entity is a party (each, a “Material Contract”) that is:

(i) a Contract under which any Target Group Entity has advanced or loaned monies to any other Person or otherwise agreed to advance, loan, guarantee for the benefit of or invest any funds (excluding reimbursable business expenses incurred in the Ordinary Course of Business);

(ii) a Contract with any of the (A) Top Customers or (B) Top Suppliers (but excluding any purchase orders that would not otherwise be required to be set forth on Section 4.14(a) of the Seller Disclosure Letter);

(iii) a Contract relating to expenditures (including any capital expenditures) relating to, or for the acquisition or construction of, fixed assets for the benefit and use of any Target Group Entity, the performance of which involves unpaid commitments or Liabilities in excess of $250,000 in the aggregate by any Target Group Entity;

(iv) a Contract relating to (A) any acquisition by any Target Group Entity of any Equity Interests of any Person, or a material portion of the assets of any Person or a division thereof (other than inventory, equipment and supplies acquired in the Ordinary Course of Business), (B) any sale, transfer or other disposition by any Target Group Entity of any material assets, other than in the Ordinary Course of Business, or any Equity Interests, or (C) any merger or other business combination, or any reorganization, recapitalization or similar extraordinary transaction, with respect to any Target Group Entity, in each case, under which any Target Group Entity has any material outstanding Liabilities;

(v) a Contract involving a sharing of profits, losses, costs, revenue or liabilities by any Target Group Entity with any other Person, including any partnership agreement, joint venture agreement, strategic alliance, joint development Contract or other similar Contract;

(vi) a Contract relating to the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), in each case, in excess of $250,000;

(vii) a Contract that involves a settlement, conciliation or similar agreement with any Governmental Authority or Person or pursuant to which any Target Group Entity will have any material outstanding Liability after the date of this Agreement;

(viii) a Contract (A) relating to any Indebtedness for Borrowed Money or (B) without duplication of the Contracts subject to the foregoing clause (A), that provides for the guarantee by any Target Group Entity of any obligation of any Person or that purports to create any Liens, other than Permitted Liens, on the assets or Equity Interests of any of the Target Group Entities;

(ix) a Contract containing any royalty, commission, referral, or similar arrangement;

(x) a Contract obligating any Target Group Entity with respect to its products and services and providing for (A) warranty or indemnity terms (except to the extent in respect of the commercial obligations of the Target Group Entities in favor of a third party entered into in the Ordinary Course of Business) or (B) any rebate or similar discount program that differ in any material respect from such Target Group Entity’s standard customer terms and conditions;

(xi) each Contract (A) prohibiting or limiting the ability of a Target Group Entity from competing in any line of business or geographic area, (B) containing a most favored nation or similar provision in favor of any third party, (C) containing any non-solicitation provision applicable to any Target Group Entity restricting any Target Group Entity from soliciting or hiring any Person, or (D) obligating a Target Group Entity to purchase or otherwise obtain any material product or service exclusively from a single party or sell any material product or service exclusively to a single party;

(xii) granting to any person a first-refusal, first-offer, or similar preferential right to purchase or acquire any right, asset, or property of a Target Group Entity;

(xiii) a Contract under which any amount would become payable in connection with a change of control or ownership (directly or indirectly) of any Target Group Entity;

(xiv) a Contract pursuant to which a Target Group Entity receives or grants a license, sublicense, or other rights in or under Intellectual Property that is material to the Target Group Entities, taken as a whole, or the Business, taken as a whole, from or to any other Person (other than (x) commercially available software or software-as-a-service agreements or (y) licenses or grants of rights ancillary to commercial agreements entered into in the Ordinary Course of Business (including with respect to manufacturing, customer, supply, distribution, retail and marketing agreements) that are substantially in the form of such Target Group Entity’s form agreements).

(b) The Purchaser Entities have been given access to true, correct and complete copies of each Material Contract (or, in the case of oral contracts, written descriptions thereof), together with all modifications, amendments, supplements waivers or other changes thereto.

(c) Except, in each case, as would not reasonably be expected to be material: (i) each Material Contract is a legal, valid and binding obligation of the Target Group Entity party thereto, enforceable against such Person in accordance with its terms and, to the Seller’s Knowledge, each other party thereto, subject in all cases to the Bankruptcy and Equity Exception, (ii) no Target Group Entity is in violation, breach or default under any Material Contract and, to the Seller’s Knowledge, no other party to any such Material Contract is in violation, breach or default thereunder and no Target Group Entity has received any written (or, to the Seller’s Knowledge, oral) notice of any default, violation or breach under any Material Contract, and (iii) each Target Group Entity has performed all material obligations required to be performed by it, and to the Seller’s Knowledge, no event has occurred that (with or without notice, lapse of time or both) would result in a default under or breach of any Material Contract by any Target Group Entity, or permit the termination, adverse modification or acceleration of any material obligation of any Target Group Entity under, any Material Contract. No Target Group Entity has any unresolved material dispute with any other party to a Material Contract.

Section 4.15 Intellectual Property.

(a) Section 4.15(a) of the Seller Disclosure Letter sets forth a true, correct and complete list of all material Intellectual Property owned or purported to be owned by any Target Group Entity, to the extent such Intellectual Property is issued, registered or the subject of a pending application with any Governmental Authority (“Registered Intellectual Property”). All Registered Intellectual Property owned or purported to be owned by any Target Group Entity is (A) registered in the name of such Target Group Entity and (B) has been duly maintained (including the payment of maintenance fees when due) and are not expired, cancelled, or abandoned. All Intellectual Property owned or purported to be owned by any Target Group Entity is valid and to the Seller’s Knowledge, enforceable.

(b) With respect to any Intellectual Property owned or purported to be owned by any Target Group Entity, such Target Group Entity exclusively owns such Intellectual Property, free and clear of all Liens, other than Permitted Liens. Each Target Group Entity has good, marketable title to, or the legal right to use, its corporate names and business names under which it engages in the Business.

(c) To the Seller’s Knowledge, operation of the Business does not infringe, misappropriate or otherwise violate (or in the past three (3) years infringed, misappropriated or violated) any Intellectual Property of any Person, and, to the Seller’s Knowledge, no rights in any Intellectual Property owned by any Target Group Entity is being infringed, misappropriated or otherwise violated (or in the past three (3) years was infringed, misappropriated or violated) by any Person, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) As of the date hereof, there are no Actions pending, or to the Seller’s Knowledge, threatened in writing, (i) alleging that the operation of the Business infringes, misappropriates or is otherwise in violation of any Intellectual Property of any Person, (ii) alleging that any Person has infringed, misappropriated or otherwise violated any Intellectual Property owned, or purported to be owned, by any Target Group Entity or (iii) challenging the validity, enforceability or ownership of any Registered Intellectual Property, in each case of the foregoing clauses (i), (ii), and (iii), except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) Each former and current corporate officer, employee, consultant, and contractor who is or has been engaged to develop material Intellectual Property on behalf of a Target Group Entity has assigned to a Target Group Entity all such Intellectual Property that such corporate officer, employee, consultant, and contractor solely or jointly conceived, reduced to practice, developed or made during the period of their employment or engagement with the applicable Target Group Entity, in each case to the extent such Intellectual Property rights would not vest in the applicable Target Group Entity by operation of Law.

(f) Each Target Group Entity has taken and maintains commercially reasonable measures (including the use of written confidentiality agreements and security measures) to protect the confidentiality and value of the subject matter of all trade secrets, know-how and confidential information, protectable as such under applicable Law owned or purported to be owned by such Target Group Entity. To the Seller’s Knowledge, no current or former corporate officer, employee, consultant or contractor of each Target Group Entity has violated or is in violation of the confidentiality provisions included in their agreements with the applicable Target Group Entity.

Section 4.16 Taxes.

(a) All material Tax Returns required to be filed by any of the Target Group Entities have been filed in a timely manner (taking into account all extensions of due dates). (i) All such Tax Returns were accurate and complete in all material respects as of the time of filing, and (ii) all material Taxes due and owing by any Target Group Entity (regardless of whether shown on such Tax Returns), and including, for the avoidance of doubt, withholding Taxes, have been paid or withheld and then paid when due.

(b) There are no Liens for Taxes upon or pending against any Target Group Entity other than Permitted Liens.

(c) No Target Group Entity is involved in any non-routine audit, investigation, dispute or litigation with any Tax Authority or is or has since the Lookback Date been the subject of any non-routine audit, investigation, dispute or litigation by any Tax Authority and, to the Seller’s Knowledge, no Target Group Entity is liable to pay any material penalty, surcharge, fine or interest in respect of Tax.

(d) None of the Target Group Entities have been residents for Tax purposes in any jurisdiction other than a jurisdiction in the country of their jurisdiction of incorporation. No Target Group Entity is, or has been, subject to Tax in any jurisdiction other than in the country of its jurisdiction of incorporation by virtue of having a branch, permanent representative, permanent establishment, or other Tax presence in any jurisdiction in which it has not filed Tax Returns.

(e) Each Target Group Entity:

(i) has been registered at all times that it has been required to be registered for VAT legislation; and

(ii) has complied with and observed in all material respects the terms of VAT legislation.

(f) No Target Group Entity has been a member of any Tax Consolidation Group other than a Tax Consolidation Group consisting solely of Transferred Company Subsidiaries.

(g) Since the Lookback Date, no Target Group Entity has paid or become liable to pay to any Tax Authority any material penalty, fine, surcharge or interest in respect of Tax or has been criminally convicted of any offense related to Tax.

(h) Each of the Target Group Entities is treated as an entity disregarded as separate from the applicable Seller Entity for U.S. federal income tax purposes, and has been so treated since it was first incorporated or acquired.

(i) Each of the Target Group Entities maintains such complete and accurate records in relation to Tax as are required: (i) by all relevant legal requirements; and (ii) to enable each of the Target Group Entities to accurately calculate its Tax liabilities (including deferred Tax liabilities).

(j) All material transactions entered into by each of the Target Group Entities since the Lookback Date have been entered into on terms which were at arm’s length or are transactions for which a transfer pricing adjustment would not be required under applicable Law.

(k) The sale of the Target Group Entities, or any of them, will not (including but not limited to the entry into, becoming unconditional or completion of the this Agreement) result in any income, profit or gain being deemed to accrue to any of the Target Group Entities for Tax purposes, will not give rise to any deemed disposal or realization by any of the Target Group Entities of any asset or liability for any Tax purpose, and will not give rise to any de-grouping charge in respect of Tax or any claw back, withdrawal or disallowance of any relief or allowance previously given in respect of Tax.

(l) No Target Group Entity is liable for any Tax attributable to a Person other than a Target Group Entity as a result of being or having been a member of any affiliated, consolidated, combined, unitary or similar group.

Section 4.17 Transactions with Related Persons. Except as set forth on Section 4.17 of the Seller Disclosure Letter (collectively, the “Related Party Agreements”), no current or, to the Knowledge of the Seller, former Related Person of the Seller (a) owns any property, assets, interests and rights, whether tangible or intangible, that is material to the conduct of the Business, (b) has been involved in any material business arrangement or relationship with any Target Group Entity (other than in such Person’s capacity as an employee, contractor, officer or director of any Target Group Entity) and (c) owes any money to, or is owed any money from, any Target Group Entity, except, in each case, for compensation and benefits payable under a Benefit Plan or employment agreement to employees, officers or directors in their capacity as such that are otherwise set forth on the Seller Disclosure Letter and compensation for services performed by an individual as an employee or contractor and amounts reimbursable for routine travel and other business expenses in the Ordinary Course of Business.

Section 4.18 Privacy and Security.

(a) The Target Group Entities comply, and have since the Lookback Date complied, in all material respects with all (i) Privacy Laws applicable to the Target Group Entities; and (ii) Target Group Entities’ policies and contractual obligations relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, or transfer of Personal Information (collectively, the “Privacy Requirements”).

(b) Since the Lookback Date, none of the Target Group Entities has discovered or been notified of any data security breach or incident that required any of the Target Group Entities to provide notification to any individual or Governmental Authority under Privacy Laws.

(c) Since the Lookback Date, none of the Target Group Entities has received any claims, proceedings or written notices from any Governmental Authority or any third Person (i) alleging that that any policies or practices of the Target Group Entities with respect to their collection, use, maintenance, disclosure or disposal of Personal Information are not in compliance in any material respects with, or are in material violation of, any Privacy Requirements, or relating to any data security or ransomware incidents; or (ii) of any Action against the Target Group Entities relating to their privacy or data security practices with respect to Personal Information and, to the Knowledge of the Seller, there are no facts or circumstances which could reasonably serve as the basis for any such allegations or claims.

(d) The Target Group Entities maintain commercially reasonable security measures reasonably designed to: (i) protect the integrity, security, and operations of Target Group Entities’ IT systems; (ii) protect Personal Information collected or maintained by the Target Group Entities from and against loss and unauthorized access, use, acquisition, modification, and disclosure or misuse; and (iii) detect data security incidents.

(e) Since the Lookback Date, the Target Group Entities have: (i) regularly conducted and regularly conduct reviews of security risks and security incidents related to their systems and products (“Information Security Reviews”); (ii) timely addressed any material vulnerabilities identified in such Information Security Reviews; and (iii) made available true and accurate copies of all Information Security Reviews.

(f) To the Seller’s Knowledge, the consummation of the transactions contemplated herein, will not violate any applicable Privacy Requirements as they currently exist as of the date of this Agreement.

Section 4.19 Environmental Matters.

(a) Each Target Group Entity has obtained all material Permits it is required to have under applicable Environmental Laws (“Environmental Permits”), and such Environmental Permits are in full force and effect in all material respects.

(b) The conduct of the Business by the Target Group Entities is, and since the Lookback Date has been, in compliance in all material respects with: (i) all terms and conditions of all Environmental Permits; (ii) all Environmental Laws applicable to the Business; and (iii) all Governmental Orders applicable to the Business and issued, entered, promulgated or approved under any of the Environmental Laws.

(c) As of the date hereof, there is no Action pending or, to the Seller’s Knowledge, threatened against any Target Group Entity: (i) relating to the Release of any Hazardous Material at any location that is material, or (ii) that is based on or alleges any material liability under any Environmental Laws.

(d) No Target Group Entity has received any written claim, notice or information request alleging that any Target Group Entity is in material violation of, or may have material liability under, Environmental Laws, which, in each case, was either received since the Lookback Date or the subject of which remains unresolved.

(e) Since the Lookback Date, no Hazardous Material has been Released: (i) as a result of any Target Group Entity’s operations; or (ii) at, to, on, under or from any real property currently or formerly owned, leased, or operated by any Target Group Entity; or (iii) at, to, on, under or from any real property at or to which any Target Group Entity has disposed of, arranged for the disposal of, or transported (or arranged for the transport of) any Hazardous Material, in the case of each of (i), (ii) and (iii), in an amount, manner, condition or concentration that has resulted, or would reasonably be expected to result, in material liability to any Target Group Entity under Environmental Laws.

(f) Since the Lookback Date, no Target Group Entity has assumed (whether by Contract or operation of law), or provided an indemnity with respect to, any material liability (including any investigatory, corrective or remedial obligation) of any other Person arising under Environmental Laws.

(g) Neither this Agreement nor the consummation of the transactions contemplated herein will result in any obligations for material site investigation or site cleanup, or notice or consent to or of any Governmental Authority, pursuant to the Connecticut Transfer Act or any other “transaction-triggered” Environmental Law.

Section 4.20 Product Matters.

(a) Each product manufactured, distributed, marketed, sold or delivered by any Target Group Entity (each, a “Product”) is currently, and since the Lookback Date has been, in conformity in all material respects with all applicable contractual warranties and product specifications and applicable Laws.

(b) Except, in each case, as would not be, individually or in the aggregate, material, (i) there is no, and since the Lookback Date there has not been, any Action pending or, to the Knowledge of the Seller, threatened, against any Target Group Entity arising out of negligence, product liability, personal injury or property damage, indemnity, consumer fraud, express or implied warranties or similar claims pertaining to or relating to any Product, (ii) there is, to the Knowledge of the Seller, no product design defect or recurring product defect with respect to any Product, or (iii) there are no other claims that any Product is defective, lacks appropriate certifications, lacks appropriate instructions, warnings or notices, are misleadingly or falsely labeled or marketed, fails to meet product specifications or warranties, or fails to meet any applicable Law or other standards or requirements of any Governmental Authority (“Product or Service Liability Claims”).

(c) Since the Lookback Date, none of the Target Group Entities have voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall or market withdrawal or replacement concerning any Product.

Section 4.21 Customer Relationships. Section 4.21 of the Seller Disclosure Letter lists a true, correct and complete list of the ten (10) largest customers of the Target Group Entities measured by revenue for the twelve (12) months ended December 31, 2023 and December 31, 2024, respectively (“Top Customers”) and sets forth opposite the name of each customer the amount of sales to such customer during such period. As of the date hereof, to the Seller’s Knowledge, none of the Top Customers have notified any Target Group Entity in writing that such Top Customer intends to (i) stop, cancel, or otherwise terminate, materially and adversely modify or (ii) materially decrease the amount of business such Top Customer has with such Target Group Entity, or materially alter the terms (including payment terms) upon which it does business with such Target Group Entity. No Target Group Entity is involved in any material Action, dispute or controversy with any Top Customer, and to the Seller’s Knowledge, no circumstances exist that would reasonably be expected to result in any Action, dispute or controversy with any of Top Customer.

Section 4.22 Supplier Relationships. Section 4.22 of the Seller Disclosure Letter lists a true, correct and complete list of the ten (10) largest suppliers to the Target Group Entities measured by spend for the twelve (12) months ended December 31, 2023 and December 31, 2024, respectively (“Top Suppliers”). As of the date hereof, to the Seller’s Knowledge, none of the Top Suppliers have notified any Target Group Entity in writing that such Top Supplier intends to (i) stop, cancel, or otherwise terminate, materially and adversely modify or (ii) materially decrease the amount of business such Top Supplier has with such Target Group Entity, or materially alter the terms (including payment terms) upon which it does business with such Target Group Entity. No Target Group Entity is involved in any material Action, dispute or controversy with any Top Supplier, and to the Seller’s Knowledge, no circumstances exist that would reasonably be expected to result in any Action, dispute or controversy with any of Top Supplier.

Section 4.23 Investment Company Status. None of the Target Group Entities are required to be registered as an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

Section 4.24 Directors, Managers and Officers. Section 4.24 of the Seller Disclosure Letter sets forth a true, correct and complete list of all of the directors, managers and officers of each of the Target Group Entities.

Section 4.25 Government Contracts. With respect to each Government Bid and each Government Contract to which a Target Group Entity is currently a party or has received final payment since the Lookback Date:

(a) Each Government Contract under which the relevant parties still have Liabilities that are unsatisfied is: (i) in full force and effect, (ii) is being transferred to the Purchaser Entities pursuant to the terms of this Agreement, and (iii) except as would not reasonably be expected to be material, constitutes a legal, valid and binding agreement, enforceable against the Target Group Entities and, to the Knowledge of the Seller, against the other parties thereto, in accordance with its terms, subject in all cases to the Bankruptcy and Equity Exception.

(b) Except in each case, as would not reasonably be expected to be material to the Target Group Entities taken as a whole, the Target Group Entities have complied and are in compliance with all terms and conditions of each Government Contract and Government Bid, including all incorporated clauses, provisions, certifications, representations, requirements, schedules, attachments, regulations and applicable laws.

(c) Since the Lookback Date, no counterparty to a Government Contract, has notified the Target Group Entities, in writing, that any Target Group Entity has materially breached or violated any statute, rule, regulation, certification, representation, clause, provision or requirement under any Government Contract.

(d) To the Knowledge of the Seller, no reasonable basis exists to give rise to a material claim by a Governmental Authority for fraud (as such concept is defined under the state or federal Laws of the United States) in connection with any Government Contract.

(e) To the Knowledge of the Seller, each such Government Contract was legally awarded, is binding on the parties thereto (subject to the Bankruptcy and Equity Exemption), and is in full force and effect in accordance with its terms.

(f) Except as set forth in Section 1.01(f) of the Seller Disclosure Letter, the Target Group Entities have not (i) entered into, been awarded, nor is there any active Government Bid for, any Government Contract that was awarded pursuant to a procurement that was restricted to bidders qualified as a “small business,” “small disadvantaged business,” or otherwise possessing protégé status, woman-owned small business, or other preferential status (including, but not limited to, participation in preferential status programs such as the Historically Underutilized Business Zone program and participation under Section 8(a) of the Small Business Act) or a “minority set aside” or other “set aside” status, or (ii) represented, in connection with any Government Contract or Government Bid, that it qualifies as a small business, small disadvantaged business, HUB-Zone small business, veteran-owned small business, service-disabled veteran-owned small business, woman-owned small business, woman-owned business, minority-owned business, mentor, protégé, or for any other preferential status (collectively, “Preferred Bidder Status”). The Target Group Entities have not received any written (or to Seller’s Knowledge, oral) notification that any Governmental Authority will terminate, materially decrease the rate of purchasing under, or decline to exercise options under any Government Contract, as the result of any loss of Preferred Bidder Status.

Section 4.26 Brokers or Finders. No agent, broker, investment banker or other Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee or expense from the

Purchaser Entities and their Affiliates or any Target Group Entity in connection with the transactions contemplated by this Agreement and the Ancillary Agreements hereby and thereby as a result of any arrangements entered into by any Target Group Entity.

Section 4.27 Insurance Policies. The Insurance Policies are in full force and effect, all premiums due on such Insurance Policies have been paid in full and neither the Seller or any of its Subsidiaries is in material default thereunder. No written notice of cancellation or nonrenewal, in whole or in part, with respect to any such Insurance Policy currently in force has been received by Seller or any of its Subsidiaries.

Section 4.28 No Conflicts; Consents and Approvals. Except for Consents and the making of filings and notifications listed in Section 3.03 of the Seller Disclosure Letter, none of: (a) the execution and delivery by the Seller of this Agreement and by any Seller Entity of each Ancillary Agreement to which it is or will be a party; (b) the consummation by the Seller or the Seller Entities, as applicable, of the transactions contemplated hereby or thereby; (c) the compliance by the Seller or the Seller Entities, as applicable, with any of the provisions hereof or thereof; or (d) the performance by the Seller or the Seller Entities, as applicable, of the obligations hereunder and thereunder, as the case may be, will:

(i) conflict with, constitute a default under, violate or result in the breach of any provision of the Organizational Documents of any of the Target Group Entities, as applicable;

(ii) require any of the Target Group Entities, as applicable, to make any filing with or otherwise give notice to, or obtain any Consent from any Governmental Authority;

(iii) conflict with, constitute a default under, violate, or result in the breach (with or without notice or lapse of time or both) by the Target Group Entities of any applicable Law applicable to the Target Group Entities or by which any properties or assets owned or used by the Target Group Entities are bound; or

(iv) conflict with, violate, result in the breach or termination of, or constitute (with or without notice or lapse of time or both) a default under, require the Target Group Entities to obtain any Consent of, make any filing with or give any notice to any Person under, give rise to any right of termination or acceleration or right to increase the obligations or otherwise adversely modify the terms under, any Material Contract.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER ENTITIES

The Purchaser Entities, severally and not jointly and severally, hereby represent and warrant to the Seller that all of the statements contained in this Article V are true and correct as of the date of this Agreement and as of the Closing Date (or, if made as of a specified date, as of such date):

Section 5.01 Organization and Good Standing. Each of the Purchaser Parties is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, as applicable, and has all requisite power and authority to (a) enable it to own, lease or otherwise hold and operate its assets and properties, and (b) conduct its business as currently conducted.

Section 5.02 Authority. Each of the Purchaser Parties, as applicable, has full power (corporate, limited liability company, or otherwise) and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party, to perform its obligations hereunder and thereunder, as applicable, and to consummate the Acquisition and the other transactions contemplated hereby and thereby. The execution and delivery by each of the Purchaser Parties, as applicable, of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and the consummation by the Purchaser Parties, as applicable, of the Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Purchaser Parties, as applicable, and no other action on the part of the Purchaser Parties, as applicable, is necessary to authorize this Agreement and the Ancillary Agreements or the consummation of the Acquisition and the other transactions contemplated hereby and thereby. The Purchaser Entities have duly executed and delivered this Agreement and, prior to the Closing, each of the Purchaser Parties, as applicable, will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and, assuming the due execution and delivery by the Seller, this Agreement constitutes the Purchaser Entities’, and each Ancillary Agreement will, after execution and delivery by each of the Purchaser Parties, as applicable, constitute each of the Purchaser Party’s legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 5.03 No Conflict; Consents and Approvals. None of: (a) the execution and delivery by the Purchaser Parties, as applicable, of this Agreement and each Ancillary Agreement to which it is or will be a party; (b) the consummation by the Purchaser Entities and their designated Affiliates, as applicable, of the transactions contemplated hereby and thereby; or (c) the compliance by the Purchaser Entities and their Affiliates, as applicable, with any of the provisions hereof or thereof, as the case may be, will:

(i) conflict with, constitute a default under, violate or result in any violation or breach of, any provision of the Organizational Documents of the Purchaser Parties, as applicable;

(ii) require the Purchaser Entities or any of their Affiliates to make any registration or filing with, or obtain any Consent from, any Governmental Authority;

(iii) conflict with, violate, or result in the breach (with or without notice or lapse of time or both) by the Purchaser Entities or any of their Affiliates of any applicable Law applicable to the Purchaser Entities or any of its Affiliates or by which any properties or assets owned or used by the Purchaser Entities or any of its Affiliates is bound; or

(iv) conflict with, violate, constitute a default under, result in the breach or termination of, a default under, or constitute an event which with or without the giving of notice or lapse of time, or both, would become such a conflict, breach, default or violation, require the Purchaser Entities or any of its Affiliates to obtain any Consent, approval or action of, make any filing with or give any notice to, any Person under, give rise to any right of termination or acceleration or right to increase the obligations or otherwise adversely modify the terms under any Contract to which the Purchaser Entities or any of their Affiliates is a party or by which any of their respective assets or properties is bound;

except, in the case of each of the clauses (ii), (iii), and (iv), as would not be reasonably expected, individually or in the aggregate, to prevent or materially impair or delay any of the Purchaser Parties from performing its obligations under this Agreement and the other Transaction Documents or from consummating the transactions contemplated hereby or thereby.

Section 5.04 Absence of Litigation. As of the date hereof, there are no Actions pending or, to the knowledge of the Purchaser Entities, threatened, against the Purchaser Entities or any of their Affiliates seeking to prevent, hinder, modify or delay the transactions contemplated hereby or by the Ancillary Agreements, in each case that would reasonably be expected, individually or in the aggregate, to prevent or materially impair or delay the Purchaser Entities’ ability to consummate the transactions contemplated by this Agreement or otherwise perform their obligations under any Ancillary Agreement to which any Purchaser Party is a party.

Section 5.05 Brokers. No agent, broker, investment banker or other Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee or expense from the Seller or its Affiliates in connection with the transactions contemplated by this Agreement and the Ancillary Agreements as a result of any arrangements entered into by the Purchaser Entities or their Affiliates, in each case, for which any Person other than the Purchaser Entities or their Affiliates would be liable.

Section 5.06 R&W Insurance Policy. The Purchaser Entities have provided to the Seller a true, correct and complete copy of the final draft of the purchaser’s side representation and warranties insurance policy related to the transactions contemplated by this Agreement to be bound on the date hereof (the “R&W Insurance Policy”).

Section 5.07 Financing.

(a) The Purchaser Entities have delivered to the Seller true, correct and complete copies, including all exhibits, schedules or annexes thereto, of the fully executed (i) debt commitment letter, dated as of the date of this Agreement, by and among the Purchaser Entities and the Debt Financing Sources party thereto (the “Debt Commitment Letter”), pursuant to which such Debt Financing Sources have committed, on the terms and subject solely to the conditions set forth therein, to provide the amounts set forth therein to the Purchaser Entities for the purpose of funding the transactions contemplated hereby (the “Debt Financing”) and (ii) the fee letter referred to in the Debt Commitment Letter, subject to redaction solely of fee amounts, “flex” provisions, equity co-invest transactions and any other economic terms that are customarily redacted in connection with transactions similar to the transactions contemplated hereby, in each case, to the extent such redactions do not redact any term or provisions that would constitute or effect a Prohibited Modification if implemented by way of an amendment (such fee letter, the “Debt Fee Letter”).

(b) US Bidco has received and accepted the fully executed Equity Commitment Letter from the Equity Providers pursuant to which the Equity Providers have agreed, subject to the terms and conditions thereof, to invest or cause to be invested in US Bidco the amounts set forth therein. The Equity Commitment Letter provides that the Seller is an express third-party beneficiary thereof in connection with the Seller’s exercise of its rights under Section 12.14(b). The equity committed pursuant to the Equity Commitment Letter is referred to in this Agreement as the “Equity Financing”. The Equity Financing and the Debt Financing are collectively referred to as the “Financing”. The Purchaser Entities have delivered to the Seller true, complete and correct copies of the executed Equity Commitment Letter. The Equity Commitment Letter and the Debt Commitment Letter are collectively referred to as the “Commitment Letters” and the Commitment Letters constitute the entire and complete agreement of the parties thereto with respect to the Financing.

(c) Except as expressly set forth in the applicable Commitment Letter, there are no conditions precedent or other contingencies relating to the obligations of the Debt Financing Sources or the Equity Providers to provide the full amount of the Debt Financing or the Equity Financing, respectively, contemplated by the applicable Commitment Letter, or any contingencies that would permit the Debt Financing Sources to reduce the amount of the Debt Financing, or the Equity Providers to reduce the amount of the Equity Financing, including any condition or other contingency relating to the amount, availability or conditionality of the applicable Financing (including in the case of the Debt Financing pursuant to any “flex” provision in the Debt Fee Letter). None of the Purchaser Entities has any reason to believe that (i) the Purchaser Entities will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in any of the Commitment Letters on or prior to the Closing Date, (ii) the full amount of the Financing to be provided under the Commitment Letters would not be available to the Purchaser Entities on or prior to the Closing Date or (iii) the Debt Financing Sources or the Equity Providers will not perform their respective obligations under the Commitment Letters. There are no, nor as of the date of this Agreement are there contemplated to be, any side letters, understandings or other agreements, Contracts or arrangements of any kind relating to any Commitment Letter (or the Financing contemplated thereby).

(d) The Financing, when funded in accordance with the Commitment Letters (including with respect to the Debt Financing, after giving effect to any “flex” provision in the Debt Fee Letter (including with respect to fees and original issue discount)), will provide the Purchaser Entities with cash proceeds on the Closing Date sufficient for the satisfaction of all of their payment obligations due at or prior to Closing under the Transaction Documents and the Commitment Letters, including the payment of the Estimated Purchase Price and any related fees and expenses of, or payable by, the Purchaser Entities or their Affiliates due at or prior to Closing (such amounts, collectively, the “Required Financing Amount”). None of the Purchaser Entities has incurred, or is contemplating incurring or otherwise aware of, any obligation, commitment, restriction or other Liability of any kind that would, in any such case, reduce, impair or adversely affect the availability on the Closing Date of the Required Financing Amount.

(e) The Commitment Letters are in full force and effect and constitute the legal, valid, binding and enforceable obligations of the applicable Purchaser Entities and each of the other parties thereto, enforceable against the applicable Purchaser Entities and such other parties thereto in accordance with their respective terms, subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, there has been no breach of any of the terms or conditions set forth in the Commitment Letters and no event has occurred that, with or without notice, lapse of time, or both, could constitute a default, breach or failure to satisfy a condition by the Purchaser Entities or, to the knowledge of the Purchaser Entities, any other parties thereto under the terms of the Commitment Letters, or would or would reasonably be expected to result in the Required Financing Amount contemplated thereby to be unavailable. The Purchaser Entities have irrevocably paid (or caused to be paid) in full any and all commitment fees or other fees and expenses required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement and will continue to timely pay (or cause to be paid) in full any such amounts arising under the Commitment Letters as and when they become due and payable. As of the date of this Agreement, none of the Commitment Letters has, in any respect, been amended, restated, amended and restated, supplemented, withdrawn or otherwise modified and none of the commitments thereunder have been terminated, reduced, withdrawn or rescinded in any respect by any party thereto, and as of the date of this Agreement no such amendment, restatement, amendment and restatement, supplement, withdrawal, termination, reduction, recission or other modification is contemplated. As of the date of hereof, the Purchaser Entities have no knowledge of (A) any fact, occurrence, circumstance or condition that would or would reasonably be expected to cause any Commitment Letter to terminate or be withdrawn, modified, repudiated or rescinded or to be or become ineffective or (B) any fact, occurrence, circumstance or condition that would or would reasonably be expected to prevent any party to any Commitment Letter from performing its obligations thereunder or cause any other potential impediment to the funding of any of the payment obligations of any party to any Commitment Letter at or prior to the Closing (assuming the conditions set forth in Section 9.02 have been satisfied).

(f) In no event shall the receipt of or availability of any funds or financing (including for the avoidance of doubt, the Financing) by the Purchaser Entities or any Affiliate or any other financing or other transactions be a condition to Closing.

Section 5.08 Limited Guarantee. Concurrently with the execution of this Agreement, the Equity Providers have delivered to the Seller a duly executed limited guarantee, pursuant to which the Equity Providers are guaranteeing certain obligations of the Purchaser Entities relating to the transactions contemplated by this Agreement. The Limited Guarantee is (a) a legal, valid, binding and enforceable obligation of the Equity Providers and (b) in full force and effect. No event has occurred that (with the giving of notice or the lapse of time or both) could reasonably be expected to constitute a default or breach of the Limited Guarantee, and there are no facts or occurrences that could reasonably be expected to make any of the assumptions or any of the statements set forth in the Limited Guarantee to be inaccurate or that could reasonably be expected to cause the Limited Guarantee to be ineffective.

Section 5.09 Solvency. Assuming (a) the truth and accuracy of the representations and warranties of the Seller, the Seller Entities and the Target Group Entities set forth in Article III and Article IV, as applicable and (b) all conditions set forth in Section 9.02 are satisfied or waived (other than conditions to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), immediately after giving effect to the consummation of the transactions contemplated hereby (including the Debt Financing and the transactions in connection therewith), the Purchaser Entities and their respective Subsidiaries, taken as a whole, in each case, will (a) be able to pay its debts and obligations in the Ordinary Course of Business as they come due, (b) own assets the Fair Value (as defined in the last sentence of this Section 5.09) of which shall be greater than the total amount of the Purchaser Entities’ and their respective Subsidiaries’ Liabilities and (c) have adequate capital to carry on their business and all businesses in which they are about to engage. No transfer of property is being made by the Purchaser Entities and no obligation has been incurred by the Purchaser Entities in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of the Purchaser Entities. There are no winding up, bankruptcy or insolvency Actions concerning the Purchaser Entities pending, and no events have occurred which would justify such Actions. For the purposes of this Section 5.09, “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of the Purchaser Entities would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

Section 5.10 Investment Purpose. The Purchaser Entities are acquiring the Transferred Company Shares for its own account for investment only and not with a view to (or for) resale in connection with any public sale or distribution thereof. The Purchaser Entities acknowledge that the Transferred Company Shares are not registered under the Securities Act or any other applicable securities Laws. The

Purchaser Entities acknowledge that it has sufficient experience and expertise to evaluate, and is fully informed as to, the risks of the transactions contemplated by this Agreement and the Ancillary Agreements and ownership of the Transferred Company Shares.

Section 5.11 Independent Investigation; No Other Representations or Warranties.

(a) The Purchaser Entities have conducted their own independent investigation, review and analysis of, and reached its own independent conclusions regarding, the Target Group Entities, the Business and the operations, assets, condition (financial or otherwise) and prospects of the Target Group Entities and the Business. The Purchaser Entities acknowledge that they and their Representatives have been provided adequate access to the personnel, properties, premises, records and other documents and information of and relating to the Target Group Entities or the Business as it has requested for such purpose. The Purchaser Entities have been represented by, and had the assistance of, counsel in the conduct of its due diligence, the preparation and negotiation of this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby. In entering into this Agreement, the Purchaser Entities acknowledge that they have relied solely upon their own investigation, review and analysis and has not relied on and is not relying on any representation, warranty or other statement made by, on behalf of or relating to the Seller, the Seller’s Affiliates (including the Target Group Entities) or the Business except for the representations and warranties expressly set forth in Article III, Article IV or in any Ancillary Agreement (and, with respect to such representations and warranties, subject to any limitations included in this Agreement or any Ancillary Agreement).

(b) Except for the representations and warranties contained in Article III, Article IV or in any Ancillary Agreement, the Purchaser Entities acknowledge that neither (i) the Seller nor any Person on behalf of the Seller or any other Person on its behalf has made or makes any representation or warranty, written or oral, express or implied, at Law or in equity, with respect to the Target Group Entities or the Business and (ii) none of the Purchaser or its Affiliates will have any right or remedy (and the Seller and its Affiliates and Representatives will have no Liability whatsoever) arising out of, and the Purchaser expressly disclaims any reliance upon, any representation, warranty or other statement made by, on behalf of or relating to the Seller, any of the Seller’s Affiliates (including the Target Group Entities) or the Business, including in any materials, documentation or other information regarding the Target Group Entities or the Business made available to the Purchaser or any of its Representatives in connection with this Agreement or their investigation of the Target Group Entities or the Business (including information memoranda, VDR materials, legal fact book, projections, estimates, management presentations, budgets and financial data and reports), or any errors therein or omissions therefrom, other than the representations and warranties expressly set forth in Article III or Article IV (which includes the Seller Disclosure Letter). Notwithstanding the foregoing, nothing herein shall be deemed to limit the Purchaser Entities’ rights and remedies in the case of Fraud.

Section 5.12 Foreign Person. US Bidco is not a foreign person as defined under 31 CFR 800.224.

ARTICLE VI

COVENANTS

Section 6.01 Conduct of Business Prior to the Closing.

(a) During the period commencing on the date hereof and ending on the earlier of the termination of this Agreement in accordance with its terms and the Closing Date (the “Pre-Closing Period”), except (i) as contemplated, required or permitted by this Agreement; (ii) as set forth in Section 6.01(a) of the Seller Disclosure Letter; (iii) as required by any Law or Material Contract; or (iv) as consented to in writing by the Purchaser Entities (which consent shall not be unreasonably withheld, conditioned or delayed), the

Seller shall cause the Target Group Entities to use reasonable best efforts to operate the Business in the Ordinary Course of Business; provided, however, that (1) no action or inaction by the Seller or any of the Target Group Entities with respect to any matters specifically addressed by any clause of Section 6.01(b) shall be deemed a breach of this Section 6.01(a) unless such action or inaction would constitute a breach of such clause of Section 6.01(b); and (2) the failure of the Seller or any of the Target Group Entities to take any action prohibited by Section 6.01(b) shall in no circumstances be deemed a breach of this Section 6.01(a).

(b) Without limiting the generality of the foregoing Section 6.01(a), during the Pre-Closing Period, except (i) as contemplated, required or permitted by this Agreement; (ii) as set forth in Section 6.01 of the Seller Disclosure Letter; (iii) as required by any Law or Material Contract; or (iv) as consented to in writing by the Purchaser Entities (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller shall cause the Target Group Entities not to take any of the following actions:

(i) make any amendment, modification or change to the Organizational Documents of any Target Group Entity;

(ii) issue, sell, grant, pledge or otherwise dispose of or grant any Liens with respect to the Transferred Company Shares or the Equity Interests of any Transferred Company Subsidiary, or grant any options, warrants or other rights to acquire the Transferred Company Shares or any such Equity Interests or any instrument convertible into or exchangeable or exercisable for any Transferred Company Shares or the Equity Interests of any Transferred Company Subsidiary;

(iii) (A) declare, set aside or pay any dividend or distribution (other than as otherwise set forth in this Section 6.01) or (B) recapitalize, split, combine, reclassify or subdivide any of Transferred Company Shares or Transferred Subsidiary Shares or issue or authorize the issuance of any other Equity Interests in the Target Group Entities, or redeem, repurchase, purchase or otherwise acquire, directly or indirectly, any of Equity Interests in the Target Group Entities;

(iv) adopt any plan of merger, consolidation, reorganization, liquidation or dissolution of any Target Group Entity, or file a petition in bankruptcy under any provisions of federal or state bankruptcy Law on behalf of any Target Group Entity or consent to the filing of any bankruptcy petition against any Target Group Entity under any similar Law;

(v) except in the Ordinary Course of Business, (A) accelerate, terminate, cancel or renew any Material Contract; or (B) enter into any Contract that would constitute a Material Contract if in effect as of the date hereof or would be otherwise disclosable under Section 4.17;

(vi) (A) acquire (by merger, consolidation, stock purchase, asset transaction or otherwise), directly or indirectly, any business or Person with a value in excess of $500,000 or (B) sell, lease, pledge, assign or otherwise dispose of any material asset of any Target Group Entity except, in each case: (w) pursuant to existing Contracts; (x) transfers to any Target Group Entity; (y) in the Ordinary Course of Business; or (z) to the extent such pledge or assignment constitutes a Permitted Lien or (C) otherwise enter into any new line of business;

(vii) make any capital expenditures or commitments therefor in excess of $500,000, individually or in the aggregate;

(viii) commence any material Action or settle any Action where such settlement would (A) impose Liabilities on the Target Group Entities in excess of $250,000 individually or

$500,000 in the aggregate, (B) impose material restrictions or limitations (including by way of non-monetary relief) upon the operation of the Business following the Closing, or (C) contain any admissions of wrongdoing;

(ix) except in the Ordinary Course of Business, (A) grant or promise any material refunds, credits, rebates or other allowances to any customer, payor, reseller or distributor, or change or modify the manner in which any Target Group Entity extends discounts, credits or warranties to clients, payors and customers or collects accounts receivables or otherwise deals with clients, payors and customers or (B) change or modify its grant, refund, credit, collection, rebate, allowance or payment policies, procedures, principles or practices;

(x) make any loans, advances or capital contributions to, or investments in, any Person other than any of the Target Group Entities, and other than advances of business expenses of employees in the Ordinary Course of Business;

(xi) (A) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor or (B) enter into a settlement agreement with any current or former director, officer, employee or contingent worker;

(xii) with respect to Business Employees, except as required by applicable Law, any Benefit Plan that is in effect as of the date hereof and set forth on Section 4.13(a) of the Seller Disclosure Letter or Collective Bargaining Agreement, (1) increase the compensation, incentive compensation or benefits of any Business Employee other than (A) increases that have been approved as of the date hereof to be effective in April 2025 and (B) increases in compensation for Business Employees not to exceed an aggregate increase of $10,000 in annual base compensation (over the amounts that will be in effect after the April 2025 increases) for all Business Employees (and corresponding increases in incentive compensation that are determined as percentages of base compensation); (2) grant or promise to grant any equity or equity-based compensation or severance to any Business Employee or Former Business Employee; (3) adopt, materially modify or amend, accelerate the time of payment, vesting or funding of any compensation or benefits under, any Benefit Plan or otherwise, provided, however, that the Seller and its Affiliates may enter into employment and severance arrangements with new hires with an annual based compensation of $150,000 or less in the Ordinary Course of Business; (4) enter into, materially modify or terminate any Collective Bargaining Agreement except as required by applicable Law; (5) hire or terminate (other than for “cause”, “disciplinary reasons” or poor performance) any Business Employee with an annual base compensation in excess of $150,000; or (6) transfer the employment of any employee or other person into or out of any Target Group Entity, except that the Seller may transfer the Misaligned Business Employees into the Target Group Entities (or an agent thereof) as contemplated herein;

(xiii) incur, assume or guarantee any Indebtedness for Borrowed Money (or entered into any commitments with respect to Indebtedness for Borrowed Money) other than Indebtedness for Borrowed Money not to exceed $250,000 in the aggregate;

(xiv) grant or commit to grant or incur, or suffered to exist, any Lien (other than a Permitted Lien) upon any of its assets or properties;

(xv) accelerate or delay the payment of, or agree to any change in the payment terms of, any accounts payable or other Liabilities or accounts receivable (including any such changes to or termination of any agreement or arrangement for the securitization, sale or factoring thereof) or notes payable, in each case other than in the Ordinary Course of Business;

(xvi) make any material change in any financial accounting methods, principles or practices of the Target Group Entities, except as required by GAAP or applicable Law;

(xvii) change the residence of any Target Group Entity for Tax purposes;

(xviii) amend, retract or re-submit any Tax return which has previously been submitted to a Tax Authority, or amend, disclaim or revoke any claim or election relating to Tax which has previously been received or submitted or notified to any Tax Authority or otherwise given effect pursuant to applicable law (except in respect of any Surrender by or to the Seller or any of its Affiliates to or by (as the case may be) any of the Target Group Entities, or by or to a Target Group Entity to or by another Target Group Entity or pursuant to a matter otherwise disclosed against Section 4.16); for the avoidance of doubt, this clause (xviii) shall not prohibit the Seller or its Affiliates from taking the actions described herein with respect to a Tax Consolidation Group that includes any Seller Entities;

(xix) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, group work schedule changes or other such actions that could implicate the WARN Act;

(xx) settle, compromise, agree or materially negotiate any audit, enquiry, assessment, dispute or litigation relating to Tax with any Tax Authority, enter into any closing agreement or similar agreement with any Tax Authority, or consent to any extension or waiver of the limitation period relating to Tax; for the avoidance of doubt, this clause (xviii) shall not prohibit the Seller or its Affiliates from taking the actions described herein with respect to a Tax Consolidation Group that includes any Seller Entities or pursuing any action disclosed against Section 4.16;

(xxi) cancel, not renew, terminate or allow any material Permit or insurance policy of any of the Target Group Entities to expire; or

(xxii) agree or commit (in writing or otherwise) to do any of the foregoing.

(c) Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall prohibit the Seller or any of its Affiliates (including the Target Group Entities) during the Pre-Closing Period, from (i) sweeping Cash from the accounts of the Target Group Entities; (ii) causing any Target Group Entity to (A) settle, cancel or otherwise eliminate any intercompany accounts or Liabilities, using Cash, through capital contributions, distributions, forgiveness, offset or any combination of the foregoing; or (B) declare, accrue, set aside or pay any dividend in the form of Cash or make any other contribution or distribution consisting of Cash on or in respect of the Transferred Company Shares or any Transferred Company Subsidiary’s Equity Interests; or (iii) take actions or refrain from taking actions with respect to any business of the Seller and its Subsidiaries, to the extent unrelated to, and not affecting, the Target Group Entities or the Business.

(d) Except as specifically set forth herein, nothing contained in this Agreement shall give the Purchaser Entities, directly or indirectly, the right to control or direct the Target Group Entities or the Business prior to the Closing. Prior to the Closing, other than as specifically set forth herein, the Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Target Group Entities and the Business.

Section 6.02 Access to Information.

(a) During the Pre-Closing Period, the Seller shall, and shall cause the Target Group Entities to, give the Purchaser Entities and their Representatives, upon reasonable advance written notice,

reasonable access to premises, properties, personnel, Contracts, documents, books and records of each of the Target Group Entities as reasonably necessary for the transition of the operation of the Business to the Purchaser Entities or the consummation of the Acquisition; provided that the Purchaser Entities shall not be permitted to (i) use or access any Business IT and Data, IT equipment or any data stored thereon; nor (ii) conduct any environmental sampling (or associated laboratory analysis) without the advance written consent of the Seller, which consent may be withheld, conditioned or delayed in the Seller’s sole discretion, and without executing a customary access and indemnity agreement in respect thereto; provided, further that any such access shall be conducted (i) in a manner that complies with Section 6.03, and (ii) during normal business hours under the supervision of the Seller’s personnel and in a manner that does not unreasonably interfere with the normal operations of the businesses of the Seller and the Target Group Entities. Notwithstanding anything contained in this Agreement or any other agreement between the Purchaser Entities and the Seller executed on or prior to the date hereof, neither the Seller nor any of its Subsidiaries shall have any obligation to make available to the Purchaser Entities or their Representatives, or provide the Purchaser Entities or their Representatives with (A) any Tax Return filed by the Seller or any of its Affiliates or predecessors on behalf of a Tax Consolidation Group or any related material, or (B) any information if making such information available would (1) jeopardize any attorney-client or other legal privilege, or (2) contravene any applicable Law or legal obligation (including any confidentiality agreement to which the Seller or any of its Affiliates is a party); provided that, to the extent such information is not available to the Purchaser Entities for a reason described in the foregoing clauses (ii)(B)(1)-(ii)(B)(2), then the Seller shall provide notice thereof to the Purchaser Entities and use commercially reasonable efforts to provide such access or information in a manner that does not (x) violate applicable Law, (y) violate or breach any applicable Contract, or (z) constitute a waiver of, or jeopardize, attorney-client privilege. The Purchaser Entities will hold and treat, and cause their Affiliates and Representatives to hold and treat, in confidence all documents and information concerning the Seller or the Target Group Entities furnished to the Purchaser Entities in connection with the transactions contemplated hereby to the extent required by, and in accordance with the terms of, the Confidentiality Agreement.

(b) At all times (whether before or after the Closing and whether or not the Closing occurs), the Purchaser Entities shall, and shall cause its Affiliates to, not take any action that (or fail to take any action where such failure) would jeopardize the applicability to information, materials or documents in the possession of the Purchaser Entities or any of its Subsidiaries (including the Target Group Entities from and after Closing) of the attorney-client, attorney work product, common interest, joint defense or any other available privileges relating to (i) the Business at or before Closing; or (ii) any business, operations, assets, properties, rights or Liabilities of the Seller or any of its current or future Subsidiaries (excluding, after Closing, the Target Group Entities).

(c) Seller will notify the Purchaser Entities in writing of any development or change in facts and circumstances causing a breach of any of the representations and warranties in Article III or Article IV that would result in a failure of Seller to satisfy its closing conditions in Section 9.02. The Purchaser Entities will notify Seller in writing of any development or change in facts and circumstances causing a breach of any of the representations and warranties in Article V that would result in a failure of the Purchaser Entities to satisfy its closing conditions in Section 9.01. The Parties acknowledge and agree that any failure to make, or delay in making, a notification pursuant to this Section 6.02(c) shall in no event result in or be deemed a failure of any of the conditions set forth in Section 9.01 or Section 9.02, as applicable, to be satisfied.

(d) Notwithstanding anything in this Agreement to the contrary, during the Pre-Closing Period, without the prior written consent of the Seller (which consent may be withheld, conditioned or delayed in the Seller’s sole discretion), the Purchaser Entities shall not, and shall cause their Affiliates and their Representatives not to, contact any vendor, supplier, landlord, customer or Business Employee regarding the business, operations, or prospects of the Target Group Entities, the Business, this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, except entirely unrelated to the transactions contemplated by this Agreement in the Ordinary Course of Business.

Section 6.03 Confidentiality; Publicity.

(a) The Purchaser Entities hereby agree to be bound by the terms and conditions of the Confidentiality Agreement, dated as of October 26, 2024, between the Seller and Tinicum Incorporated (the “Confidentiality Agreement”). The terms of the Confidentiality Agreement are hereby incorporated herein by reference and the Confidentiality Agreement shall continue in full force and effect until the Closing. Notwithstanding anything to the contrary (including the foregoing and anything to the contrary contained in the Confidentiality Agreement), the Confidentiality Agreement will be terminated upon the Closing. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement, and the Purchaser Entities’ obligations thereunder pursuant to this Section 6.03, shall nonetheless continue in full force and effect in all respects in accordance with the terms of the Confidentiality Agreement. Notwithstanding the foregoing, from and after Closing, and only with respect to confidential information relating to the Seller and its Affiliates (other than the Target Group Entities), the Purchaser Entities shall comply with the confidentiality and non-use covenants set forth in the Confidentiality Agreement as if it continued in full force and effect in accordance with its terms.

(b) Prior to the Closing, no Party shall issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby (including use the other Party’s name or refer to the other Party directly or indirectly in any media interview or print media, whether or not in response to an inquiry) without the prior written consent of the other Parties; provided, however, that nothing herein shall prohibit any Party from issuing or causing publication of any such press release, public announcement or securities law filing to the extent that such disclosure is required by applicable Law (in the reasonable opinion of counsel) or the securities exchange upon which such Party’s Equity Interests are traded or such Party’s debt securities are traded, in which case the Party making such determination shall, use its reasonable best efforts to allow the other Parties reasonable time to review and comment on such release, announcement or filing in advance of its issuance. The Purchaser Entities are entitled to provide general information about the subject matter of this Agreement in connection with the Purchaser Entities’ and their Affiliates’ respective fundraising, marketing, information or reporting activities of the kind customary in the private equity industry, in each case, so long as such information is subject to customary confidentiality obligations. Following the Closing, the Purchaser Entities and the Seller may issue a press release or make a public announcement disclosing the occurrence of the transactions contemplated hereby, without the prior written consent of any Person, so long as the terms of this Agreement and the transactions contemplated hereby are not disclosed; provided, however, that the Seller may disclose the terms of this Agreement and the transactions contemplated hereby in any filing required under the Securities Act or the Securities Exchange Act of 1934, as amended, so long as the Purchaser Entities are afforded a reasonable opportunity to review and comment on such disclosure prior to its filing.

Section 6.04 Efforts and Actions to Cause the Closing to Occur.

(a) Subject to the other terms and conditions of this Section 6.04(a), during the Pre-Closing Period, each of the Purchaser Entities and the Seller shall, and shall cause each of its respective Affiliates to use its reasonable best efforts to take promptly, or cause to be taken, all actions, and to assist and cooperate with the other Party in doing all things necessary, proper or advisable under applicable Law to consummate the Closing and the other transactions contemplated hereby as promptly as practicable after the date hereof, and in any event, prior to the Outside Date, including (i) obtaining, or causing to be obtained, all Consents from Governmental Authorities that are or become necessary or advisable in connection with the consummation of the transactions contemplated by this Agreement, including to cause the waiting periods under applicable

Foreign Investment Law to terminate or expire at the earliest possible date after filing; (ii) responding promptly to any requests for information made by any Governmental Authority; (iii) cooperating fully with the other Party in promptly seeking to obtain all such Consents of Governmental Authorities; and (iv) not taking any action that could reasonably be expected to have the effect of delaying, impairing or impeding the receipt of any such Consents of Governmental Authorities. The Purchaser Entities shall prepare and file the required notifications, filings, registrations, submissions and other materials required or necessary under any applicable Foreign Investment Law, as promptly as practicable after the date of this Agreement and in any event no later than twenty (20) Business Days after the date of this Agreement unless otherwise agreed in writing by the Parties. All filings made in connection with the foregoing sentence shall be made in compliance with the requirements of applicable Law, including Foreign Investment Laws. All filing fees payable in connection with the notifications, filings, registrations, submissions or other materials contemplated by this Section 6.04(a) shall be paid promptly when due by the Purchaser Entities.

(b) To the extent not prohibited by applicable Law, each of the Purchaser Entities and the Seller shall (i) promptly notify and furnish the other Party’s legal counsel copies of any substantive correspondence or communication (including, in the case of any substantive oral correspondence or communication, a summary thereof) between it or any of its Affiliates or any of their respective Representatives, on the one hand, and any Governmental Authority, on the other hand, or any filing such Party submits to any Governmental Authority; (ii) consult with and permit the other Party’s legal counsel to review in advance any proposed filing and any substantive written or oral communication or correspondence by such Party to any Governmental Authority; and (iii) consider in good faith the views of such other Party in connection with any proposed filing, submission, responses to a request for further information prior or after making the relevant notification and any substantive written or oral communication or correspondence to any Governmental Authority, in each case, to the extent relating to the subject matter of this Section 6.04(b) or the transactions contemplated by this Agreement. The Seller shall not agree to, or permit any of its Affiliates or Representatives to, participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation, inquiry or any other matter contemplated by this Section 6.04(b) or any transaction contemplated by this Agreement unless it consults with the other Purchaser Entities in advance and, to the extent permitted by such Governmental Authority, gives the Purchaser Entities or their outside counsel the opportunity to attend and participate in such meeting or discussion. Notwithstanding anything to the contrary in this Agreement, the Purchaser Entities have the sole right to control and direct all strategy in connection with review of the transactions contemplated by this Agreement by any Governmental Authority. For the avoidance of doubt, any materials exchanged in connection with this Section 6.04(b) may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove valuation and other competitively sensitive material, and the Parties may, as they deem advisable and necessary, designate any materials provided to the other under this Section 6.04(b) as “outside counsel only”.

(c) Notwithstanding anything in this Agreement to the contrary, the Purchaser Entities shall take any and all actions necessary to obtain any Consents required under or in connection with any applicable Foreign Investment Law, and to enable all waiting periods under any applicable Foreign Investment Law to expire, and to avoid or eliminate each and every impediment under any applicable Foreign Investment Law asserted by any Governmental Authority, in each case, to cause the Closing and the other transactions contemplated hereby to occur as promptly as practicable following the date of this Agreement and, in any event, prior to the Outside Date, including by (i) promptly complying with or modifying any requests or inquiries for additional information or documentation (including any second request) by a Governmental Authority; (ii) offering, negotiating and agreeing to any commitments, conditions or undertakings required by any Governmental Authority under any applicable Foreign Investment Law in connection with the transactions contemplated hereby; and (iii) contesting, defending and appealing until final judgment any threatened or pending Action or preliminary or permanent injunction or other Governmental Order or Law that would adversely affect the ability of either Party to consummate, or otherwise delay the consummation of, the transactions contemplated hereby, and taking any and all other actions to prevent the entry, enactment or promulgation thereof. Notwithstanding the foregoing or anything in this Agreement to the contrary, (i) in no event shall the Purchaser Entities, the Seller, Target Group Entities or any of their respective Affiliates be obligated to commit to take any action pursuant to this Section 6.04(c), the consummation of which is not conditioned on the consummation of the Closing, and (ii) this Section 6.04(c) shall not obligate the Purchaser Entities to agree, accept or commit to the items set forth on Section 6.04(c) of the Seller Disclosure Letter.

(d) Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall require the Seller or any of its Affiliates to relinquish or forbear any rights, or agree to any restriction on the conduct of any business or operation or the ownership of any business or operations or ownership of any assets, properties or rights or pay any consideration to any other Person from whom such Consents are requested.

(e) None of the Purchaser Entities shall take any action or enter into any transaction, or any Contract to effect any transaction, that could reasonably be expected to materially increase the time required, or materially reduce the Parties’ respective abilities, to: (i) obtain any approval under Foreign Investment Law; (ii) avoid the entry of, commence an Action seeking the entry of, or to effect the dissolution of, any Governmental Order that would have the effect of delaying in any material respect or preventing the consummation of the transactions contemplated hereby; or (iii) obtain all Consents necessary for the consummation of the transactions contemplated hereby. In no event shall the Purchaser Entities after the date of this Agreement and before Closing acquire or agree to acquire any rights, business, Person or division thereof (by way of license, merger, consolidation, share exchange, investment, other business combination, asset, stock, or equity purchase, or otherwise) or enter into or agree to enter into any joint venture, or other similar arrangement, in each case with respect to assets that are for the development or commercialization of tubing, tube assembly, or duct assembly.

Section 6.05 Seller Credit Support. With effect from the Closing, the Purchaser Entities shall procure the return or unconditional release by the applicable counterparty of each obligation of the Seller or any of its Affiliates (other than any Target Group Entity) with respect to the Target Group Entities or the Business (including any guarantee or credit support provided by, or any letter of credit, performance bond or surety posted by, the Seller or any of its Affiliates or any third party on behalf thereof), including those set forth in Section 6.05 of the Seller Disclosure Letter (the “Seller Credit Support”), including by providing substitute guarantees, furnishing letters of credit, instituting escrow arrangements or posting surety or performance bonds with terms that are at least as favorable to the counterparty as the terms of the applicable Seller Credit Support or by making any other arrangements the counterparty may request. From and after the Closing, the Purchaser Entities shall indemnify, defend and hold harmless each of the Seller Indemnitees from and against, and shall pay and reimburse each of the Seller Indemnitees for, any and all Liabilities incurred or sustained by, or imposed upon, the Seller Indemnitees to the extent arising out of any failure of the Purchaser Entities to obtain any return or unconditional release with respect to any Seller Credit Support or to otherwise comply with its obligations under this Section 6.05. Notwithstanding the foregoing, (a) promptly following a request by the Seller with respect to any unreturned or unreleased Seller Credit Support, the Purchaser Entities shall provide to the Seller a bond or letter of credit from a third-party with at least the same credit rating as the provider of such Seller Credit Support in favor of the Seller and in the same amount and on the same terms as such Seller Credit Support, and (b) the Parties acknowledge and agree that at any time on or after the Closing Date, the Seller may take any action to terminate, obtain release of or otherwise limit its Liability under any and all outstanding Seller Credit Support. From and after the Closing, the Purchaser Entities shall not, and shall not permit any of its Affiliates to, extend or renew any Contract containing or underlying any Seller Credit Support unless, prior to or concurrently with such extension or renewal, the Purchaser Entities or any Target Group Entity is substituted in all respects for the Seller and any of its Affiliates, and the Seller and its Affiliates are released from any Liability, under such Seller Credit Support.

Section 6.06 Certain Services and Benefits Provided by Affiliates. The Purchaser Entities acknowledge that, except as otherwise expressly provided in the Ancillary Agreements, effective as of the Closing Date, all Overhead and Shared Services provided to the Target Group Entities and the Business shall cease, and any agreement with the Seller or any Affiliate of the Seller in respect thereof shall terminate, as of the Closing Date, all assets in respect thereof shall be retained by the Seller Entities and the Seller and its Affiliates shall have no further obligation to provide any such Overhead and Shared Services to the Target Group Entities or the Business.

Section 6.07 Further Assurances.

(a) Each of the Parties shall execute and deliver such documents and other papers and take such further actions as may reasonably be required to carry out the provisions of this Agreement and the Ancillary Agreements and give effect to the transactions contemplated hereby and thereby, including the execution and delivery of such assignments, deeds and other documents as may be necessary to transfer the Transferred Company Shares as provided in this Agreement.

(b) The Purchaser Entities shall, upon the reasonable advance request of the Seller, and at no cost to the Seller (other than reimbursement for reasonable, documented out-of-pocket expenses), make the relevant Business Employees available at reasonable times and cooperate in all reasonable respects with the Seller and its Subsidiaries in the preparation for, and defense of, any Action filed or claimed against the Seller or any of its Affiliates or any of their respective agents, directors, officers and employees, whether currently pending or asserted in the future, concerning the operation or conduct of the Target Group Entities prior to the Closing (including in each case by making relevant Business Employees available at reasonable times to provide information and discovery documentation, take depositions and testify).

Section 6.08 Financing.

(a) The Purchaser Entities shall use reasonable best efforts to take or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing contemplated by the Commitment Letters in an aggregate amount at least equal to the Required Financing Amount. In furtherance and not in limitation of the foregoing, the Purchaser Entities shall use reasonable best efforts to take, and/or use reasonable best efforts to cause their respective Affiliates to take, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing on the terms and subject only to the conditions described in the Commitment Letters as promptly as possible after the date of this Agreement, but in any event prior to the Closing Date, including by using reasonable best efforts to: (i) maintain in full force and effect the Commitment Letters; (ii) negotiate and enter into definitive agreements with respect to each Financing (the “Definitive Agreements”) consistent with the terms and conditions contained in the applicable Commitment Letter (including the “flex” provisions contained in the Debt Fee Letter) and without effecting any Prohibited Modification; and (iii) satisfy or obtain a waiver of, on a timely basis (and in any event prior to the Closing Date), all conditions precedent expressly included in the Commitment Letters to the availability and initial funding on the Closing Date and, solely to the extent entered into prior to the Closing Date, the Definitive Agreements and comply with their respective obligations thereunder.

(b) [Reserved].

(c) The Purchaser Entities shall not, prior to Closing, without the prior written consent of the Seller:

(i) permit, consent or agree, or permit any of its Affiliates or Representatives to permit, consent or agree, to any amendment, supplement or other modification of, or waive any of its rights or remedies or any other party’s obligations under, any Commitment Letter or, solely to the extent entered into prior to the Closing Date, Definitive Agreement (any such amendment, supplement, other modification or waiver in respect of any Commitment Letter or, if applicable, Definitive Agreement, a “Modification”), in each case, if such Modification would or would reasonably be expected to (A) impose new or additional conditions or other contingencies or otherwise expand, amend or modify, any of the conditions or other contingencies, in each case, to the consummation or receipt of Required Financing Amount on or prior to the Closing Date, (B) reduce the aggregate commitments under the Commitment Letters to an amount less than the Required Financing Amount, (C) adversely affect the ability of the Purchaser Entities to (1) satisfy the conditions to closing thereunder or (2) enforce its rights under the Commitment Letters or, solely to the extent entered into prior to the Closing Date, the Definitive Agreements, (D) make the timely funding of each Financing or satisfaction of the conditions to obtaining the Financing, in each case on or prior to the Closing Date, less likely to occur or (E) otherwise prevent, impede or delay the availability of the Required Financing Amount or the timing of the Closing or the consummation of the Acquisition (the foregoing clauses (A) through (E), collectively, the “Prohibited Modifications”); or

(ii) terminate, or permit any of its Affiliates or Representatives to terminate, any Commitment Letter or, solely to the extent entered into prior to the Closing Date, Definitive Agreement; provided, however, that, for the avoidance of doubt, the Purchaser Entities may amend, supplement and/or modify the Debt Commitment Letter as expressly contemplated therein as of the date of this Agreement solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto, which Persons had not executed the Debt Commitment Letter as of the date of this Agreement, but only to the extent doing so would not constitute or effect a Prohibited Modification. The Purchaser Entities shall provide the Seller final drafts of any proposed Modification promptly following the execution thereof. The Purchaser Entities shall deliver to the Seller true, complete and correct copies of all amended Commitment Letters and, solely to the extent entered into prior to the Closing Date, Definitive Agreements promptly and in any event within forty-eight (48) hours of being obtained by any Purchaser Entity. Upon the effectiveness of any such Modification not constituting or effecting a Prohibited Modification and otherwise in express compliance with this Section 6.08(c), the terms “Debt Commitment Letter”, “Debt Fee Letter” and “Equity Commitment Letter” shall mean the Debt Commitment Letter, the Debt Fee Letter or the Equity Commitment Letter, as applicable, as amended, supplemented or modified or subject to such waiver, in each case, in express compliance with this Section 6.08(c).

(d) In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter (including, to the extent exercised in accordance with the terms of the Debt Fee Letter, the “flex” provisions contained in the Debt Fee Letter), the Purchaser Entities shall, (i) promptly notify the Seller of such unavailability and the reason therefor and (ii) use reasonable best efforts to arrange and obtain from the same or alternative sources, as promptly as practicable, alternative financing in an amount sufficient, when taken together with the available portion of the Financing, if any, to pay the Required Financing Amount, on terms and conditions not materially less favorable, taken as a whole, to the Purchaser Entities than those contained in the Debt Commitment Letter in effect as of the date of this Agreement (provided that no New Debt Commitment Letter shall contain any terms or conditions that would constitute or effect a Prohibited Modification if implemented as an amendment or other modification to the Debt Commitment Letter in effect as of the date of this Agreement) (the “Alternate Debt Financing”), and to obtain a new financing commitment letter with respect to such Alternate Debt Financing (the “New Debt Commitment Letter” and any related fee letter, the “New Debt Fee Letter”) (it being understood and agreed that any New Debt Fee Letter delivered in connection with the related New Debt Commitment Letter may be redacted in the same manner as set forth in the definition of “Debt Commitment Letter” as in effect as of the date of this Agreement). The Purchaser Entities shall keep the Seller reasonably informed of the terms of any Alternate Debt Financing and provide the Seller final copies of all New Debt Commitment Letters. The Purchaser Entities shall deliver to the Seller true and correct copies of all New Debt Commitment Letters (including related redacted New Debt Fee Letters) promptly and in any event within forty-eight (48) hours of being obtained by any Purchaser Entity. In the event any New Debt Commitment Letter is obtained in accordance with this Section 6.08(d), (A) the terms “Debt Commitment Letter” and “Debt Fee Letter” shall be deemed to include such New Debt Commitment Letter and such New Debt Fee Letter (in each case, as may be subsequently amended, replaced, supplemented or modified in accordance with this Section 6.08(c)), (B) the term “Debt Financing” shall be deemed to include such Alternate Debt Financing and (C) the term “Debt Financing Sources” shall be deemed to include the lender(s) party to such New Debt Commitment Letter. In the event that Alternate Debt Financing shall be obtained pursuant to this Section 6.08(d), the Purchaser Entities shall comply with the covenants and prohibitions in this Section 6.08 with respect to such Alternate Debt Financing, New Debt Commitment Letter and New Debt Fee Letter, as applicable. Notwithstanding the foregoing or anything else in this Agreement, in no event shall reasonable best efforts be deemed or construed to require the Purchaser Entities to, and the Purchaser Entities shall not be required to, (A) seek equity financing from any source other than those counterparties to the Equity Commitment Letter, or in any amount with respect to an investor party thereto in excess of such investor’s commitments set forth therein, (B) pay any fees (in the aggregate) or agree to any interest rates (in the aggregate) materially in excess of those contemplated by the Debt Commitment Letter and the Debt Fee Letter (after giving full effect to the “flex” provisions contained therein as if such “flex” provisions were fully exercised) in effect on the date of this Agreement,(C) agree to conditionality, Any financial covenants or in the aggregate, any other material economic terms of the Debt Financing that are materially less favorable, in the aggregate, than those contemplated by the Debt Commitment Letter or the Fee Letter in effect on the date of this Agreement, or (D) consummate the Debt Financing prior to the time that the Closing is required to be effected pursuant to this Agreement.

(e) The Purchaser Entities shall (1) provide the Seller with prompt written notice of (A) any actual breach or breach that is threatened in writing, default, termination or written repudiation by any party to the Commitment Letters (including any New Debt Commitment Letter) or, solely to the extent entered into prior to the Closing Date, any Definitive Agreement with respect to which any Purchaser Entity is aware, and a copy of any written notice from any Debt Financing Source, the Equity Providers or other financing source with respect to any actual or threatened breach, default, termination or repudiation by any party to the Commitment Letters (including any New Debt Commitment Letter) or, solely to the extent entered into prior to the Closing Date, any Definitive Agreement of any provision thereof, (B) any material dispute between or among any parties to the Commitment Letters or, solely to the extent entered into prior to the Closing Date, any Definitive Agreement with respect to which any Purchaser Entity is aware (other than good faith negotiations of the Definitive Agreement among the Purchaser Entities and the Debt Financing Sources) and (C) any event, information, development or circumstance that would or would reasonably be expected to result in any condition precedent to the funding of the Financing (including any Alternate Debt Financing) not being satisfied on the Closing Date, and (2) as soon as reasonably practicable, and in any event not later than three (3) Business Days following the Seller’s request therefor, provide any information reasonably requested by the Seller and reasonably available to the Purchaser Entities relating to any circumstance referred to in the preceding clause (1) unless providing such information would result in a breach of attorney-client privilege. Without limiting the foregoing, upon the request of the Seller, the Purchaser Entities shall keep the Seller reasonably informed on a reasonably current basis of the status of its efforts to consummate the Financing (including any Alternate Debt Financing); provided, that the Purchaser Entities shall not be required to provide such notice and/or other information pursuant to this clause (e) after the occurrence of the Closing on the Closing Date.

(f) The Purchaser Entities acknowledge and agree that (x) in no event shall the receipt or availability of any funds or financing (including the Financing) by the Purchaser Entities or any of its Affiliates, or the consummation of any other financing, be a condition to any of the Purchaser Entities’ obligations under this Agreement and (y) the Seller and its Affiliates have no responsibility for any financing the Purchaser may raise in connection with the transaction contemplated hereby in each case of the foregoing clause (x) and (y), including, for the avoidance of doubt, the Financing (including any Alternate Debt Financing).

Section 6.09 Financing Cooperation.

(a) Prior to the Closing, the Seller shall use its reasonable best efforts to provide, and shall cause the Target Group Entities to use their reasonable best efforts to provide reasonable cooperation that is customarily required for debt financings similar to the Debt Financing, to the extent reasonably requested by the Purchaser Entities and at the Purchaser Entities’ sole cost and expense, in connection with the arrangement and consummation of the Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Seller or any of its Affiliates), including, without limitation, using reasonable best efforts to:

(i) (A) provide reasonable and customary assistance to the Purchaser Entities and the Debt Financing Sources in the preparation of confidential information memoranda, lender presentations and other similar customary marketing materials required to obtain the Debt Financing, (B) participate in a reasonable number of meetings (which may be virtual or in person (upon reasonable request)) and presentations, to the extent customarily required for financings of a type similar to the Debt Financing and at reasonable times during normal business hours and with reasonable advance notice to the Seller (but in the case of a primary bank meeting, limited to one primary bank meeting) and (C) to the extent required pursuant to the Debt Commitment Letter, cooperate with the Purchaser Entities to obtain reasonable and customary corporate and facilities credit ratings (it being understood and agreed that, notwithstanding anything to the contrary contained herein, neither the Seller nor any Target Group Entity shall be required to provide any Excluded Information pursuant to this Section 6.09;

(ii) furnish to the Purchaser Entities readily available financial information regarding the Business as is reasonably requested by the Purchaser Entities in connection with the Debt Financing, and solely to the extent such information is of the type customarily provided by a borrower and required in connection with financings of a type similar to the Debt Financing and can be prepared by the Seller in the ordinary course without unreasonable effort or undue burden (it being understood and agreed that, notwithstanding anything to the contrary contained herein, the Seller shall not be required to provide any Excluded Information pursuant to this Section 6.09;

(iii) in each case to the extent required pursuant to the Debt Commitment Letter, (A) facilitate the pledging of collateral of the Target Group Entities and the perfection thereof, effective no earlier than the Closing and (B) assist in the preparation of, and execution and delivery at Closing of, Definitive Agreements, including guarantee and collateral documents and customary closing certificates and perfection certificates (in each case, including schedules thereto); and

(iv) provide all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 CFR §1010.230, relating to the Target Group Entities to the extent such documentation and other information is required to be delivered as a condition precedent to the funding of the Debt Financing, in each case as reasonably requested in writing by the Purchaser Entities at least ten (10) Business Days prior to the Closing Date.

(b) Notwithstanding anything to the contrary in Section 6.09(a), none of the Seller nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 6.09 that would (i) require any of the Seller or any of its Subsidiaries or any of its or their Affiliates or Representatives (collectively, the “Seller Cooperation Parties”) to (A) pass resolutions or consents to approve or authorize the execution of the Debt Financing or (B) enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement in connection with the Debt Financing, in each case of the foregoing clauses (A) and (B), the effectiveness of which is not conditioned on the occurrence of the Closing; provided, further, that in no event shall any director, member, partner, manager or officer of the Seller or its Subsidiaries be required to take any action described in this clause (i) unless such director, member, partner, manager or officer will retain its respective position on and after the Closing Date (other than, to the extent required pursuant to the Debt Commitment Letter, the execution of notices of prepayment or redemption, borrowing notices or customary authorization letters in connection with the obligations set forth above; provided that in no event shall any Seller Cooperation Party be required to assume any expense in connection with the execution of such documents), (ii) cause any representation or warranty in this Agreement to be breached by any Seller Cooperation Party or require any Seller Cooperation Party to make a representation, warranty or certification that (A) in the good faith determination of such Person is not true or (B) results in any Seller Cooperation Party being responsible to any third parties for any such representation, warranties or certification, (iii) require any Seller Cooperation Party to (A) pay any commitment or other similar fee or incur or assume or become responsible for the payment of any other expense, liability or obligation in connection with the Debt Financing that is not reimbursed by the Purchaser Entities at the Closing or (B) enter into or approve any Debt Financing that is not conditioned on the occurrence of the Closing or have any obligation under any agreement, certificate, document or instrument that is effective prior to the occurrence of the Closing, (iv) subject any director, officer, employee or shareholder of a Seller Cooperation Party to any actual or potential personal liability, (v) conflict with or violate the Organizational Documents of a Seller Cooperation Party or any applicable Laws or any applicable judgment or result in the disclosure of trade secrets or competitively sensitive information to third parties and/or jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege, require delivery of any internal or external legal opinions by any Seller Cooperation Party, or (vi) conflict or be reasonably expected to result in a material violation or breach of, or default (with or without notice, lapse of time, or both) under any Material Contract with a non-controlled Affiliate to which any Seller Cooperation Party is a party, (vii) require any Seller Cooperation Party to prepare or deliver any pro forma financial statements, pro forma adjustments, projections or any other type of Excluded Information, (viii) require delivery of any internal or external legal opinions by any Seller Cooperation Party or (ix) require any Seller Cooperation Party to consent to a pre-filing of UCC-1 financing statements or any other grant of Liens prior to the Closing. Nothing contained in this Section 6.09 or otherwise in this Agreement shall require any Seller Cooperation Party to be a borrower, issuer or other obligor with respect to the Debt Financing or any other financing prior to the Closing.

(c) The Purchaser Entities (i) shall promptly, and in any event not later than ten (10) Business Days following the Seller’s request therefor (together with a reasonably detailed invoice), reimburse the Seller Cooperation Parties for all reasonable, documented and invoiced out-of-pocket costs, fees and expenses incurred by any of them in connection with fulfilling their respective obligations pursuant to this Section 6.09 (including all such reasonable out-of-pocket attorneys’ fees and expenses); provided that the Target Group Entities, and not the Purchaser Entities, shall be responsible for (x) fees payable to existing legal, financial or other advisors of the Target Group Entities and other Affiliates with respect to services provided prior to the Closing, (y) any ordinary course amounts payable to existing employees of or consultants to the Target Group Entities and other Affiliates with respect to services provided prior to the Closing and (z) any amounts that would have been incurred in connection with the transactions contemplated hereby regardless of the Debt Financing (including the preparation and/or delivery of financial information, Payoff Letters and lien releases contemplated herein and (ii) shall indemnify and hold harmless the Seller Cooperation Parties from and against any and all Losses (excluding lost profits and losses from any consequential, indirect, special or punitive damages (as opposed to direct or actual damages)) suffered or incurred by any of them in connection with the Debt Financing, any action taken by any of them at the request of the Purchaser Entities or their Representatives pursuant to this Section 6.09 and any information used in connection therewith or with the cooperation of the Seller Cooperation Parties, except to the extent such Losses arise as a result of any documents, materials or other information provided by any Seller Cooperation Parties or any of their or their respective Subsidiaries’ directors, managers, officers, employees, owners, advisors, and representatives or the gross negligence, fraud or willful misconduct of any Seller Cooperation Party or any their respective Subsidiaries or any of their or their respective Subsidiaries’ directors, managers, officers, employees, owners, advisors, and representatives.

(d) The parties hereto acknowledge and agree that the provisions contained in this Section 6.09 represent the sole obligations of the Seller Cooperation Parties with respect to cooperation in connection with the arrangement of any financing (including the Financing and any Alternate Debt Financing) to be obtained by the Purchaser Entities with respect to the transactions contemplated hereby and the Commitment Letters, and no other provision of this Agreement (including the Exhibits and Schedules hereto), the Commitment Letters or the Definitive Agreements shall be deemed to expand or modify such obligations.

(e) All non-public or otherwise confidential information regarding the Seller Cooperation Parties obtained by the Purchaser Entities or their Representatives pursuant to this Section 6.09 shall be kept confidential in accordance with the Confidentiality Agreement or other confidentiality obligations that are substantially similar to those contained in the Confidentiality Agreement (which, with respect to the Debt Financing Parties and potential Debt Financing Sources, shall be satisfied by the confidentiality provisions applicable thereto under the Debt Commitment Letter or other customary confidentiality undertakings in the context of customary syndication practices from lenders not party to the Debt Commitment Letter). The Purchaser Entities shall be entitled to use the Seller’s and the Target Group Entities’ logos in connection with the Debt Financing; provided, that such logos (i) are used solely in a manner that is not intended or likely to harm, disparage or otherwise adversely affect in any material respect the Seller, any Target Group Entity, any of their respective Subsidiaries or any of their respective Affiliates or Representatives or the Business or the reputation or goodwill of the Seller, any Target Group Entity, any of their respective Subsidiaries or any of their respective Affiliates or Representatives or the Business, and (ii) are used solely in connection with a description of the Target Group Entities, their business and operations, or the transactions contemplated hereby, or the Business. The Target Group Entities shall promptly provide the Purchaser Entities with electronic versions of such logos for use solely for the purposes described in, and in compliance with the terms of, this clause (e).

Section 6.10 R&W Insurance Policy. The Purchaser Entities shall pay the premiums, commissions, fees, Taxes and other costs and expenses of procuring and maintaining the R&W Insurance Policy promptly when due and shall take all other actions necessary for the R&W Insurance Policy to be issued at Closing. Neither the Seller nor any Affiliate thereof will have any Liability to indemnify or compensate the Purchaser Entities or any other Person regardless of whether the Purchaser Entities can maintain the R&W Insurance Policy, whether the terms thereof do not provide coverage for any specific type or category of claims or Losses, or whether the issuer or underwriter of such policy terminates the same or does not for any reason accept or pay any claims made thereunder. The Purchaser Entities shall not, and shall cause the insureds not to, waive, amend, modify or otherwise revise the R&W Insurance Policy in a way that would be detrimental to the Seller, its Affiliates or any of its and their Representatives, with respect to any subrogation or related provision for the benefit of the Seller or its Affiliates thereunder. The Purchaser Entities acknowledge and agree that the effectiveness of the R&W Insurance Policy is not a condition to the Closing and reaffirms its obligation to consummate the transactions contemplated hereby irrespective and independently of the availability or effectiveness of the R&W Insurance Policy, subject only to the satisfaction or waiver of the conditions to the Closing set forth in Section 9.02.

Section 6.11 Termination of Rights to the Seller Marks.

(a) The Purchaser Entities shall, and shall cause the Target Group Entities to, except as provided by the Ancillary Agreements or as otherwise mutually agreed between the Parties in writing, (i) as soon as reasonably practicable after the Closing Date (and in no event later than five (5) Business Days thereafter), change all names (including any DBA designations) of the Target Group Entities incorporating any of the Seller Marks or any component thereof to a name that does not incorporate any of the Seller Marks or any component thereof; and (ii) as soon as reasonably practicable after the Closing Date (and in no event later than sixty (60) days thereafter), cease and discontinue all other use of the Seller Marks, including the removal of, or otherwise masking from public view or view by end users, the Seller Marks from all assets and other materials owned or possessed by the Purchaser Entities or any of its Affiliates after Closing (including the Target Group Entities), including all products, packaging, signage, vehicles, properties, technical information, email addresses, email signatures, business cards, social media accounts, websites, customer communications, and, promotional and marketing materials, employee uniforms and identification badges, signs, offices and facilities.

(b) The Seller shall have the right to exercise quality control over the Purchaser Entities’ and its Affiliates’ use of the Seller Marks to the degree necessary, in the reasonable opinion of the Seller, to maintain the validity and enforceability of, and the goodwill and reputation associated with, the Seller Marks. The Purchaser Entities agree that the products bearing the Seller Marks and all other use of the Seller Marks shall be at a level of quality equal to and no less than the standards of quality associated with the Seller Marks before the Closing Date, and at all times in compliance with all applicable Laws. The Seller shall have the right to obtain from the Purchaser Entities, upon reasonable notice, information as to the nature and quality of the products bearing the Seller Marks and the manner in which the Seller Marks are used in connection with such products.

(c) The Purchaser Entities shall notify the Seller promptly of any infringement or threatened infringement of the Seller Marks. The Seller shall have the sole right, but not the obligation, to maintain any Trademark registrations relating to the Seller Marks and to control the prosecution, defense, and enforcement of the Seller Marks at its own cost and risk.

(d) The Purchaser Entities hereby acknowledge and agree that:

(i) as between the Purchaser Entities and their Affiliates (including, following the Closing, the Target Group Entities), on the one hand, and the Seller Entities, on the other hand, the Seller Entities own all right, title and interest in and to (A) the Seller Marks and (B) any other

Trademark of the Seller Entities other than Trademarks included in the Registered Intellectual Property (clauses (A) and (B) together, the “Seller Retained Marks”).

(ii) except as provided under Section 6.11(a), no right to use any Seller Retained Marks is granted by the Seller or any of its Affiliates to the Purchaser Entities or their Affiliates (including, following the Closing, the Target Group Entities), whether by implication or otherwise, notwithstanding any use of the Seller Marks by the Target Group Entities or the Business prior to Closing.

(iii) the rights granted under Section 6.11(a) are granted without any representation or warranty, including as to the validity or enforceability of the Seller Marks or that the use of the Seller Marks will not infringe any third-party rights. The Purchaser Entities shall indemnify and hold harmless the Seller and its Affiliates from and against all Liabilities arising out of or resulting from any use of the Seller Marks by the Purchaser Entities or any of their Affiliates after the Closing Date.

(iv) the Purchaser Entities shall not, nor attempt to, nor permit, authorize, enable, or request any other Person to, in any jurisdiction throughout the world:

(A) use any Seller Retained Marks or any mark confusingly similar thereto in any manner, or engage in any other act or omission, that would reasonably be expected to tarnish, degrade, disparage or reflect adversely on the Seller, its Affiliates or its licensors, their respective businesses or reputations, or any Seller Retained Marks, or invalidate or cause the cancellation or abandonment of any Seller Retained Marks;

(B) file, acquire or otherwise obtain any registration for or application to register any Trademark or social media account that consists of, incorporates, is confusingly similar to or dilutive of, or is a variation, derivation or acronym of, any Seller Retained Marks;

(C) adopt or use any variation, derivation or acronym of any Seller Retained Marks or any word, symbol, or Trademark confusingly similar to or dilutive of any Seller Retained Marks;

(D) use any Seller Retained Marks with any other word, symbol, or Trademark so as to form a composite Trademark; or

(E) grant or attempt to grant a Lien on, record any Lien against, or otherwise encumber, any Seller Retained Marks or any equipment, materials or products bearing the Seller Retained Marks.

Section 6.12 Ancillary Agreements. On the Closing Date, each of the Purchaser Entities and the Seller shall (and, if applicable, each shall cause its Subsidiaries or, in the case of the Purchaser Entities, their Affiliates to) execute and deliver each of the Ancillary Agreements to which it is a party if such Ancillary Agreement has not been previously executed.

Section 6.13 Maintenance of Books and Records. After the Closing, each of the Parties shall use commercially reasonable efforts to preserve, until the seventh (7th) anniversary of the Closing Date, all records relating to the period prior to Closing possessed or to be possessed by such Party to the extent relating to the Business. After the Closing Date, until the seventh (7th) anniversary of the Closing Date, upon any reasonable request from a Party or its Representatives, the Party holding such records shall:

(a) provide to the requesting Party or its Representatives reasonable access (on reasonable prior written notice) to such records during normal business hours;

(b) provide to the requesting Party or its Representatives reasonable access (on reasonable prior written notice) to persons responsible for the management of the Tax affairs of the Target Group Entities; and

(c) permit the requesting Party or its Representatives to make copies of such records, in each case at the cost of the requesting Party or its Representatives (including reasonable out-of-pocket expenses); provided, however, that:

(i) nothing herein shall require the Seller or any of its Subsidiaries to make available to the Purchaser Entities or its Representatives, or provide the Purchaser Entities or its Representatives with, any Tax Return filed by the Seller or any of its Affiliates or predecessors on behalf of a Tax Consolidation Group or any related material;

(ii) nothing herein shall require either Party to disclose any information to the other if such disclosure would jeopardize any attorney-client or other legal privilege or contravene any applicable Law or fiduciary standards or obligations of confidentiality (it being understood that each Party shall cooperate in any reasonable efforts and requests for waivers that would enable otherwise required disclosure to the other Party to occur without so jeopardizing such privilege or contravening such Law); and

(iii) any disclosure permitted under this Section 6.13 will be subject to the respective Party’s confidentiality obligations hereunder and, if requested, the execution of customary workpaper access letters. Such records may be sought under this Section 6.13 for any reasonable business purpose, including to the extent reasonably required in connection with the audit, accounting, Tax, litigation, federal securities disclosure or other similar needs of the Party seeking such records (or of its direct or indirect equity holders); provided, that, any such access shall not unreasonably interfere with the conduct of the business of the disclosing Party or any of its Affiliates (including, with respect to the Purchaser Entities, the Target Group Entities post-Closing).

(d) Notwithstanding the foregoing, after the seventh (7th) anniversary of the Closing Date, any and all books and records (in any medium) may be altered, destroyed or disposed by a Party (the “Destroying Party”) if the Destroying Party sends to the other Party written notice of its intent to alter, destroy or dispose of such records, specifying in reasonable detail the contents of the records to be altered, destroyed or disposed; such records may then be altered, destroyed or disposed after the forty-fifth (45th) day following such notice unless the other Party notifies the Destroying Party that such other Party desires to obtain possession of such records, in which event the Destroying Party shall transfer the records to such requesting Party and such requesting Party shall pay all reasonable expenses of the Destroying Party in connection therewith.

Section 6.14 Separation of Business IT and Data. Prior to the Closing, the Parties shall agree to a plan for the transfer and hand-over of any Business IT and Data that is not already included in the assets of any Target Group Entity (“IT Separation Plan”). Except as may be otherwise agreed to under the Transition Services Agreement, the Purchaser Entities acknowledge and agree that the Seller’s sole obligation with respect to such Business IT and Data shall be to facilitate a “lift and shift”, i.e., the Seller will sell, transfer and hand-over the Business IT and Data in its “as-is” state (notwithstanding any of the Seller’s representations and warranties under this Agreement), at the Purchaser Entities’ sole cost and expense. The Seller shall not be obliged to perform any transformation activities or to set-up any new Business IT and Data. In particular, the Purchaser Entities shall be solely responsible for (x) the integration and migration of the Business IT and Data in its own IT environment (and any costs and expenses related thereto); (y) obtaining any required IT Systems contracts to operate the Business (and any costs and expenses related thereto, including any consent fees); and (z) the usability of the Business IT and Data in the Purchaser Entities’ systems and environment (and any costs and expenses related thereto).

Section 6.15 Deletion of Non-Transferred Software. Following the Closing Date, the Purchaser Entities shall not use and shall cause each of its Affiliates (including the Target Group Entities) not to use any (a) third-party software loaded on or (b) data stored on any IT equipment included in the assets of any Target Group Entity as of the Closing Date if such software or data, as applicable, is not licensed to the Purchaser Entities or their Affiliates (including the Target Group Entities) for use in connection with the Business, except as otherwise provided in the Transition Services Agreement. The Purchaser Entities shall, as soon as is reasonably practicable, and in no event later than thirty (30) days following the Closing, delete all such software and data and copies thereof from any of the IT equipment on which it is installed, except as otherwise provided in the Transition Services Agreement.

Section 6.16 Directors and Officers.

(a) From and after the Closing, the Purchaser Entities shall, and shall cause the Target Group Entities to, take all actions to provide for a period of no less than six (6) years following the Closing, on terms that are no less favorable, all rights to indemnification, expense advancement or reimbursement, exculpation and all other limitations on Liability currently existing in favor of any current or former managers, officers, directors, employees, Representatives and agents of any Target Group Entity (or their respective predecessors) (collectively, the “D&O Indemnitees”), as provided in the organizational documents of the Target Group Entities in effect on the date of this Agreement and set forth on Section 6.16(a) of the Seller Disclosure Letter, and the Purchaser Entities shall not, and shall not permit any Target Group Entity to, amend, repeal or modify any provision of such organizational documents relating to indemnification, expense, advancement or reimbursement, exculpation and all other limitations or Liability currently existing in favor of a D&O Indemnitee.

(b) Prior to the Closing Date, the Purchaser Entities shall purchase a six (6)-year prepaid “tail” directors’ and officers’ and fiduciary liability insurance policy for the Target Group Entities and their respective current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by or for the benefit of the Target Group Entities, such tail policy to provide coverage in an amount not less than the coverage existing on the day hereof and to have other terms not less favorable in the aggregate to the insured persons than the directors’ and officers’ and fiduciary liability insurance coverage maintained as of the day hereof by or for the benefit of the Target Group Entities with respect to claims arising from facts or events that occurred at or before the Closing Date; provided, however, that in no event shall the cost of any such tail policy exceed 300% of the aggregate annual premium most recently paid by the Seller. The Purchaser Entities shall cause the Target Group Entities to, and the Target Group Entities shall, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(c) In the event that the Target Group Entities or the Purchaser Entities or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the applicable Target Group Entity or the Purchaser Entities, as the case may be, shall succeed to the obligations set forth in this Section 6.16.

(d) The obligations of the Purchaser Entities under this Section 6.16 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnitee without the prior written consent of such affected D&O Indemnitee (it being expressly agreed that the D&O Indemnitees shall be third-party beneficiaries of this Section 6.16); provided, however, that notwithstanding the foregoing or anything to the contrary, the indemnification and related benefits described in this Section 6.16 shall not be available to any D&O Indemnitees, and the Target Group Entities shall have no obligation to indemnify any D&O Indemnitees, with respect to any Fraud perpetrated by such D&O Indemnitees.

Section 6.17 Pre-Closing Terminations. Except as expressly permitted by the terms of this Agreement or any Ancillary Agreement, the Seller shall, and shall cause each of the applicable Target Group Entities to, terminate all (a) Related Party Agreements and (b) Contracts set forth on Section 6.17 of the Seller Disclosure Letter (collectively, the “Terminated Contracts”), with such terminations to be effective as of no later than the Closing and without any further action being required by any Person following the Closing. The Seller shall deliver evidence, in a form reasonably acceptable to the Purchaser Entities, of all such terminations at or prior to the Closing. From and after the Closing, the Terminated Contracts shall have no further force and effect and no Target Group Entity, the Purchaser Entities or any of their respective Affiliates shall have any further Liabilities thereunder.

Section 6.18 Data Room. As soon as reasonably practicable following the Closing, and in any event, within ten (10) Business Days thereafter, the Seller shall deliver, or cause to be delivered, five (5) storage devices containing true, correct, and complete digital copies of all data and documentation contained within the VDR as of the open of business on the Closing Date to the Purchaser Entities.

Section 6.19 Exclusive Dealing. The Seller and the Target Group Entities agree that between the date of this Agreement and the earlier of the Closing and the termination of this Agreement in accordance with Section 11.01, each Target Group Entity and the Seller shall not, and the Seller and the Target Group Entities shall take all action necessary to ensure that none of their respective Affiliates or Representatives shall, take any action to directly or indirectly, (a) solicit, initiate, or accept any proposal or offer that constitutes an Acquisition Proposal or (b) participate in any discussions or negotiations regarding, or furnish to any other Person any information with respect to, any proposal that constitutes an Acquisition Proposal. For purposes of this Agreement, “Acquisition Proposal” means any offer or proposal by a third party other than the Purchaser Entities or any of their Affiliates for any of the following: (i) any direct or indirect acquisition or purchase of any portion of the Equity Interests of any Target Group Entity, or all or any substantial portion of the assets of any Target Group Entity, (ii) any merger, consolidation or other business combination relating to any Target Group Entity, (iii) any recapitalization or reorganization involving any Target Group Entity, or (iv) any equity, debt or financial investment in any Target Group Entity; provided that in no event shall any acquisition or purchase of, or tender offer for, any Equity Interests or debt securities issued by the Seller constitute an “Acquisition Proposal” for purposes of this Agreement. Promptly (but in any event within two Business Days) following the execution of this Agreement, the Seller and its Affiliates will instruct any third parties to return or destroy all confidential information of the Target Group Entities provided to such Persons and their Representatives and related parties in connection with such third parties’ consideration of an Acquisition Proposal prior to the date hereof.

Section 6.20 Insurance.

(a) The Purchaser Entities acknowledge and agree that, except for the insurance policies identified in Section 6.20(a) of the Seller Disclosure Letter (the “Insurance Policies”), all insurance coverage for the Business and the Target Group Entities under policies of the Seller or any of its Subsidiaries (including the Target Group Entities) shall terminate as of the Closing, and, following the Closing, no claims may be brought against any such policies of the Seller or any of its Subsidiaries (including the Target

Group Entities) related to the Target Group Entities or the Business, regardless of whether the events underlying such claim arose prior to or after the Closing.

(b) To the extent the Seller and its Affiliates maintain third party occurrence-based insurance policies for the benefit of the Target Group Entities covering certain Liabilities relating to claims arising out of acts, omissions, occurrences, facts or circumstances relating to the Business and the Target Group Entities that may exist or occur on or prior to the Closing Date (the “Insurance Coverage”), the Seller agrees to use reasonable best efforts to take any and all such actions as may be reasonably necessary (without incurring incremental expenses not reimbursed by the Purchaser Entities, commencing any litigation or offering or granting any material accommodation (financial or otherwise)) to, to the extent reasonably practicable (including considering the type of insurable interest in such risk and the nature of the policies) and at the Purchaser Entities’ sole expense, (i) maintain the Insurance Coverage after the Closing Date for the benefit of the Purchaser Entities and their Affiliates and (ii) not to voluntarily relinquish or terminate such Insurance Coverage, in each case (i) and (ii) for a maximum period of two (2) years following the Closing (the “Effective Period”). To the extent that any claim arising out of any act, omission, occurrence, fact or circumstance (solely to the extent) relating to the Business and the Target Group Entities and existing or occurring on or prior to Closing Date is made against any of the Purchaser Entities or any of their Affiliates within the Effective Period and the Insurance Coverage by its terms applies to such claim (any such claim, an “Insurance Coverage Claim”), the Seller shall, and shall cause its applicable Affiliate(s) to, upon the Purchaser Entities’ request, submit such Insurance Coverage Claim to the applicable insurer(s) under the respective insurance policies providing Insurance Coverage, and shall use its reasonable best efforts (without incurring incremental expenses not reimbursed by the Purchaser Entities, commencing any litigation or offering or granting any material accommodation (financial or otherwise)) to obtain the maximum recovery from the provider of the applicable Insurance Coverage. In addition, the Seller agrees to, and shall cause its applicable Affiliate(s) to, cooperate with the Purchaser Entities to make any benefits provided by the Insurance Coverage available to the Purchaser Entities and their applicable Affiliate(s) (subject to the terms and conditions of such Insurance Coverage) and continue, from and after the Closing Date for the duration of the Effective Period, to process such Insurance Coverage Claims in the Ordinary Course of Business in substantially the same manner as similar claims are processed as of the date hereof. In the event that (i) the Seller or any of its respective Affiliates receives any proceeds of the Insurance Coverage with respect to any Insurance Coverage Claims thereunder and (ii) such claim has been paid by any Purchaser Entity or any of their Affiliates, the Seller shall promptly remit, or cause to be remitted, the proceeds of the Insurance Coverage to the Purchaser Entities (net of any reasonable costs or expenses incurred by the Seller and its Affiliates in connection with such recovery, including any deductible or co-payment, and any increases in insurance premiums payable by the Seller and its Affiliates as a result of such recovery).

Section 6.21 Payoff Letters and Lien Releases. Seller shall obtain and deliver to the Purchaser Entities, at least one (1) Business Day prior to the Closing, customary payoff letters in connection with the repayment of all Material Indebtedness for Borrowed Money issued or incurred by any Target Group Entity that is (or is expected to be) outstanding immediately prior to the Closing on the Closing Date (collectively, the “Payoff Letters”), (a) specifying the amount owed to the holder of such Material Indebtedness for Borrowed Money to be paid at the Closing in order to pay in full all such Indebtedness for Borrowed Money (all such amounts, collectively, the “Debt Payoff Amounts”), (b) providing for the automatic release of any guarantees in respect of such Indebtedness for Borrowed Money and Liens upon the assets and properties of the Target Group Entities upon such holder’s receipt of the applicable Debt Payoff Amount, including the express authorization of such Target Group Entity (or its designee) to file UCC-3 termination statements, intellectual property security release documentation, control agreement terminations, as applicable, with regard to such holder and a return by such holder of any possessory collateral in its possession to the applicable Target Group Entity (or its designee) and (c) specifying the wire transfer instructions for such holder.

Section 6.22 Maximum Cash Amount. The Seller shall use commercially reasonable efforts to cause the Seller Entities and the Target Group Entities to distribute any Cash in in excess of the Maximum Cash Amount to the Seller prior to the Closing; provided that (i) nothing in this Section 6.22 shall limit the Purchaser

Entities obligation to pay for one hundred (100%) percent of Cash pursuant to Section 2.03 and (ii) the failure of Seller to distribute Cash in excess of the Maximum Cash Amount shall in no event result in or be deemed a failure of any of the conditions set forth in Section 9.01 or Section 9.02, as applicable, to be satisfied.

Section 6.23 Specified Contracts Transfer. The Seller and the Purchaser Entities shall use their respective reasonable best efforts to obtain, or cause to be obtained, written consents by the relevant counterparty to the transfer of each of the Specified Contracts, including all rights, claims and Liabilities thereunder, from Seller to a US Transferred Company. If any such consent is not obtained prior to the Closing, then from the Closing through the earlier of (i) such time as such consent is obtained and (ii) the first anniversary of the Closing, the Seller and the relevant US Transferred Company will put in place any arrangement reasonably acceptable to the Seller and the relevant US Transferred Company intended to both (1) provide the relevant US Transferred Company, to the fullest extent practicable, the claims, rights and benefits of the relevant Specified Contracts (including by means of any subcontracting, sublicensing or subleasing arrangement) as if the relevant US Transferred Company had been assigned the relevant Specified Contract at the Closing and (2) so long as the relevant US Transferred Company is provided with the benefits contemplated in subsection (1) herein, cause the Purchaser Entities to bear all Liabilities thereunder.

Section 6.24 Transition Matters. The Seller shall, prior to Closing, cooperate with the Purchaser Entities and use (and shall cause its Affiliates to use) its reasonable best efforts to take (or cause to be taken) those actions set forth on Section 6.24 of the Seller Disclosure Letter at its sole cost and expense as promptly as practicable after the date hereof, and in any event, prior to the Closing.

ARTICLE VII EMPLOYEE MATTERS

Section 7.01 Transfer of Business Employees.

(a) Transfer of Business Employees Prior to Closing. At least ten (10) Business Days prior to the Closing, the Seller shall transfer the employment of each Misaligned Business Employee (other than the Misaligned Business Employee whose name is marked with an asterisk in Section 1.01(e) of the Seller Disclosure Letter (the “Canadian Misaligned Employee”) to a Target Group Entity (each Business Employee employed by the Target Group Entities as of immediately prior to Closing and the Canadian Misaligned Employee, a “Transferred Business Employee”); provided that the Seller shall not be obligated to: (x) transfer, pursuant to this Section 7.01(a), any Misaligned Business Employee who refuses to provide consent or objects to such transfer (to the extent such consent or ability to object is required or permitted by applicable Law or by a Collective Bargaining Agreement); or (y) offer additional compensation to any Misaligned Business Employee in order to induce such Business Employee to consent to be transferred pursuant to this Section 7.01(a). Notwithstanding anything to the contrary set forth herein, any Transferred Business Employee based in the U.S. (“U.S. Transferred Business Employee”) who is on long-term disability as of the Closing (“Existing LT Disabled Employees”) shall remain on the Seller’s (or its Affiliates’) disability plans as of and after the Closing, pursuant to the terms of such plans. If any U.S. Transferred Business Employee who is on short-term disability as of the Closing (“Existing ST Disabled Employees,” together with Existing LT Disabled Employees, “Existing Disabled Employees”) applies (and qualifies) for long-term disability coverage on or after the Closing Date, such Existing ST Disabled Employee shall participate in the Seller’s (or the Seller’s or its Affiliates’) long-term disability plan following the Closing pursuant to the terms of such plan. Subject to compliance with applicable Law, the Purchaser Entities may terminate any Existing Disabled Employee (a) who was on short-term disability as of the Closing and does not qualify for long-term disability coverage under the Seller’s (or its Affiliates’) disability plans, if such Existing Disabled Employee does not return to work following the expiration of short-term disability coverage; or (b) who is receiving long-term disability coverage under the Seller’s (or its Affiliates’) long-term disability plans (either as of the Closing or commencing any time following the Closing), if such Existing Disabled Employee does not return to work by the earlier of (i) one (1) year from the date he or she commenced such long-term disability coverage and (ii) the date he or she ceases to be covered by the Seller’s long-term disability plan. Any termination related costs or Liabilities resulting from any such termination (whether severance pay, benefits or otherwise) shall be exclusively borne by the Seller and its Affiliates; provided that the Purchaser Entities shall bear any such termination costs or Liabilities related to wrongful termination or any actions taken by the Purchaser in violation of applicable Laws. The Purchaser Entities will be responsible for all expenses related to short-term disability coverage (i.e., salary continuation costs) incurred by any Existing Disabled Employee during the post-Closing period.

(b) Canadian Misaligned Employee. The Purchaser Entities shall use commercially reasonable efforts to engage the services of the Canadian Misaligned Employee by contracting with a professional employer organization to offer employment to the Canadian Misaligned Employee as of the Closing and the Purchaser Entities shall be deemed to satisfy its obligations in this Article VII with respect to the Canadian Misaligned Employee if it uses commercially reasonably efforts to cause such professional employer organization to satisfy such obligations.

(c) No Separation, Termination or Severance of Employment Intended. Unless otherwise set forth in this Agreement, each of the Seller and the Purchaser Entities intend that the transactions contemplated by this Agreement should not constitute a separation, termination or severance of employment of any Transferred Business Employee prior to or upon the occurrence of the Closing Date, including for purposes of any Assumed Benefit Plan that provides for separation, termination or severance benefits, and that such Transferred Business Employees will have continuous and uninterrupted employment immediately before and immediately after the Closing Date, and the Seller and the Purchaser Entities shall, and shall cause their respective Affiliates to, comply with any requirements under applicable Law to ensure the same.

Section 7.02 Benefit Plans. Effective as of the Closing Date, each Business Employee shall cease all active participation in and accrual of benefits under the Benefit Plans that are not Assumed Benefit Plans (the “Retained Benefit Plans”). The Seller shall retain sponsorship of and shall retain all Liabilities under the Retained Benefit Plans, whether arising before, on or after the Closing and the Purchaser Entities and their Affiliates shall not assume sponsorship of, contribute to or maintain the Retained Benefit Plans. Effective as of the Closing Date, the Purchaser Entities shall use commercially reasonable efforts to assume and honor in accordance with their existing terms the Assumed Benefit Plans, and shall be solely responsible for, and shall assume and indemnify and hold harmless the Seller and its Affiliates against, all Liabilities under the Assumed Benefit Plans, whether arising before, on or after the Closing, and the Seller shall not sponsor, contribute to or maintain, or have any Liability with respect to, the Assumed Benefit Plans.

Section 7.03 Comparability. For the period of twelve (12) months following the Closing Date (the “Continuation Period”), the Purchaser Entities shall provide each Transferred Business Employee during his or her employment with the Purchaser Entities or their Affiliates (and, with respect to any compensation or benefits that apply following a termination of employment, the applicable period thereafter) with: (a) annual base salary or wages and target cash annual incentive compensation opportunities (excluding any Excluded Compensation and Benefits) that are no less than favorable in the aggregate than those provided to such Transferred Business Employee immediately prior to the Closing Date; and (b) health and welfare benefits (excluding any Excluded Compensation and Benefits) that are not less favorable to such Transferred Business Employee than those health and welfare benefits (excluding any Excluded Compensation and Benefits) provided to such Transferred Business Employee immediately prior to the Closing Date. For purposes of this Section 7.03 “Excluded Compensation and Benefits” shall mean any equity or equity-based compensation, severance, defined benefit, deferred compensation, retiree health or welfare, long-term incentive, change in control, retention or other similar compensation or benefits.

Section 7.04 Severance. The Purchaser Entities shall be solely responsible for, and shall indemnify and hold harmless the Seller from, all Liabilities that may result in respect of claims for statutory, contractual or common Law severance or other separation benefits or other legally mandated payment obligations (including claims for wrongful dismissal, notice of termination of employment or pay in lieu of notice), together with the employer-paid portion of any employment or payroll Taxes related thereto, arising out of, relating to or in connection with a Purchaser Entity’s termination of employment of any Transferred Business Employee after 12:01 A.M. on the Closing Date.

Section 7.05 Allocation of Employment Liabilities. Effective from and after the Closing Date, the Purchaser Entities shall, and shall cause their Affiliates to, be responsible for any and all Liabilities or obligations (i) with respect to any Transferred Business Employee or Former Business Employee, whether arising prior to, on or after the Closing Date (provided, however, that nothing in this Section 7.05 shall be deemed to modify, amend or waive the Purchaser Entities’ rights pursuant to Section 6.01); and (ii) with respect to any Misaligned Business Employee, but only to the extent arising on or after the Closing Date (in each case ((i) and (ii)), except for Liabilities expressly retained by the Seller under any Retained Benefit Plans); provided that any severance liabilities for Former Business Employees shall be paid for by the Seller.

Section 7.06 Service Credit. From and after the Closing, the Purchaser Entities shall give or cause to be given to each Transferred Business Employee full credit for all purposes (including for purposes of eligibility to participate or receive benefits, vesting, benefit accrual, level of benefits and early retirement subsidies and including for purposes of severance, vacation/paid time off, layoff and similar benefits and for any purposes as may be required under applicable Law), other than for benefit accrual purposes under any defined benefit pension plan, under each employee benefit plan, program or arrangement established or maintained by the Purchaser Entities under which Transferred Business Employees are eligible to participate on or after the Closing for service accrued or deemed accrued on or prior to the Closing with the Seller, any of its Affiliates or any predecessor thereof to the same extent that such credit was recognized by the Seller or its Affiliates under comparable Benefit Plans immediately prior to the Closing; provided, however, that such credit need not be provided to the extent that such credit would result in any duplication of benefits for the same period of service.

Section 7.07 401(k) Plan.

(a) Effective not later than the Closing Date, US Bidco shall have in effect one or more defined contribution plans that include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (and a related trust exempt from tax under Section 501(a) of the Code) (as applicable, the “Purchaser 401(k) Plan”). US Bidco shall use commercially reasonable efforts to allow each Business Employee participating in a Benefit Plan that is a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (a “Seller 401(k) Plan”) immediately prior to the Closing Date to become a participant in the corresponding Purchaser 401(k) Plan as of the Closing Date in accordance with the terms of the Purchaser 401(k) Plan.

(b) US Bidco shall use commercially reasonable efforts to cause the Purchaser 401(k) Plan to allow each Business Employee to make a “direct rollover” to the Purchaser 401(k) Plan of the account balances of such Business Employee (including promissory notes evidencing any outstanding loans) under the Seller 401(k) Plan in which such Business Employee participated prior to the Closing if such Seller 401(k) Plan permits such a direct rollover and if such direct rollover is elected in accordance with applicable Law by such Business Employee. The rollovers described herein shall comply with applicable Law, and each Party shall make all filings and take any actions required of such Party under applicable Law in connection therewith.

Section 7.08 Pre-Existing Conditions/Copayment Credit. With respect to each welfare benefit plan, program or arrangement maintained, sponsored or contributed to by the Purchaser Entities after the Closing (collectively, the “Purchaser Welfare Benefit Plans”) in which any Transferred Business Employee or spouse or dependent thereof may be eligible to participate on or after the Closing, the Purchaser Entities shall use commercially reasonable efforts to: (a) waive, or cause its Affiliates or insurance carrier to waive, all limitations as to preexisting conditions, actively-at-work requirements, exclusions and waiting periods, if any, with respect to participation and coverage requirements applicable to each Transferred Business Employee or spouse or dependent thereof, and any other restrictions, under such Purchaser Welfare Benefit Plan, to the same extent satisfied or waived under a comparable Benefit Plan; and (b) provide or cause its Affiliates to provide full credit to each Transferred Business Employee or spouse or dependent thereof for any co-payments, deductibles, out-of-pocket expenses and for any lifetime maximums paid by such Transferred Business Employee or spouse or dependent thereof under the comparable Benefit Plan during the relevant plan year the Closing occurs; provided, however, that such credit need not be provided to the extent that such credit would result in any duplication of benefits for the same period of service.

Section 7.09 Closing-Year Bonuses. US Bidco or its designee shall pay annual bonuses to the Transferred Business Employees with respect to 2025 in accordance with the terms of the applicable Benefit Plans.

Section 7.10 Vacation. For purposes of determining the number of vacation or annual leave days to which each Transferred Business Employee shall be entitled following the Closing, the Purchaser Entities shall assume and honor all vacation or annual leave days accrued or earned but not yet taken by such

Transferred Business Employee as of the Closing Date to the extent included within the definition of Working Capital.

Section 7.11 COBRA. The Seller shall be solely responsible for compliance with the requirements of Section 4980B of the Code and Part 6 of Subtitle I of ERISA, including the provision of continuation coverage (within the meaning of the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) of 1986), with respect to all Business Employees for whom a qualifying event (within the meaning of COBRA) occurs at any time prior to the Closing Date. The Purchaser Entities shall be responsible for compliance with such health care continuation requirements with respect to all Business Employees and their beneficiaries for whom a qualifying event occurs on or after the Closing Date (including qualifying events that occur in connection with the transactions contemplated by this Agreement).

Section 7.12 WARN Act and Other Notices. The Purchaser Entities shall not take any action during the ninety (90)-day period following the Closing with respect to the Business Employees that would result in liability for the Seller under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws of the United States (collectively, the “WARN Act”) and, whether standing alone or when aggregated with applicable pre-Closing employee layoffs.

Section 7.13 Immigration Compliance. From and after the date hereof and following the Closing, the Seller Entities and the Purchaser Entities shall, or shall cause their applicable Affiliate to, cooperate in good faith to take such action as is necessary to process and support visa, residence permit, green card or similar applications in respect of Business Employees as of the Closing Date.

Section 7.14 Communications. Prior to the Closing, any employee notices or communication materials (including website postings) from the Purchaser Entities or their Affiliates to the Business Employees, including notices or communication materials with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement or employment thereafter, shall be subject to the prior review and approval of the Seller.

Section 7.15 Collective Bargaining Agreements. The Parties acknowledge and agree that each Target Group Entity that is party to or bound by a Collective Bargaining Agreement as of immediately prior to the Closing will remain party to or bound by such Collective Bargaining Agreement, and responsible for all liabilities of the Target Group Entities thereunder, including with respect to the obligation to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA) provided therein. Subject to applicable Law, the Purchaser Entities agrees that as of and following the Closing Date, the Purchaser Entities shall recognize the Employee Representatives that are representing the Transferred Business Employees as of immediately prior to the Closing as the representatives of the Transferred Business Employees and shall apply the Collective Bargaining Agreements applicable to the Transferred Business Employees, in each case, to the same extent that the Seller recognized such Employee Representatives and applied such Collective Bargaining Agreements as of immediately prior to the Closing.

Section 7.16 Employee Matters Cooperation. The Parties shall, prior to and after Closing, cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to take (or cause to be taken) those actions to be taken by them in order to obtain any governmental approvals required hereunder or to fulfill any obligations to inform and consult the applicable Employee Representatives, in each case with respect to the transactions contemplated by this Agreement.

Section 7.17 No Third-Party Beneficiaries; No Guarantee of Employment. Notwithstanding anything in this Article VII to the contrary, nothing contained herein, whether express or implied, shall be treated as an establishment, amendment or other modification of any Benefit Plan or any employee benefit plan of the Purchaser Entities or any of their Affiliates, or shall limit the right of the Purchaser Entities or any of their Affiliates to amend, terminate or otherwise modify any Assumed Benefit Plan or other employee benefit plan following the Closing Date. The Seller and the Purchaser Entities acknowledge and agree that all provisions contained in this Article VII are included for their sole benefit, and that nothing in this Article VII, whether express or implied, shall create any third party beneficiary or other rights: (a) in any other Person, including any Business Employee, Former Business Employee, any participant in any Benefit Plan or employee benefit plan of the Purchaser Entities or any of their Affiliates, or any dependent or beneficiary thereof; or (b) to continued employment with the Purchaser Entities or any of their Affiliates or to any particular term or condition of employment.

Section 7.18 Employee Data Protection. “Seller Personal Data” includes any Personal Information that: (a) is obtained by the Purchaser Entities or their Affiliates from the Seller or any of its Affiliates or Representatives; (b) pertains to the personnel of the Seller or its Affiliates; or (c) is created by the Purchaser Entities or their Affiliates based on any of the foregoing (a) or (b). The Purchaser Entities shall, and shall cause its Affiliates to, comply with all applicable Laws regarding the collection, maintenance, use, sharing, security, and processing of Seller Personal Data, including: (i) compliance with any applicable requirements to notify, or obtain consent from, the data subject for processing of the data after the Closing Date; and (ii) taking any other steps necessary to ensure compliance with applicable Laws, including the execution of any separate agreements with the Seller or its Affiliates to facilitate the lawful processing of Seller Personal Data (such agreements to be executed before or after the Closing Date, as necessary). The Purchaser Entities shall, and shall cause its Affiliates to, share and otherwise process Seller Personal Data only on a need-to-know basis, only in compliance with applicable Laws and with Seller’s and its Affiliates’ published policies and notices applicable to the Seller Personal Data, and only to the extent necessary to effectuate the transactions contemplated under this Agreement or the Seller’s or its Affiliates’ further written instructions. The Purchaser Entities and their Affiliates shall use reasonable technical and organizational measures to ensure the security and confidentiality of the Seller Personal Data in order to prevent, among other things, accidental, unauthorized or unlawful destruction, modification, disclosure, access or loss. The Purchaser Entities agree that, before the Closing Date, neither the Purchaser Entities nor their Affiliates shall disclose any Seller Personal Data to third parties without the express written approval of the Seller, unless required by applicable Law, in which case it shall promptly notify the Seller of such disclosure, unless prohibited from doing so by applicable Law. The Purchaser Entities or one of their Affiliates shall, within 48 hours, inform the Seller of any breach of this Section 7.18, unless prohibited from doing so by applicable Law.

ARTICLE VIII

TAX MATTERS

Section 8.01 Transfer Taxes. All Transfer Taxes imposed by any Tax Authority, regardless of the Person on whom such Taxes are imposed, resulting from this Agreement and/or the acquisition of the Transferred Company Shares hereunder shall be economically borne 50% by the Purchaser Entities and 50% by the Seller. The Purchaser Entities shall be responsible for the timely settlement of any Transfer Taxes with the relevant Tax Authority and filing of any Tax Return relating to Transfer Taxes, except to the extent that the Seller is responsible for the filing of any such Tax Return under applicable Law. If either party pays or is refunded Transfer Taxes, and the economic burden or benefit of such payment or refund has not previously been taken into account in adjusting the Purchase Price, the parties shall make appropriate adjustments with any necessary payment to be made within 5 Business Days of written request. The Seller and the

Purchaser Entities shall reasonably cooperate with the other party in relation to any such Tax Returns and, subject to the other terms of this Agreement, shall take any action reasonably requested by such other party that does not cause it to incur any cost or material inconvenience in order to minimize Transfer Taxes.

Section 8.02 VAT.

(a) All sums payable under or pursuant to this Agreement are (unless expressly stated otherwise) exclusive of any applicable VAT. Where, under or pursuant to this Agreement, any party (the “Supplier”) makes a supply to any other party (the “Recipient”) for VAT purposes and the Supplier or an Affiliate of the Supplier is required to account for VAT in respect of that supply, the Recipient shall, subject to the receipt of a valid VAT invoice, pay to the Supplier an amount equal to such VAT in addition to any other consideration for that supply. Such payment shall be made within ten (10) Business Days of demand or, if later, at the same time as any such consideration is payable.

(b) If any party (the “Paying Party”) is required by this Agreement to reimburse another party (the “Payee Party”) for any cost, the Paying Party shall also reimburse the Payee Party for any VAT incurred by the Payee Party (or any of its Affiliates) in respect of that cost, except to the extent that the Payee Party (or its Affiliate) is entitled to relief in respect of that VAT.

Section 8.03 Tax Characterization of Adjustments. The Seller and the Purchaser Entities agree to treat all payments made either to or for the benefit of the other following the Closing (including any indemnification payments made under this Agreement) as adjustments to the Purchase Price for all Tax purposes, and that such treatment shall govern for purposes hereof, except as otherwise required by applicable Law.

Section 8.04 Tax Returns.

(a) After the Closing Date, the Purchaser Entities shall ensure that the Target Group Entities prepare and file all Tax Returns which relate to a Pre-Closing Tax Period or Straddle Period when due, and prepare and file all claims, elections, surrenders, disclaimers, notices, consents and other relevant filings for the purposes of Tax (“Tax Documents”) which relate to a Pre-Closing Tax Period or Straddle Period, provided that, in both cases, the Purchaser Entities shall procure that such Tax Returns and Tax Documents shall be prepared on a basis consistent with the manner in which any Target Group Entity’s Tax Returns and Tax Documents were prepared for Pre-Closing Tax Periods, unless (and then only to the extent) prohibited by Law.

(b) Any Tax Return (for the avoidance of doubt including any amendment or withdrawal of a previous filing) relating to a Pre-Closing Tax Period or Straddle Period but only to the extent that such Tax Return could reasonably be expected to impact the Tax position or a Liability for Taxes of the Seller or its Affiliates (other than a Target Group Entity) (a “Seller Tax Return”) shall be subject to the review and consent of the Seller. The Purchaser Entities shall ensure that no such Seller Tax Return is submitted to any Tax Authority without prior written approval of the Seller, such approval not to be unreasonably withheld, conditioned or delayed. The Purchaser Entities shall ensure that any Seller Tax Return to be reviewed and approved by the Seller will be sent to the Seller no later than forty-five (45) Business Days prior to the applicable filing deadline of the relevant Seller Tax Return and that all Taxes payable under such Seller Tax Return are paid in a timely manner. The Seller shall be deemed to have given its consent to any such Seller Tax Return furnished to the Seller in a timely manner for review if the Seller has not provided any comment with respect to the respective Seller Tax Return to the Purchaser Entities or the relevant Target Group Entity within thirty (30) Business Days following the receipt of the respective Seller Tax Return. If the Parties fail to reach an agreement on the content of a Seller Tax Return, the respective Seller Tax Return shall be filed according to the instructions of the Seller.

(c) On the Closing Date, the Purchaser Entities shall cause each Target Group Entity to conduct its business in the ordinary course in substantially the same manner as currently conducted and on the Closing Date shall not permit any Target Group Entity to effect any extraordinary transactions (other than any such transactions expressly required by applicable Law or by this Agreement) that could result in Liability for Taxes to any Target Group Entity in excess of any Liability for Taxes associated with the conduct of its business in the ordinary course.

Section 8.05 Allocation of Taxes. All Taxes levied with respect to the Target Group Entities, its business or its assets for any Straddle Period shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period, as follows:

(a) in the case of any such Taxes other than Taxes based upon or related to income or receipts, the portion allocable to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period; and

(b) in the case of any such Tax based upon or related to income or receipts, the portion allocable to the Pre-Closing Tax Period shall be deemed equal to the amount which would be payable if the relevant Straddle Period ended on the Closing Date.

Section 8.06 Tax Information and Cooperation. Until the third (3rd) anniversary of the Closing Date, the Seller and the Purchaser Entities shall provide each other with such cooperation and information as any of them reasonably may request of the other in filing any Tax Return, Tax Document, amended return or claim for refund, determining a Liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes in relation to the Target Group Entities or their sale to the Purchaser Entities under this Agreement; provided, however, that the Seller shall be under no obligation to disclose any Tax Return filed by the Seller or any of its Affiliates or predecessors on behalf of a Tax Consolidation Group or any related material. Any information obtained under this Section 8.06 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

Section 8.07 UK Group Relief Surrenders. Subject to the following provisions of this Section 8.07, UK Bidco shall procure that the UK tax resident Target Group Entities shall, in respect of any Pre-Closing Tax Period make, give or enter into such claims, elections, surrenders, determinations, notices, consents or other applicable filings (whether unconditional or conditional, whether or not forming part of any other return or other document, whether provisional or final, and including amendments to or withdrawals of earlier claims, elections, surrenders, determinations, notices, consents or other filings, whether or not made before or after Closing) as the Seller shall direct in connection with any Surrender by or to the Seller or any of its Affiliates to or by (as the case may be) any of the Target Group Entities, or by or to a Target Group Entity to or by another Target Group Entity. No payment shall be made in respect of any such Surrender by or to the Seller or any of its Affiliates to or by any of the Target Group Entities except to the extent set out in the following provisions of this Section 8.07.

(a) If and to the extent that: (i) either (A) any Target Group Entity or (B) the Seller or any of its Affiliates, has paid Corporation Tax and a Surrender effected pursuant to Section 8.07 or any Surrender effected prior to Closing has the effect of causing a repayment after Closing of some or all of that Tax (with or without interest); (ii) a provision for Corporation Tax is made in the Closing Statement, and a Surrender has the effect of discharging all or part of the liability represented by that provision; or (iii) a provision for payment in respect of a Surrender to UK Bidco is made in the Closing Statement, save for the circumstance described in (i)(B) above, UK Bidco shall procure that a payment shall be made in respect of any such Surrender to the Seller or its surrendering Affiliate by such Target Group Entity concerned or, in respect of (i)(B) only, the Seller shall procure that a payment shall be made in respect of any such Surrender to UK Bidco by the Seller or its relevant Affiliate.

(b) The amount of any such payment as is referred to in Section 8.07(a) shall be equal to: (i) in a case where Section 8.07(a)(i) applies, the amount of Corporation Tax so repaid (together with any repayment supplement or interest), less any amount of such repayment (or repayment supplement or interest) the right to which was included as an asset in the Closing Statement, and less Tax suffered on such interest; (ii) in a case where Section 8.07(a)(ii) applies, the amount of Corporation Tax saved as a result of the relevant Surrender, up to a maximum of the amount in respect of which provision is made in the Closing Statement; or (iii) in a case where Section 8.07(a)(iii) applies, the amount in respect of which provision is made in the Closing Statement.

(c) Any payment under Section 8.07(b) shall be made: (i) in a case where Section 8.07(a)(i) applies, on the date two (2) Business Days after the date on which such repayment is received, or would be received but for being offset by some other Tax Liability; or (ii) in a case where Section 8.07(a)(ii) or (iii) applies, on the later of the date on which such tax would have become due and payable (or if such date is not a Business Day, the next following Business Day), and five Business Days after the date on which notice is given by the Seller to UK Bidco of such Surrender.

(d) If a payment is made under Section 8.07(b) and the Surrender to which it relates is subsequently determined to have been invalid or ineffective to any extent, then the payment so made (or so much of it as relates to such part of the Surrender found to be invalid or ineffective) shall be refunded as soon as practicable thereafter, together with interest from the date of payment until the date of the refund at the rate or rates applicable during such period by His Majesty’s Revenue and Customs to underpayments of Corporation Tax.

(e) The parties shall procure that, except as provided in the foregoing provisions of this Section 8.07, no payment in respect of any Surrender shall be made or repaid by or to the Seller or any Affiliate to or by any of the Target Group Entities after Closing, except as may be required by law or (in the case of a repayment) to the extent required (as specified by the Seller or UK Bidco, acting reasonably) to ensure that a payment previously made is not taxable. In the event that any payment or repayment is in fact made by or to a member of the Seller or any of its Affiliates to or by any of the Target Group Entities after Closing, otherwise than as provided in the foregoing provisions of this Section 8.07, then: (i) if such amount is received by a Target Group Entity, UK Transferred Company will promptly pay an equivalent amount to the Seller Entity which sold the UK Transferring Company; and (ii) if such amount is received by the Seller or an Affiliate, the Seller will procure that the Seller Entity which sold the UK Transferred Company promptly pays an equivalent amount to UK Bidco, in each case by way of adjustment to the consideration for the Transferred Subsidiary Shares in the UK Transferred Company.

Section 8.08 UK Corporate Interest Restriction.

(a) In this Section 8.08:

(i) “CIR” means the provisions contained in part 10 of and schedule 7A to Taxation (International and Other Provisions) Act 2010 and referred to as the Corporate Interest Restriction.

(ii) “Expected CIR Impact” means allocations of interest restrictions and interest reactivations and (so far as relevant and available) elections for CIR purposes in a manner that shall so far as possible be consistent with the approach adopted in accounting periods ended on or before Closing.

(iii) “Relevant CIR Period” means each period of account of the Seller’s CIR Group at any time during which any Target Group Entity is a member of that group for CIR purposes.

(iv) “Seller Reporting Company” means the reporting company appointed in respect of the Seller’s CIR Group for the Relevant CIR Period in question.

(v) “Seller’s CIR Group” means the worldwide group the ultimate parent of which is Leggett & Platt, Incorporated, being the worldwide group of which the Target Group Entities were members for CIR purposes prior to Closing.

Expressions used in the CIR and not otherwise defined in this Section 8.08 shall have the same meanings in this Section.

(b) The Purchaser Entities agree to procure that each Target Group Entity that is a UK group company: (i) takes any step requested by the Seller to appoint Pullmaflex International Limited, or such other entity as the Seller may notify to UK Bidco from time to time, as the reporting company of the Seller’s CIR Group in respect of any Relevant CIR Period, including (where required to permit such an appointment) revoking any earlier appointment; (ii) takes no step to revoke the appointment of any Seller Reporting Company unless requested by the Seller; and (iii) is and shall remain a consenting company in respect of each Relevant CIR Period.

(c) Without prejudice to the generality of Section 8.06, the Purchaser Entities shall provide or shall procure that the Target Group Entities provide any information in respect of the Target Group Entities that is: (i) required to enable the Seller Reporting Company to complete the interest restriction return required to be submitted by it in respect of any Relevant CIR Period and to keep and maintain all records required for CIR purposes; (ii) required to correct any information previously provided to the Seller Reporting Company that is relevant for CIR purposes, including anything affecting a Target Group Entity that could require the Seller Reporting Company to submit a revised interest restriction return; or (iii) reasonably requested by the Seller Reporting Company in order to determine whether to make or revoke any election, to determine how any allocation should be made or to determine whether or on what basis to submit a revised interest restriction return. Information required hereunder shall be provided no later than nine months after the end of the Relevant CIR Period, or if later (where (ii) applies) one month after such Target Group Entity becomes aware of the new information or (where (iii) applies) one month after the date of the request.

(d) The Seller shall procure that the Seller Reporting Company: (i) promptly notifies the Purchaser Entities if it becomes aware that the actual impact of the CIR on any Target Group Entity for a Relevant CIR Period is likely to differ from the Expected CIR Impact; (ii) promptly complies with its obligations under CIR to provide copies of any interest restriction return submitted in respect of a Relevant CIR Period and any closure notice in respect of any such return; and (iii) promptly notifies UK Bidco of any correction of or enquiry into such a return, and so far as it may affect any Target Group Entity shall keep the Purchaser Entities informed of the issues raised by and progress of any such enquiry.

(e) The Parties agree that any allocation of expense, income or other amounts of the Target Group Entities required for CIR purposes in respect of the Straddle Period shall be made by reference to the Closing Statement.

(f) The Seller will procure that the Seller Reporting Company makes allocations of interest restrictions and interest reactivations for CIR purposes in a manner that shall so far as possible be consistent with the approach assumed to be adopted in the Closing Statement.

Section 8.09 Withholding. All sums payable under this Agreement shall be paid free and clear of all deductions or withholdings except only as required by Law.

ARTICLE IX

CONDITIONS TO CLOSING

Section 9.01 Conditions to Obligations of the Seller. The obligation of the Seller to consummate the Acquisition shall be subject to the satisfaction or, if permitted by applicable Law, waiver by the Seller, at or prior to the Closing, of each of the following conditions:

(a) (i) The representations and warranties of the Purchaser Entities in Article V shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date (other than those representations and warranties that are made as of a specified date, in which case, such representations and warranties shall be true and correct as of such date), in each case, disregarding all qualifications or limitations as to “materiality” or any similar qualifications therein, except where the failure of such representations and warranties to be true and correct would not reasonably be expected to prevent or materially impair or delay the Purchaser Entities from performing their obligations under this Agreement or from consummating the transactions contemplated hereby; and (ii) the Seller shall have received a certificate signed by a duly authorized officer of each of the Purchaser Entities to such effect.

(b) The covenants, obligations and agreements contained in this Agreement to be complied with by the Purchaser Entities at or before the Closing shall have been complied with in all material respects, and the Seller shall have received a certificate signed by a duly authorized officer of each of the Purchaser Entities to such effect.

(c) The waiting periods or clearances required under the Foreign Investment Laws in the jurisdictions set forth on Section 9.01(c) of the Seller Disclosure Letter shall have expired or been terminated or otherwise obtained.

(d) No Law shall have been enacted, entered or promulgated, and no Governmental Order shall have been issued by any court or other Governmental Authority of competent jurisdiction, that remains in effect and that enjoins or otherwise prohibits the consummation of the Closing.

(e) On or prior to the Closing Date, the Purchaser Entities will have delivered all agreements, instruments and documents required to be delivered by the Purchaser Entities pursuant to Section 2.05(b).

Section 9.02 Conditions to Obligations of the Purchaser Entities. The obligation of the Purchaser Entities to consummate the Acquisition shall be subject to the satisfaction or, if permitted by applicable Law, waiver by the Purchaser Entities, at or prior to the Closing, of each of the following conditions:

(a) (i) The representations and warranties of the Seller in Section 3.02, Section 3.03(i), Section 4.02(a) and Section 4.02(b) shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on and as of the Closing Date, (ii) the representations and warranties of the Seller in Section 4.10(a) shall be true and correct as of the Closing Date as though made on and as of the Closing Date, disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” or any similar qualifications therein, except where the failure of such representations and warranties to be true and correct would not be material to the Business as a whole, (iii) the Fundamental Representations (other than the representations and warranties of the Seller in Section 3.02, Section 3.03(i), Section 4.02(a), Section 4.02(b) and Section 4.10(a)) shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (other than those Fundamental Representations (other than the representations and warranties of the Seller in Section 3.02, Section 3.03(i), Section 4.02(a), Section 4.02(b) and Section 4.10(a)) that are made as of a specified date, in which case, such Fundamental Representations, other than the representations and warranties of the Seller in Section 3.02, Section 3.03(i), Section 4.02(a), Section 4.02(b) and Section 4.10(a), shall be true and correct in all material respects as of such date), in each case, disregarding all qualifications as to “materiality”, “Material Adverse Effect” or any similar qualifications therein; (iv) the representations and warranties of the Seller in Article III and Article IV (other than the Fundamental Representations) shall be true and correct as of the Closing Date as though made on and as of the Closing Date (other than those representations and warranties that are made as of a specified date, in which case, such representations and warranties shall be true and correct as of such date), in each case, disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” or any similar qualifications therein, except where the failure of such representations and warranties to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (v) the Purchaser Entities shall have received a certificate signed by a duly authorized officer of the Seller to such effect.

(b) The covenants, obligations and agreements contained in this Agreement to be complied with by the Seller at or before the Closing shall have been complied with in all material respects, and the Purchaser Entities shall have received a certificate signed by a duly authorized officer of the Seller to such effect.

(c) Since the date of this Agreement, there shall not have occurred and be continuing a Material Adverse Effect, and the Purchaser Entities shall have received a certificate signed by a duly authorized officer of the Seller to such effect.

(d) The waiting periods or clearances required under the Foreign Investment Laws in the jurisdictions set forth on Section 9.01(c) of the Seller Disclosure Letter shall have expired or been terminated or otherwise obtained.

(e) No Law shall have been enacted, entered or promulgated, and no Governmental Order shall have been issued by any court or other Governmental Authority of competent jurisdiction, that remains in effect and that enjoins or otherwise prohibits the consummation of the Closing.

(f) On or prior to the Closing Date, the Seller Entities and the Target Group Entities will have delivered all agreements, instruments and documents required to be delivered by the Seller Entities and the Target Group Entities pursuant to Section 2.05(a).

(g) The Restrictive Covenant Agreement shall be in full force and effect and shall not have been rescinded, terminated, amended, waived, or otherwise modified by the Seller.

Section 9.03 Frustration of Closing Conditions. None of the Purchaser Entities nor the Seller may rely on the failure of any condition set forth in Section 9.01 or Section 9.02, as the case may be, if such failure was proximately caused by such Party’s failure to comply with any provision of this Agreement.

ARTICLE X

SURVIVAL; RECOVERY AND INDEMNIFICATION

Section 10.01 Non-Survival of Representations, Warranties and Covenants. The representations, warranties, covenants and agreements of the Parties set forth in this Agreement and in any certificate delivered pursuant to this Agreement shall, absent Fraud, terminate and expire as of, and shall not survive, the Closing, except that the covenants and agreements of the Parties set forth in this Agreement to be performed or complied with after the Closing that by their terms survive the consummation of the Closing shall so survive the consummation of the Closing in accordance with their respective terms.

ARTICLE XI

TERMINATION

Section 11.01 Termination. This Agreement may be terminated at any time prior to the Closing as follows:

(a) by the mutual written consent of the Seller and the Purchaser Entities;

(b) by either the Seller or the Purchaser Entities, upon prior written notice to the other Parties, if the Closing shall not have occurred on or prior to October 2, 2025 (the “Outside Date”); provided that (i) if on the Outside Date any of the conditions in Section 9.01(c) and Section 9.02(d) or Section 9.01(d) and Section 9.02(e) (to the extent relating to the matters set forth in Section 9.01(c) and Section 9.02(d)) shall not have been satisfied but all other conditions set forth in Article IX shall have been satisfied or waived (other than those conditions which by their nature are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the Outside Date shall be automatically extended to December 2, 2025 and such date shall become the Outside Date for purposes of this Agreement, and (ii) the right to terminate this Agreement pursuant to this Section 11.01(b) shall not be available to any Party whose material breach of this Agreement was the proximate cause for the Closing not to occur on or prior to the Outside Date;

(c) by the Seller or the Purchaser Entities, upon prior written notice to the Seller or the Purchaser Entities, as applicable, if any applicable Governmental Authority shall have enacted, entered, issued, promulgated or enforced any Law or Governmental Order which restrains, enjoins or otherwise prohibits the Acquisition and such Law or Governmental Order shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 11.01(c) shall not be available to any Party who is in breach of Section 6.04(b) at the time of such termination;

(d) by the Purchaser Entities, if the Seller shall have materially breached or failed to perform or to comply with any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform: (i) in the aggregate would result or would reasonably expect to result in a failure of a condition set forth in Section 9.02(a) or Section 9.02(b); and (ii) if capable of being cured, is not cured by the earlier of: (A) three (3) Business Days prior to the Outside Date; and (B) thirty (30) days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and the Purchaser Entities’ intention to terminate this Agreement if such breach or failure is not cured) from the Purchaser Entities of such breach or failure; provided that the Purchaser Entities shall not have the right to terminate this Agreement pursuant to this Section 11.01(e) if any of them is then in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement;

(e) by the Seller, if the Purchaser Entities shall have materially breached or failed to perform or to comply with any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform: (i) in the aggregate would result or would reasonably expect to result in a failure of a condition set forth in Section 9.01(a) or Section 9.01(b); and (ii) if capable of being cured, is not cured by the earlier of: (A) three (3) Business Days prior to the Outside Date; and (B) thirty (30) days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and the Seller’s intention to terminate this Agreement if such breach or failure is not cured) from the Seller of such breach or failure; provided that the Seller shall not have the right to terminate this Agreement pursuant to this Section 11.01(d) if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement; or

(f) by the Seller, if: (i) all of the conditions set forth in Section 9.02 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and which are, at the time of termination, capable of being satisfied at such time and would be satisfied if the Closing were to occur at such time); (ii) the Seller has irrevocably confirmed to the Purchaser Entities in writing that (A) all conditions set forth in Section 9.01 have been and remain satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or are waived, and (B) it is ready, willing and able to consummate the Closing; (iii) the Closing shall not have occurred on the date that the Closing is required to occur pursuant to Section 2.04; and (iv) the Purchaser Entities fail to consummate the Closing within two (2) Business Days following the Purchaser Entities’ receipt of such notice (and the Seller stood ready, willing and able to consummate the Closing during such two (2) Business Day period).

Section 11.02 Effect of Termination; Reverse Termination Fee.

(a) In the event of termination of this Agreement in accordance with Section 11.01: (a) this Agreement shall be null and void and of no further force and effect, except that this Section 11.02, Section 6.03(a), Section 6.09(c), Article XII and the Confidentiality Agreement shall survive any such termination in accordance with its terms (and, to the extent applicable, in the event that the Confidentiality Agreement automatically terminated upon entering into this Agreement, such termination will be automatically negated as a result of the termination of this Agreement); and (b) except as set forth in this Section 11.02, no Party shall have any further Liability for violations of this Agreement that occurred prior to such termination other than Liability for Fraud or any Willful Breach that occurred prior to such termination.

(b)

In the event this Agreement is validly terminated: pursuant to Section 11.01(e) or Section 11.01(f) or pursuant to Section 11.01(b) or Section 11.01(c), if (and only if), at the time of either such termination, the Seller would have been entitled to terminate this Agreement pursuant to Section 11.01(e) or Section 11.01(f), then the Purchaser Entities shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay or cause to be paid by wire transfer of immediately available funds to an account designated by the Seller, an amount equal to $14,250,000 (the “Reverse Termination Fee”).

(c) If this Agreement is terminated pursuant to Section 11.01, the Seller’s receipt of the Reverse Termination Fee (to the extent payable pursuant to Section 11.02(b)) and any amounts due pursuant to Section 6.09(c) and the Collection Costs will be the sole and exclusive remedy of the Seller against the Purchaser Entities and Debt Financing Sources for any money damages in respect of this Agreement. Notwithstanding anything to the contrary provided in this Agreement or in any Ancillary Agreement, if the Purchaser Entities fail to effect the Closing or otherwise breach this Agreement or fail to perform hereunder (in any case, whether willfully, intentionally, unintentionally, by Willful Breach or otherwise) when required to do so, then, other than in the case of Fraud, except for the Seller’s rights under Section 12.14 to require the Purchaser Entities to specifically perform their obligations under this Agreement (solely to the extent permitted by Section 12.14), the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Seller and the other Seller Parties against the Purchaser Entities, the Equity Providers, the other Purchaser Parties and the Debt Financing Parties in respect of this Agreement and the transactions contemplated hereby shall be the Seller’s right to terminate this Agreement in accordance with Section 11.01 and receive payment of the Reverse Termination Fee (to the extent payable pursuant to Section 11.02(b)), any amounts due pursuant to Section 6.09(c) and the Collection Costs, in each case to the extent payable hereunder, and upon payment of such amounts by the Purchaser Entities (or the Equity Providers pursuant to the Limited Guarantee), the Purchaser Entities shall have no further liability or obligation relating to or arising out of this Agreement, or, except for the Confidentiality Agreement, any contract or other obligation executed in connection herewith (including the Ancillary Agreements, the Financing and the Commitment Letters) or any of the transactions contemplated hereby or thereby. Except with respect to the Seller’s rights under this Section 11.02 to receive the Reverse Termination Fee, any amounts due pursuant to Section 6.09(c) and the Collection Costs to the extent payable hereunder and as expressly set forth in the Limited Guarantee to seek payment of such amounts from the Equity Providers subject to the terms thereof, upon the termination of this Agreement for any reason, the Seller shall thereafter not be entitled to bring and shall in no event support, facilitate, initiate or participate in (or permit any of the other Seller Parties to support, facilitate, initiate or participate in) any Action or claim, or encourage or take any action or bring any Action or claim (in each case under any legal theory, whether sounding in law (whether for breach of contract, in tort or otherwise) or in equity), other than opposing the bringing of any such Action or claim, against the Purchaser Entities, the Equity Providers or any of the other Purchaser Parties with respect to, arising out of, relating to or in connection with the failure of the Closing to occur or for a breach or failure to perform hereunder, under the Financing or Commitment Letters or otherwise (in any case, whether willfully, intentionally, unintentionally, by Willful Breach or otherwise), and the Seller shall cause any such Action or claim pending as of any termination of this Agreement to be dismissed with prejudice as promptly as practicable after such termination. For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, other than the right to receive payment of the Reverse Termination Fee, any amounts due pursuant to Section 6.09(c) and Collection Costs in the event payable hereunder, under no circumstances will the Seller or any other Seller Party be entitled to any monetary damages or other monetary remedies or any recovery or award or any damages of any kind (including damages for the loss of the benefit of the bargain, opportunity cost, loss of premium, time value of money or otherwise, or any consequential, special, expectancy, indirect or punitive damages) for any losses, damages or liabilities suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder (in any case, whether willfully, intentionally, unintentionally, by Willful Breach or otherwise) or for any representation made or alleged to have been made in connection herewith, and Purchaser Entities’ and the other Purchaser Parties’ maximum aggregate liability in connection with the this Agreement and the transactions contemplated hereby shall not in any case exceed an amount equal to the Reverse Termination Fee, any amounts due pursuant to Section 6.09(c) and the Collection Costs (the “Purchaser Liability Cap”). In the event that the Reverse Termination Fee becomes payable pursuant to Section 11.02(b), the receipt of the Reverse Termination Fee by the Seller shall not be deemed a penalty, but shall be deemed to be liquidated damages for any and all Losses suffered or incurred by the Seller in a reasonable amount having regard to the efforts and resources expended by the Seller and its Representatives and the opportunities foregone by the Seller while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Closing, which amount would otherwise be impossible to calculate with precision. In no event shall the Purchaser Entities be obligated to pay the Reverse Termination Fee on more than one occasion. Notwithstanding the foregoing, nothing herein shall require the Seller to accept the Reverse Termination Fee in the absence of the Seller’s termination of this Agreement pursuant to Section 11.01, or to forgo its right to obtain specific performance pursuant to Section 12.14 prior to termination. The Seller shall not be entitled to both obtain specific performance to cause the Closing to occur pursuant to Section 12.14 and also receive the Reverse Termination Fee. The Purchaser Parties are express third party beneficiaries of this Section 11.02(c) and may enforce the provisions of this Section 11.02(c) against the parties to this Agreement and the other Seller Parties.

(d) The Parties acknowledge that the agreements contained in this Section 11.02 are an integral part of this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, subject to the terms and conditions of the Limited Guarantee, if the Purchaser Entities fail to promptly pay the Reverse Termination Fee when due, and, in order to obtain such payment, the Seller commences an Action that results in a judgment against the Purchaser Entities for the Reverse Termination Fee or any portion thereof, the Purchaser Entities will pay to the Seller (i) the amount of the Seller’s reasonable and documented out-of-pocket fees, costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action and (ii) interest on the amount of the Reverse Termination Fee at an annual rate of the Prime Rate as published by the Wall Street Journal on the date payment of the Reverse Termination Fee was required if an Action results in a judgment against the Purchaser Parties for the Reverse Termination Fee, on the date such payment was required to be made through the date of the payment; provided that the Purchaser Entities’ obligation under the foregoing clauses (i) and (ii) shall not exceed a maximum amount equal to $3,750,000 (such amounts described in the foregoing clauses (i) and (ii) collectively, the “Collection Costs”).

ARTICLE XII

GENERAL PROVISIONS

Section 12.01 Waiver. The Parties may: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant to this Agreement; or (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby. Any failure to assert, or delay in the assertion of, rights under this Agreement, or to require the performance of any provision under this Agreement, shall not constitute a waiver of those rights except as set forth in Section 6.01, and no single or partial exercise of any rights under this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 12.02 Expenses.

(a) Except as otherwise provided in this Agreement or the Ancillary Agreements, the Parties shall bear their respective direct and indirect costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated hereby.

(b) Unless otherwise indicated, all currency amounts stated in this Agreement are stated in U.S. dollars, and all payments required under this Agreement shall be paid in U.S. dollars by wire transfer of immediately available funds.

Section 12.03 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed effectively given or made: (a) upon personal delivery to the party to be notified; (b) one (1) day after deposit with an internationally recognized by overnight courier service (freight prepaid, specifying next-day delivery, with written verification of receipt); (c) when sent by email transmission (so long as confirmation of transmission is electronically or mechanically generated and no “bounceback” message or other automatically generated electronic indicator of non-delivery is received by the sender) if sent to the addresses set forth below for such recipient; or (d) five (5) days after having been sent by registered or certified mail (postage prepaid, return receipt requested) to the respective Persons at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 12.03):

(a) if to the Seller:

Leggett & Platt, Incorporated

1 Leggett Road

Carthage, MO 64836

Attention: General Counsel

Email: legal@leggett.com

with a copy, which shall not constitute notice, to:

Freshfields US LLP

3 World Trade Center

New York, NY 10007

Attention: Paul K. Humphreys

Email: paul.humphreys@freshfields.com

(b) if to the Purchaser Entities or the Target Group Entities (after the Closing):

c/o Tinicum Incorporated

Attention: William Shockley; Gabriel Yuen

800 Third Avenue, 40th Floor

New York, NY 10022

Email: WShockley@tinicum.com; GYuen@tinicum.com

with a copy, which shall not constitute notice, to:

Goodwin Procter LLP

Attention: John LeClaire; Chris Wilson; Lindsay Reed

100 Northern Avenue

Boston, MA 02210

Email: jleclaire@goodwinlaw.com; cwilson@goodwinlaw.com;

lreed@goodwinlaw.com

Section 12.04 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 12.05 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the substance of the transactions contemplated hereby is not fundamentally changed. If a final judgment of any Governmental Authority declares any term or provision of this Agreement to be invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 12.06 Entire Agreement. This Agreement (including the Seller Disclosure Letter), together with the Ancillary Agreements and the Confidentiality Agreement, all of which are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement, constitutes the entire agreement of the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the Seller and the Purchaser Entities with respect to the subject matter hereof and thereof in any way. The Parties further acknowledge and agree that prior drafts of this Agreement (including the Seller Disclosure Letter), together with the Ancillary Agreements and the other agreements and documents contemplated hereby and thereby will not be deemed to provide any evidence as to the meaning of any provision hereof or the intent of the Parties with respect hereto and prior drafts will be deemed to be the joint work product of the Parties. The Parties have voluntarily agreed to define their rights, liabilities and obligations regarding the transactions contemplated by this Agreement exclusively in contract pursuant to and subject to the express terms and provisions of this Agreement; and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement (except as required by Law). Furthermore, the Parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations; all Parties specifically acknowledge that no Party has any special relationship with another Party that would justify any expectation beyond that of an ordinary purchaser and an ordinary seller in an arm’s-length transaction.

Section 12.07 Electronic Delivery. This Agreement, any Ancillary Agreement, and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent delivered by means of a DocuSign or electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto or to any such agreement or instrument will raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense related to lack of authenticity.

Section 12.08 Assignment. Neither Party may transfer any of its rights or obligations hereunder, without the prior written consent of the other Party; provided, that, (i) the Purchaser Entities are permitted to assign, as collateral security for their respective obligations under any secured debt financing, their respective rights (but not obligations) under this Agreement to one or more secured creditors (or any agent or trustee of such secured creditors) and (ii) France Bidco is permitted to assign or otherwise transfer, by any means, its rights and obligations under this Agreement to any Person that is an Affiliate of all Purchaser Entities and such Person shall become a party to this Agreement; provided, further, that (a) it will inform in writing the Seller of any such assignment at any time prior to the date that is five (5) Business Days prior to the Closing Date, (b) any such assignee has to remain an Affiliate of all Purchaser Entities until after the Closing, (c) neither Seller nor any of its Affiliates shall have any greater Liability under this Agreement or any Ancillary Agreement as a result of such assignment than if such assignment had never occurred and (d) France Bidco shall remain jointly and severally liable for all its Liabilities under this Agreement and any Ancillary Agreement. Any assignment or transfer in violation of this Section 12.08 shall be null and void.

Section 12.09 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their permitted assigns; provided, that, each of the Parties, on behalf of itself and each of its controlled Affiliates, agrees that in the case of Section 6.16, the D&O Indemnitees, in the case of Section 11.02(c), the Purchaser Parties, in the case of Section 12.15, the Seller Counsel, and, in the case of Section 11.02(c), Section 12.08 (Assignment), Section 12.10 (Amendment), Section 12.11 (Governing Law, Submission to Jurisdiction), Section 12.13 (Waiver of Jury Trial), and Section 12.19 (Debt Financing Parties), the Debt Financing Parties (solely to the extent such section apply to the Debt Financing Parties), shall be express third-party beneficiaries of, and may enforce, such applicable Sections, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 12.10 Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by each of the Parties; provided that, each of the Parties agrees that Section 12.08 (Assignment), Section 12.10 (Amendment), Section 12.11 (Governing Law, Submission to Jurisdiction), Section 12.13 (Waiver of Jury Trial), and Section 12.19 (Debt Financing Parties) shall not be amended in any way materially adverse to the Debt Financing Parties without the prior written consent of the Debt Financing Sources.

Section 12.11 Governing Law; Submission to Jurisdiction.

(a) This Agreement and all matters, controversies, disputes, or Actions arising out of or relating to this Agreement and the negotiation, execution or performance of this Agreement or any of the transactions contemplated hereby, including all rights of the Parties (whether in contract, tort, common or statutory Law, equity or otherwise) in connection therewith, shall be interpreted, construed and governed by and in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

(b) To the fullest extent permitted by applicable Law, each Party: (i) agrees that any Action by such Party seeking any relief whatsoever arising out of, relating to or in connection with, this Agreement, the Acquisition or the transactions contemplated hereby or thereby shall be brought only in the Court of Chancery of the State of Delaware, and only if such court lacks subject matter jurisdiction, any other state or federal court sitting in the city of Wilmington, Delaware, and any appellate court therefrom; (ii) agrees to submit to the exclusive jurisdiction of such courts for purposes of all legal proceedings arising out of, or in connection with, this Agreement, the Acquisition or the transactions contemplated hereby or thereby; (iii) waives and agrees not to assert any objection that it may now or hereafter have to the laying of the venue of any such Action brought in such a court or any claim that any such Action brought in such a court has been brought in an inconvenient forum; (iv) agrees that mailing of process or other papers in connection with any such Action in the manner provided in Section 12.03 or any other manner as may be permitted by Law shall be valid and sufficient service thereof; and (v) agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. The preceding sentence shall not limit the jurisdiction of the Accounting Firm set forth in Section 2.03(c), although claims may be asserted in such courts described in the preceding sentence for purposes of enforcing the jurisdiction and judgments of the Accounting Firm.

Section 12.12 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by email or other electronic means (including portable document format) shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 12.13 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR IN EQUITY WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ACQUISITION OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. EACH PARTY: (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) MAKES THIS WAIVER UNCONDITIONALLY; AND (D) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION  12.13.

Section 12.14 Enforcement.

(a) Irreparable damage would occur in the event that any covenant or provision herein were not to be performed in accordance with its terms. Accordingly, each Party shall be entitled to one or more injunctions to prevent any breach of any such covenant and to enforce specifically this Agreement in the courts set forth in Section 12.11(b), in addition to any other remedy to which such Party is expressly entitled at Law or in equity pursuant to the terms of this Agreement. Each Party hereby waives the defense in any such suit that the other Party has an adequate remedy at Law, and hereby waives any requirement to post any bond or other credit support or security in connection with obtaining such relief.

(b) Notwithstanding Section 12.14(a), the Seller shall be entitled to specific performance of the Purchaser Entities’ obligations hereunder to cause the Equity Financing to be funded and to consummate the Closing solely in the event that: (A) all conditions in Section 9.02 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, provided they are capable of being satisfied, and would be satisfied, if the Closing were to occur in accordance with the terms of this Agreement); (B) the Seller has irrevocably confirmed to the Purchaser Entities in writing that (1) all conditions set forth in Section 9.01 have been and remain satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or that it would be willing to waive any unsatisfied conditions in Section 9.01, and (2) if specific performance or any other equitable remedy is granted, it is ready, willing and able to consummate the Closing on such date and at all times during the two (2) Business Day period immediately following the Purchaser Entities’ receipt of such notice; (C) the Closing shall not have occurred on the date that the Closing is required to occur pursuant to Section 2.04 or in the two (2) Business Day period following receipt by the Purchaser Entities of such irrevocable written notice from the Seller (and the Seller stood ready, willing and able to consummate the Closing during such period); and (D) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing.

(c) For the avoidance of doubt, the Seller shall be entitled to pursue both a grant of specific performance in accordance with this Section 12.14 and the payment of the Reverse Termination Fee and Collection Costs pursuant to Section 11.02(b), but shall not be entitled to receive both a grant of specific performance pursuant to which the Purchaser Entities are required to consummate the Closing and the Reverse Termination Fee.

(d) If, prior to the Closing, a Party brings an Action to enforce specifically the performance of the terms and provisions of this Agreement (other than an Action to enforce specifically any provision that expressly survives termination of this Agreement) when expressly available to such Party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended to the later of: (i) the twentieth (20th) Business Day following the resolution of such Action; or (ii) such other time period established by the court presiding over such Action.

(e) Notwithstanding the foregoing or anything in this Agreement or elsewhere to the contrary, nothing shall be deemed a waiver of, or limit or preclude any rights, remedies or claims for, Fraud or any recovery therefore.

Section 12.15 Retention of Counsel. From and after the Closing, in any dispute or Action arising under or in connection with this Agreement, any of the Ancillary Agreements or any of the transactions contemplated hereby or thereby, the Seller, together with all of its Affiliates and representatives from and after the Closing and the respective successors and assigns of the Seller and such Affiliates and representatives (collectively, the “Seller Parties”), shall have the right, at their election, to retain the firm of Freshfields LLP and Freshfields US LLP or any other external or internal counsel or legal department of the Seller or any of its Subsidiaries that has advised the Seller or any Target Group Entity in connection with this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby (collectively, the “Seller Counsel”) to represent it in such matter, and the Purchaser Entities hereby irrevocably waives any objection and consents, and shall cause the Target Group Entities and each of its and their respective Affiliates to irrevocably waive any objection and consent, on its own behalf and on behalf of its successors and assigns, to any such representation in any such matter and the communication by any Seller Counsel to the Seller Parties in connection with any such representation of any fact known to any Seller Counsel arising by reason of such counsel’s prior representation of the Seller Parties, any Target Group Entity and their respective Affiliates and Representatives. The Purchaser Entities hereby irrevocably acknowledge and agree, and shall cause the Target Group Entities and each of its and their respective Affiliates to irrevocably acknowledge and agree, on its own behalf and on behalf of its successors and assigns, that all attorney-client privileged communications between the Target Group Entities and their respective Representatives and Seller Counsel made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or Action arising under or in connection with, this Agreement, any Ancillary Agreement or any of the transactions contemplated hereby or thereby (the “Privileged Deal Communications”), which, immediately prior to the Closing, would be deemed to be privileged communications between the Target Group Entities and Seller Counsel and would not be subject to disclosure to the Purchaser Entities in connection with any process relating to a dispute arising under or in connection with, this Agreement, any Ancillary Agreement, any of the transactions contemplated hereby or thereby, or otherwise, shall, from and after the Closing, be deemed to be privileged communications between, and shall belong solely to, the Seller Parties and the Seller Counsel and neither the Purchaser Entities, the Target Group Entities nor any other Person acting or purporting to act on behalf of or through any of them shall, from and after the Closing, attempt to access, or possess (including by virtue of the transactions contemplated by this Agreement or any of the Ancillary Agreements) any right of access to, any Privileged Deal Communications between the Seller Counsel and any of the Target Group Entities and their respective Representatives or otherwise seek to obtain the same by any process, including in each case on the grounds that the privilege attaching to any Privileged Deal Communications belongs to any Person other than the Seller Parties. Other than as explicitly set forth in this Section 12.15, the Parties acknowledge that any attorney-client, attorney work product, common interest, joint defense and any other available privilege attaching as a result of legal counsel representing any Target Group Entity prior to the Closing shall survive the Closing and continue to be a privilege of any Target Group Entity, as applicable, and not the Seller Parties, after the Closing. Notwithstanding anything to the contrary in this Section 12.15, in the event that a dispute arises following the Closing between the Purchaser Entities and any of their Affiliates, on the one hand, and any third-party who is not a Party and not affiliated with, employed by or otherwise a

Representative of the Seller or its Subsidiaries, on the other hand: (a) the Target Group Entities may assert the attorney-client privilege to prevent disclosure of the Privileged Deal Communications to such third-party; and (b) the Seller shall not waive its privilege retained hereunder in connection with such dispute with such third-party without the prior written consent of the Purchaser Entities.

Section 12.16 No Presumption. The Parties agree that this Agreement was negotiated fairly between them at arms’ length and that the final terms of this Agreement are the product of the Parties’ negotiations. Each Party represents and warrants that it has sought and received legal counsel of its own choosing with regard to the contents of this Agreement and the rights and obligations affected hereby. The Parties agree that this Agreement shall be deemed to have been jointly and equally drafted by them, and that the provisions of this Agreement therefore should not be construed against a Party or Parties on the grounds that the Party or Parties drafted or was more responsible for drafting the provisions.

Section 12.17 Interpretation.

(a) The table of contents, articles, titles, and headings to Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. Except as otherwise indicated, all references in this Agreement to “Articles”, “Sections” and “Exhibits” are intended to refer to Articles and Sections of this Agreement and Exhibits to this Agreement. The Seller Disclosure Letter and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Any capitalized terms used in the Seller Disclosure Letter, any Exhibit or any Ancillary Agreement but not otherwise defined therein shall be defined as set forth in this Agreement unless the context otherwise requires. Notwithstanding any other provision in this Agreement to the contrary, in the event and to the extent that there shall be a conflict between the provisions of this Agreement and the provisions of any Ancillary Agreement, the provisions of this Agreement shall control (unless the Ancillary Agreement expressly provides otherwise).

(b) For purposes of this Agreement: (i) “include”, “includes” or “including” shall be deemed to be followed by “without limitation”; (ii) “hereof”, “herein”, “hereby”, “hereto” and “hereunder” shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) “extent” in the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if”; (iv) “Dollars” and “$” shall mean United States Dollars; (v) “EUR” and “€” shall mean European Union Euros; (vi) the singular includes the plural and vice versa; (vii) reference to a gender includes the other gender; (viii) “any” shall mean “any and all”; (ix) “or” is used in the disjunctive sense of “and/or” and not intended to be exclusive unless expressly indicative otherwise; (x) reference to any agreement, document or instrument means such agreement, document or instrument as amended, supplemented, modified and in effect from time to time in accordance with its terms; (xi) reference to any Law means such Law as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder; (xii) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; (xiii) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”; (xiv) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; (xv) references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of the date of the execution and delivery of this Agreement”; (xvi) where this Agreement states that a Party “shall,” “will” or “must” perform in some manner or otherwise act or omit to act, it denotes a directive, and not an option, and means the Party is legally obligated to do so in accordance with this Agreement; and (xvii) accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP.

(c) Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Seller Disclosure Letter is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Seller Disclosure Letter is or is not material for purposes of this Agreement.

(d) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against either Party. The Parties have participated jointly in the negotiation and drafting of this Agreement with the benefit of competent legal representation and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring either Party by virtue of the authorship of any provisions hereof.

(e) References to any document or information having been “made available” by the Seller to the Purchaser Entities shall include the Seller or its Representatives having posted such document or information to the VDR or otherwise having made a copy of such document or information available (electronically or otherwise) at least one (1) Business Day prior to the date hereof and remained continuously accessible to the Purchaser Entities and their Representatives through the date of this Agreement.

(f) Each Section of the Seller Disclosure Letter qualifies, and constitutes disclosure for purposes of: (i) the correspondingly numbered Section of this Agreement; and (ii) any other Section of this Agreement to the extent it is reasonably apparent on the face of such disclosure contained in such Section of the Seller Disclosure Letter that such disclosure is applicable, relevant or responsive to such other Section of this Agreement; provided, however, that nothing in the Seller Disclosure Letter shall be adequate to disclose an exception to a representation or warranty made in this Agreement unless such Section of the Seller Disclosure Letter identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be adequate to disclose an exception to a representation or warranty made in this Agreement unless the representation or warranty has to do with the existence of the document or other item itself. The inclusion of any information, matter or document disclosed or referenced in, or attached to, the Seller Disclosure Letter shall not: (A) be used as a basis for interpreting the terms “material”, “Material Adverse Effect” or other similar terms in this Agreement or to establish a standard of materiality; (B) represent a determination that such item or matter did not arise in the Ordinary Course of Business; (C) be deemed or interpreted to expand the scope of the Seller’s respective representations and warranties, obligations, covenants, conditions or agreements contained herein; or (D) constitute, or be deemed to constitute, an admission of Liability to a third-party regarding such matter.

Section 12.18 Releases. From and after the Closing, (a) the Purchaser Entities, on behalf of themselves and their Affiliates predecessors, successors and assigns (including, as of immediately following the Closing, the Target Group Entities) (each, a “Releasing Purchaser Person”), hereby release and forever discharge the Seller and each of its Affiliates, successors, assigns, former, current or future direct or indirect stockholders, equity holders, controlling persons, portfolio companies, directors, officers, employees, incorporators, managers, members, trustees, general or limited partners, agents, attorneys or other Representatives (in each case, solely in their capacities as such) (each, a “Released Seller Person”) from all Actions, debts, demands, covenants, torts, damages and any and all claims, defenses, offsets, judgments, demands and Liabilities whatsoever, of every name and nature (including, claims for damages, costs, expense, and attorneys’, brokers’ and accountants’ fees and expenses), both at Law and in equity, known or unknown, suspected or unsuspected, accrued or unaccrued, unanticipated as well as anticipated, that have been or could have been asserted against any Released Seller Person, that any Releasing Purchaser Person has or ever had, that arises out of or in any way relates to events, facts, circumstances or actions occurring, existing or taken prior to or as of the Closing Date in respect of matters relating to the Target Group Entities or the Business (collectively, the “Purchaser Released Claims”), and hereby irrevocably agree to refrain from directly or indirectly asserting any claim or demand or commencing (or causing to be commenced) any Action of any kind, in any court or before any Governmental Authority, against any Released Seller Person based upon any Purchaser Released Claim; provided, however, that the Releasing Purchaser Person expressly do not release their rights and interests with respect to D&O Indemnitees that are employees of a Target Group Entity, in respect of theft, conversion, embezzlement, misappropriation of funds, or any intentional wrongdoing involving any Target Group Entity, in each case of this proviso unless and to the extent the relevant D&O Indemnitee, in respect of such right or interest, has recourse under statutory Law or contractual arrangements against a Releasing Seller Person, in which case this clause (a) shall operate as a release and full discharge of such rights and interests; and (b) for and in consideration of the Base Purchase Price to be received by the Seller pursuant to this Agreement, from and after the Closing the Seller, on behalf of itself and its Affiliates, predecessors, successors and assigns (each, a “Releasing Seller Person”), hereby releases and forever fully, irrevocably and unconditionally discharges the Purchaser Entities and each of their Affiliates (including, as of immediately following the Closing, the Target Group Entities), successors, assigns, former, current or future direct or indirect stockholders, equity holders, controlling persons, portfolio companies, directors, officers, employees, incorporators, managers, members, trustees, general or limited partners, agents, attorneys or other Representatives (in each case, solely in their capacities as such) (each, a “Released Purchaser Person”) from all Actions, debts, demands, covenants, torts, damages and any and all claims, defenses, offsets, judgments, demands and Liabilities whatsoever, of every name and nature (including, claims for damages, costs, expense, and attorneys’, brokers’ and accountants’ fees and expenses), both at Law and in equity, known or unknown, suspected or unsuspected, accrued or unaccrued, unanticipated as well as anticipated, that have been or could have been asserted against any Released Purchaser Person, that any Releasing Seller Person has or ever had, that arises out of or in any way relates to events, facts, circumstances or actions occurring, existing or taken prior to or as of the Closing Date in respect of matters relating to the Target Group Entities or the Business (collectively, the “Seller Released Claims”), and hereby irrevocably agree to refrain from directly or indirectly asserting any claim or demand or commencing (or causing to be commenced) any Action of any kind, in any court or before any Governmental Authority, against any Released Purchaser Person based upon any Seller Released Claim; except that nothing in clause (a) or clause (b) of this Section 12.18 applies to or shall constitute a release of any rights or obligations to the extent arising (x) under this Agreement, any Ancillary Agreement or any certificate or other instrument delivered by or on behalf of either Party pursuant to this Agreement or (y) in respect of Fraud.

Section 12.19 Debt Financing Parties. Notwithstanding anything to the contrary in this Agreement, each of the Seller and the Purchaser Entities, on behalf of themselves, their respective Subsidiaries and each of their respective controlled Affiliates, hereby: (a) agrees that any Action, whether in Law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Parties, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York and any appellate court thereof and irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court; (b) agrees that any such Action shall be governed by the Laws of the State of New York without giving effect to any choice or conflict of Law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of New York, except as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Debt Financing; (c) except as specifically set forth in the documents relating to the Debt Financing, agrees not to bring or support or permit any of its Affiliates to bring or support any Action of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against any

Debt Financing Party in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions or the performance of any services thereunder in any forum other than the United States District Court for the Southern District of New York or the Supreme Court of the State of New York sitting in the Borough of Manhattan, and any appellate court therefrom; (d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court; (e) agrees that service of process upon such Party, its Subsidiaries or its controlled Affiliates in any such Action shall be effective if notice is given in accordance with this Agreement; (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any Action brought against the Debt Financing Parties in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions or the performance of any services thereunder; (g) agrees that none of the Debt Financing Parties will have any Liability to the Seller or any of its Subsidiaries or any of their respective Affiliates or Representatives (in each case, other than the Purchaser Entities or their respective Subsidiaries) relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions or the performance of any services thereunder, whether in Law or in equity, whether in contract or in tort or otherwise, and the Seller (on behalf of itself and its Subsidiaries and Affiliates) agrees not to commence any Action or proceeding against any Debt Financing Party with respect to the foregoing (and in furtherance and not in limitation of the foregoing, agrees that no Debt Financing Party shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature); and (h) agrees that the Debt Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 12.19, and that such provisions (or any of the defined terms used herein or any other provision of this Agreement to the extent a modification, waiver or termination of such defined term or provision would modify the substance of this Section 12.19) shall not be amended in any way adverse to the Debt Financing Parties without the prior written consent of the Debt Financing Sources (and any such amendment, waiver or other modification without such prior written consent shall be null and void). For purposes of this Agreement, “Debt Financing Parties” shall mean, collectively, each Debt Financing Source, together with its respective Affiliates and its respective Affiliates’ officers, directors, employees, partners, controlling persons, advisors, attorneys, agents and representatives and their respective successors and assigns, in their capacities as such; provided that neither the Purchaser Entities nor any Affiliate of the Purchaser Entities shall be a Debt Financing Party.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

PURCHASER ENTITIES:

FLOW INTERMEDIATE II, LLC

By:	/s/ William Shockley
Name:	William Shockley
Title:	President

FLOW UK HOLDCO LIMITED

By:	/s/ Gabriel Yuen
Name:	Gabriel Yuen
Title:	Authorized Signatory

SELLER:

LEGGETT & PLATT, INCORPORATED

By:	/s/ Ryan Kleiboeker
Name:	Ryan Kleiboeker
Title:	Executive Vice President - Chief Strategic Planning Officer

[Signature Page to Share Purchase Agreement]

Exhibit A

TRANSITION SERVICES AGREEMENT

This Transition Services Agreement (this “Agreement”) dated this [●] day of [●], 2025 (the “Effective Date”), is entered into by and between Leggett & Platt, Incorporated, a Missouri corporation (“Seller”), and Flow Intermediate II, LLC, a Delaware limited liability company (“US Bidco”). Each of Seller, on the one hand, and US Bidco, on the other, is a “party” and collectively, the “parties”.

RECITALS:

WHEREAS, Purchaser Entities have acquired all equity interests in the Target Group Entities pursuant to the Share Purchase Agreement, dated as of April 2, 2025 (the “Purchase Agreement”) by and among Seller and the Purchaser Entities. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Purchase Agreement, unless the context requires otherwise; and

WHEREAS, in connection with the transactions contemplated by the Purchase Agreement, US Bidco desires that Seller perform, and Seller has agreed to perform, certain transitional services relating to the Business for the Target Group Entities on the terms and conditions set forth herein.

NOW THEREFORE, for and in consideration of the mutual promises and covenants of the parties contained in this Agreement and the Purchase Agreement, the parties agree to the following:

1.	Transition Services.

(a)

During the Term (as defined below), Seller will perform, or, subject to Section 1(b) and Section 7(a), cause to perform, each of the transition services described on Schedule 1 (collectively the “Transition Services,” and each, a “Transition Service”) on the terms and conditions set forth herein to the Target Group Entities, in each case, solely for the operation of the Business.

(b)

Seller shall provide the Transition Services directly, through any of its Affiliates, or through one or more reasonably qualified third parties engaged by Seller to provide Transition Services in accordance with the terms of this Agreement (each such third party, a “Third-Party Service Provider”); provided, however, that Seller shall, in all cases, be and remain liable for (i) the performance of the Transition Services and (ii) compliance with the terms of this Agreement by any such Affiliate or Third-Party Service Provider; provided, further, that if the use of such Third-Party Service Provider for the applicable Transition Service is inconsistent with the past practices of the Business during the 12-month period prior to the date hereof, then Seller shall use the same degree of care (but no less than reasonable care) in selecting and engaging each such Third-Party Service Provider as it would if such Third-Party Service Provider was being retained to provide similar services to Seller; provided, further, that US Bidco shall additionally have the option to terminate the Transition Services for which such Third-Party Service Provider has been engaged and, upon termination of such Transition Services under this Agreement, directly or indirectly engage such Third-Party Service Provider, only if (A) in accordance with Section 2(b)(ii), US BidCo assumes responsibility for reimbursing Seller for any Early Termination Costs (as defined in Section 2(b)(ii)) and (B) following termination of such Transition Services, Seller shall be discharged from its obligations to provide such terminated Transition Services and any other obligations under this Agreement in connection therewith. Notwithstanding the contents of Schedule 1, during the first sixty (60) days of the Term, Seller agrees to respond in good faith to any reasonable requests by US Bidco or a Target Group Entity to provide any additional services that were provided to the Business in the twelve (12) month period prior to the Effective Date, which are reasonably necessary for the operation of the Business and which are not currently contemplated in Schedule 1, and subject at all times to Section 7(c), in each case, at a mutually agreed price and for a commercially reasonable period to be agreed upon after good faith negotiations between the Parties and, if so agreed, promptly following such agreement, the Parties shall amend Schedule 1 to reflect such agreement.

(c)

US Bidco acknowledges and understands that the Transition Services provided hereunder are transitional in nature and are furnished by Seller solely for the purpose of facilitating the sale and operation of the Business, for a limited period of time after the Closing. Immediately after the Closing Date, Purchaser Entities shall take reasonable steps to transition and migrate off the Transition Services, at Purchaser Entities’ sole cost and expense.

(d)

At the Closing, the parties shall execute a form of intellectual property assignment to transfer the “parts data manager” to the relevant Target Group Entity on terms and conditions set forth on Schedule 5 hereto.

2.	Term.

(a)

The term of this Agreement (the “Initial Term”) shall commence on the date hereof, and unless sooner terminated by the parties as provided herein, shall continue for a period of six (6) months (the “Termination Date”). Following the Initial Term, this Agreement may be extended in the sole and absolute discretion of US Bidco for an additional three (3) month period (the “First Renewal Term”) upon written notice (email being sufficient) by US Bidco to Seller prior to the Termination Date; provided, however, that following the First Renewal Term, the written agreement of both parties is required at least thirty (30) days prior to the conclusion of the then-current Term to extend such period any further (any additional period beyond the First Renewal Term, a “Subsequent Renewal Term”); provided further, that in no event shall the Term (as defined below) exceed twelve (12) months. For the purposes of this Agreement, the “Term” shall be deemed to include the Initial Term, the First Renewal Term and any Subsequent Renewal Term(s).

(b)	This Agreement may be terminated as follows:

(i)

by either party if the other party (the “Defaulting Party”) has materially breached its obligations under this Agreement and if the Defaulting Party has not cured such default within ten (10) days following the date on which the other party (the “Notifying Party”) has given written notice in accordance with the terms of this Agreement specifying the facts constituting such default; provided, however, that this Agreement shall not be terminated due to a default by the Defaulting Party if such default is directly attributable to a breach of this Agreement by the Notifying Party.

(ii)	by US Bidco with respect to any particular category of Transition Service to be provided by Seller upon ten (10) days prior written notice to Seller (it being

2

understood that once this Agreement is terminated with respect to a particular category of Transition Service (the “Terminated Category”), such Terminated Category may not be reinstated without the written consent of Seller, which consent may be conditioned or withheld in the reasonable discretion of Seller); provided, US Bidco shall be responsible for reimbursing Seller for all reasonable and documented costs or out-of-pocket expenses (A) already incurred prior to the effective termination date and (B) that would not have been incurred but for Seller’s intended provision of, in each case, the Terminated Category for the entire Term (the “Early Termination Costs”). Notwithstanding the foregoing, promptly following receipt of any such notice of termination of any particular Transition Service from US Bidco, Seller will advise US Bidco whether the termination of such Transition Service will materially affect the provision of any other Transition Services provided to any Target Group Entity or if Seller will incur, directly or indirectly, any Early Termination Costs. If such termination will materially affect other Transition Services or result in Early Termination Costs and Seller notifies US Bidco thereof, then US Bidco may (but shall not be obligated to) withdraw its termination notice within ten (10) days after receipt of such notice from Seller. For the avoidance of doubt, Early Termination Costs shall not include any annual licensing costs.

(iii)

by Seller effective upon ten (10) days prior written notice to US Bidco in the event that US Bidco is in material default under any payment obligation owing to Seller hereunder when due as provided in Sections 10 and 11 hereof more than ten (10) days after Seller has given US Bidco written notice of such past due amount in accordance with the terms of this Agreement.

(c)

Upon termination of this Agreement for any reason, all rights and obligations of the parties under this Agreement shall cease and be of no further force or effect, except that the provisions of Sections 4, 5, 7, 11, 12 and 13 of this Agreement, and US Bidco’s obligation to pay for Transition Services provided by Seller and reimburse Seller for expenses incurred prior to any termination or expiration of this Agreement and any Early Termination Costs shall survive any such termination or expiration; provided, however, that each party acknowledges and agrees that the termination of any Transition Service or this Agreement for any reason shall not release a party from any liability or obligation for those Transition Services that have not been terminated (including the continuing duty to provide those Transition Services or portions thereof that have not been terminated), or from payment of any Transition Services already provided, and shall not constitute a waiver or release of, or otherwise be deemed to be adversely affect any rights, remedies, or claims which a party may have hereunder at Law, in equity or otherwise or which may arise out of or connection with such termination.

3.	Personnel.

(a)

During the Term, Seller shall appoint at least one employee of Seller (or one of its Affiliates) (each, a “Seller Manager”) who will have overall responsibility for (i) coordination of invoicing for all Transition Services activity, and (ii) managing and coordinating the delivery of, and charges with respect to, the Transition Services performed for Target Group Entities, and will coordinate and consult with Company Manager (as defined herein). The initial Seller Manager(s) for Seller will be [●]. Seller may, at its discretion, select other individuals to serve in the capacity of Seller Manager during the Term by providing prior written notice to US Bidco in accordance with the terms of this Agreement.

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(b)

During the Term, US Bidco shall appoint (i) at least one employee of the Target Group Entities (or one of its Subsidiaries) (the “Company Manager”) who will have overall responsibility for managing and coordinating the receipt of the Transition Services performed for the Target Group Entities, and the charges with respect to such Transition Services, and will coordinate and consult with Seller Manager. The initial Company Manager(s) for the Target Group Entities will be [●]. US Bidco may, at its discretion, select other individuals to serve in the capacity of Company Manager during the Term by providing prior written notice to Seller in accordance with the terms of this Agreement.

(c)	Notwithstanding anything to the contrary, neither the Seller Manager nor the Company Manager shall have any authority to amend, terminate, or extend this Agreement.

4.	Confidentiality.

(a)

“Confidential Information” includes all information, provided or received in connection with the provision of the Transition Services hereunder, concerning the Business, business relationships (including prospective customers and business partners) or financial affairs of such Party or any of its Affiliates whether oral, written or machine readable, tangible or intangible, including inventions, trade secrets, know-how, products, services, processes, programs, customers, suppliers, marketing methods, business plans or business prospects, product and pricing information and plans, research and development activities, marketing plans and activities, customer, supplier and prospect information, employee and financial information, and information disclosed by third parties of a proprietary or confidential nature or under an obligation of confidence, including, (i) with respect to Target Group Entities, all data and other information (including personally identifiable information) (A) to the extent relating to Target Group Entities or its Business and processed or generated by Seller or its Affiliates or any third Persons in connection with the performance of the Transition Services, or (B) disclosed by or made accessible by any Target Group Entity in connection with this Agreement, and (ii) with respect to Seller, all data and other information (including personally identifiable information) disclosed by or made accessible by Seller or any of its Affiliates in connection with this Agreement. Confidential Information includes, but is not limited to, all proprietary information contained on any active directory server (including, without limitation, user accounts, passwords and active directory domain structure), email address lists and Seller internal systems and databases.

(b)	Each party acknowledges that the Confidential Information of the other party is and shall remain the property of such other party. The parties agree with respect to all Confidential Information that:

(i)

Each party shall preserve all Confidential Information in confidence, and shall not disclose such Confidential Information to any third party, other than to the parties’ respective employees and advisors (including attorneys) who have a need to know such information to fulfill their duties or pursuant to any applicable Law or pursuant to the applicable terms of a deposition, interrogatory, request for documents, subpoena, order, civil investigative demand or similar judicial process or otherwise or any securities exchange rule (a “Legal Order”); provided, that any party receiving a Legal Order shall, before such disclosure, notify the disclosing party of such requirements so that the disclosing party may seek a protective order or other remedy; provided further, that, only that portion of Confidential Information that is legally required, based on the advice of counsel, to be disclosed and such party shall reasonably cooperate with the disclosing party in its efforts to ensure that confidential treatment will be accorded to Confidential Information disclosed.

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(ii)

The parties shall use Confidential Information solely in connection with the purposes of this Agreement and any other agreement between the parties. Any other use of the Confidential Information, including but not limited to any personal or commercial use, is explicitly forbidden. Each party will protect the Confidential Information of the other party using the same degree of care it would use with respect to its own confidential and proprietary information or, if greater, a reasonable degree of care, including to protect the confidentiality, integrity, and security of the disclosing party’s Confidential Information from unauthorized use, access, intrusion, breach, loss, and alteration and in accordance with applicable data protection or privacy Laws.

(iii)

Upon written request of the disclosing party, a party in possession of Confidential Information shall promptly cease any use of such Confidential Information, and shall promptly return or destroy all originals, copies, reproductions, extracts and summaries of such Confidential Information to the disclosing party, and certify in writing that such action has been taken. If Confidential Information is retained pursuant to applicable Law, the party’s obligations of confidentiality under this Agreement shall survive so long as such party retains the Confidential Information.

(c)

Confidential Information shall not include information (i) that is or becomes generally known in the industry or to the public, (ii) that is made available to a party hereto by a third party who is not under a duty to keep such information confidential, (iii) independently developed (without use of any Confidential Information) by a party after the Effective Date, or (iv) required to be disclosed by Law, regulation or court order (so long as a good faith attempt is made to notify the other party in advance of the disclosure in order to permit the other party a reasonable opportunity to seek a protective order or other relief to prevent or limit the disclosure). For the avoidance of doubt, the terms and conditions of this Agreement shall constitute the Confidential Information of each party.

5.	Relationship of the Parties.

(a)

Notwithstanding any other agreement the parties have entered into (or have contemporaneously entered into with this Agreement), the parties’ relationship to each other with respect to any and all matters addressed or covered by this Agreement, including without limitation the provision of Transition Services to US Bidco, shall for all purposes be one of vendor and vendee only. Nothing in this Agreement or any other agreement between the parties shall be interpreted as making either party the partner, joint venturer, employee or agent of the other with respect to any and all matters addressed or covered by this Agreement. It is agreed and understood that the parties have no special relationship to each other (fiduciary, confidential—except as expressly set forth herein—or otherwise) under this Agreement, and no party shall have any special duty or obligation to the other except as expressly set forth in this Agreement. Moreover, neither party shall have the authority to assume or create any liability or obligation, express or implied, on behalf of, or bind in any manner, the other party.

(b)

All persons providing Transition Services on behalf of Seller to any Target Group Entity shall be deemed solely employees or agents of Seller, and they shall not be deemed employees or agents of such Target Group Entity for any purpose.

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6.	Successors and Assigns.

This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective permitted successors and assigns. Subject to Section 1, this Agreement shall not be assignable (nor shall this Agreement be transferred by operation of law or otherwise) without the prior written consent of the other party hereto, but such consent shall not be unreasonably withheld, except that Seller may freely assign or transfer any rights or obligations to an Affiliate with notice to US Bidco; provided that Seller remains responsible for all obligations hereunder. Any assignment or purported assignment in violation of this Section 6 shall be null and void ab initio.

7.	Standard of Care; Limitation of Liability.

(a)

In providing the Transition Services set forth in this Agreement, Seller shall be required to utilize substantially the same effort, skill, and quality level, with substantially the same standard of care, timeliness and diligence, and in substantially the same manner in all material respects as the Transition Services (or similar services) have been provided and utilized in operating the Business prior to the Closing Date, but in no event less than a commercially reasonable degree of care and diligence.

(b)

In the event of an alleged breach, default or nonperformance of any obligation under this Agreement by any party, the non-breaching party will provide prompt written notice to the breaching party setting forth in reasonable detail the nature and extent of the alleged breach, default or nonperformance. The breaching party will mitigate and use commercially reasonable efforts to cure such alleged breach, default or non-performance as promptly as practicable following such notice, but in no event longer than a period of ten (10) days unless such ten (10) day-period is extended, as may be agreed upon by the non-breaching party, if necessary to implement the cure, provided, that the breaching party diligently pursues such cure during such period. In the event that Seller delegates a Transition Service to a third party (such action, a “Service Delegation” and a “Service Delegatee”), and the applicable third party breaches its obligations under such Service Delegation commits an act or omission that would have been deemed a breach hereunder had such act or omission been committed by Seller, then Seller shall use commercially reasonable efforts to cure such breach, default or nonperformance at Seller’s own sole cost and expense.

(c)	Notwithstanding anything contained in this Agreement to the contrary, the parties acknowledge and agree that:

(i)

Seller will only be providing clerical-type support services to US Bidco, and thus Seller will not be required to make any financial, accounting, cash management, credit, tax, legal, operational, marketing or other decisions for or on behalf of US Bidco;

(ii)	no employee or agent of Seller will have any authority of any kind to authorize or cause the disbursement of any funds of US Bidco;

(iii)	[reserved];

(iv)

no employee or agent of Seller will be required to perform any physical labor, cabling or server hardware installation in providing the Transition Services, such as stocking/unstocking, loading/unloading, performing physical inventories or audits, testing products, traveling or meeting with customers, suppliers or vendors of the Business;

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(v)	Seller shall not be required to provide any services constituting payroll, insurance, legal or tax services or advice;

(vi)

Seller shall be excused from the performance of any Transition Services where the provision of such services will violate any applicable Law or the terms of any license or other agreement to which Seller is a party; and

(vii)

Seller shall not be obligated to provide any Transition Service if the provision of such Transition Service would require the payment of any consent fees to any third party, unless US Bidco elects to bear all costs of such consents.

(d)

The parties acknowledge and agree that Seller’s timely provision of Transition Services under this Agreement is dependent upon Seller’s timely receipt of data and information from US Bidco, each Target Group Entity or their customers and suppliers, including without limitation decisions from US Bidco about how, when and where Seller should provide various Transition Services. Accordingly, Seller shall have no responsibility or liability for failure or delay in providing any Transition Service to the extent such failure or delay was caused, in whole or in part, by the failure or delay of US Bidco, any Target Group Entity, their customers and suppliers or their respective agents in providing any such data or other information.

(e)

EXCEPT AS EXPRESSLY SET FORTH HEREIN (INCLUDING, BUT NOT LIMITED TO, THIS SECTION 7) OR IN THE PURCHASE AGREEMENT, PURCHASER ACKNOWLEDGES AND AGREES THAT THE TRANSITION SERVICES ARE PROVIDED ON AN “AS-IS” BASIS AND PURCHASER DISCLAIMS ANY OTHER WARRANTIES, WHETHER WRITTEN OR ORAL, OR EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF QUALITY, MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE OR THE NON-INFRINGEMENT OF ANY THIRD PARTY INTELLECTUAL PROPERTY.

(f)	[Reserved].

(g)

In no event shall any party be liable under this Agreement for any consequential, indirect or special damages of any kind other than to the extent actually awarded against a party by a court, arbitrator or other governmental authority in a third-party claim.

(h)

Seller and US Bidco hereby agree that the US Bidco’s sole and exclusive remedy, and Seller’s sole and exclusive liability, for any defect or error in the provision of Transition Services hereunder, except for fraud, gross negligence, willful breach or malicious conduct, will be the termination of this Agreement with regard to any particular Transition Service or as a whole, but in any event, the aggregate damages which US Bidco may recover from Seller as respects all claims, breaches, damages and expenses arising out of or in any way related to the Transition Services or Seller’s provision or failure to provide Transition Services shall be limited to the amount paid by US Bidco in consideration of Transition Services.

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(i)

US Bidco agrees to indemnify, hold harmless and defend Seller and any and all Service Providers against any and all demands, suits, claims, actions or causes of action, assessments, losses, damages, liabilities, costs, judgments and expenses, including, without limitation, interest, penalties, attorneys’ fees, disbursements and expenses, except to the extent actually paid or payable to a third party (collectively “Damages”) incurred by Seller or any Service Provider relating to the sale, delivery, the performance or use of Transition Services to the extent not attributable to fraud, gross negligence, willful breach or malicious conduct. Notwithstanding any provision of this Agreement to the contrary, in no event shall Seller or any Service Provider be entitled to indemnification to the extent such right in whole or in part arises from any fact, circumstances, event, occurrence or situation existing as of or prior to the Closing Date (whether or not constituting a breach of any of the representations or warranties of Seller or the Target Group Entities under the Purchase Agreement).

(j)

Seller agrees to indemnify, hold harmless and defend any US Bidco Entity and any and all Target Group Entities against any and all Damages arising out of or in connection with the fraud, gross negligence, willful breach or malicious conduct of Seller, its Subsidiaries providing Transition Services, and each of their respective successors and assigns, or any Service Delegatee.

(k)

US Bidco acknowledges and agrees that Seller’s preexisting cybersecurity insurance policy (i) shall cover the Transferred Group Entities during the Term solely with respect to shared first party costs (including but not limited to notification expenses, network extortion, and data restoration) and (ii) shall not cover cybersecurity costs or damages incurred by the Transferred Group Entities in connection with business interruptions, public relations issues, or individual or consumer actions brought against a Transferred Group Entity. US Bidco further acknowledges and agrees that it shall be solely responsible for obtaining a separate cybersecurity insurance policy for the Transferred Group Entities during the Term to protect against such excluded costs or damages.

8.	Taxes.

All sums payable under this Agreement are exclusive of any applicable taxes (other than taxes based on a Service Provider’s income), the payment of which shall be the sole responsibility of US Bidco.

9.	Force Majeure.

If the performance of Seller under this Agreement is prevented, restricted or interfered with by any of the following force majeure events, which are beyond Seller’s reasonable control: (a) fire, explosion, earthquake, hurricane, flood, casualty, accident, computer virus, computer hardware or software failure, extreme weather conditions or labor strife; (b) war, revolution, civil commotion, acts of public enemies, acts of terrorism or sabotage (including cyberterrorism), blockage or embargo, civil disturbances, riots, insurrections, acts of civil or military authority, political instability, or other national or international calamity; (c) any law, order, proclamation, regulation, ordinance, judicial decree or demand or requirement of any government or any subdivision, authority, or representative of any such government; (d) outbreaks, epidemics and pandemics or other public health emergency; or (e) shortage of necessary equipment materials or labor, or restrictions thereon or limitations upon the use thereof, and delays in transportation, technological disruptions or, in the case of computer systems, any failure in electrical, telecommunications or air conditioning equipment or systems, or power failures (each, a “Force Majeure Event”); then Seller upon giving prompt notice to US Bidco of a Force Majeure Event, shall be excused from performance. Seller shall use its commercially reasonable efforts to mitigate the impacts of the Force Majeure Event on the Transition Services to the extent practicable, and upon the cessation of the Force Majeure Event, Seller will promptly resume performance of its obligations under this Agreement.

10.	Consideration.

(a)

US Bidco shall pay, or cause to pay, within fifteen (15) days of receipt of an invoice, those charges under the headings “Monthly Fees” and “One-Time Expenses to Separate from L&P” as set forth in Schedule 1. Invoices for “Services Billed by Time Consumed” as set forth in Schedule 1, as incurred, shall be due by US BidCo within thirty (30) days of receipt of such invoice.

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(b)

US Bidco shall reimburse, or cause to reimburse, Seller within thirty (30) days of receipt of an invoice, for (i) all reasonable and undisputed out-of-pocket costs and expenses incurred by Seller in connection with its performance of the Transition Services (“Reimbursable Costs”) and (ii) any and all Early Termination Costs; provided, that with respect to disputed amounts, US Bidco shall pay, or cause to pay, and shall cause each of its Affiliates, as applicable, to pay, in full, all such disputed amounts that ultimately end up being due and owing within thirty (30) days following final resolution of the applicable dispute); provided, however, that Reimbursable Costs (or a group of related Reimbursable Costs) greater than $10,000 must be approved in advance in writing by US Bidco.

11.	Payment of Reimbursable Costs.

(a)

Seller shall invoice US Bidco on a monthly basis for the Reimbursable Costs with respect to the previous calendar month. US Bidco shall remit payment to Seller within thirty (30) days of US Bidco’s receipt of a particular invoice for Reimbursable Costs.

(b)

Should any payment for any monthly installment of any fee or Reimbursable Costs (including for the Monthly Fee and any Reimbursable Costs) not be timely remitted, US Bidco shall pay, in addition to the amount due, a late fee equal to one percent (1%) per month on any past due amount (excluding disputed payments, but only to extent such disputed payments are timely paid in accordance with the proviso of Section 10(b) herein).

12.	Access.

US Bidco shall provide Seller and Seller’s employees and agents access to any and all properties and other assets as are reasonably necessary for the provision of the Transition Services contemplated hereunder.

13.	Miscellaneous.

(a)

No course of dealing, and no failure of either US Bidco or Seller to insist upon strict performance of any of the terms, conditions, and covenants herein, shall be deemed a waiver of (i) any rights or remedies that either US Bidco or Seller may have hereunder, and (ii) any subsequent breach of the terms, conditions and covenants herein contained. No waiver of either US Bidco or Seller of any rights they may have hereunder shall be deemed to have occurred except as expressly provided in this Agreement or in a writing signed by an authorized officer of the party to be charged.

(b)

This Agreement may not be amended or modified except by an instrument in writing signed by each of the parties. The parties agree that all parties participated in the preparation and negotiation of this Agreement and the agreements contemplated hereby, and that neither this Agreement nor any of the agreements contemplated hereby shall be construed against any party by virtue of the fact that any party prepared or drafted such agreements.

(c)

This Agreement (including all agreements and other documents referenced herein) constitutes the entire agreement among the parties and supersedes any prior understandings or agreements, written or oral, that relate to the subject hereof.

(d)	Except as otherwise expressly stated herein, nothing in this Agreement is intended to create any legal or equitable rights in or benefits for any party other than US Bidco and Seller.

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(e)	Each Party shall take and perform, or cause to be taken and performed, all actions as may be reasonably required to carry out the purposes and intent of this Agreement.

(f)

To the extent any Intellectual Property of US Bidco or any Target Group Entity is necessary or useful to Seller’s performance of the Transition Services, US Bidco, on behalf of itself and each Target Group Entity, hereby grants Seller (i) a limited, non-exclusive, non-transferrable, non-sublicensable, royalty-free license to use all such Intellectual Property during the Term to the extent necessary to perform the Transition Services and (ii) a non-exclusive, non-transferrable, non-sublicensable, royalty-free license to use all computer hardware used by the Business prior to Closing in order to provide the Transition Services.

(g)	US Bidco hereby agrees to obtain licenses for the use of the software listed on Schedule 2 as of the Effective Date, which are necessary to Seller’s provision of the Transition Services.

(h)

US Bidco acknowledges that it shall have no right to use any software residing on any Seller computer hardware used to provide Transition Services unless the licenses to such software are transferrable. In particular, US Bidco agrees that it will obtain licenses for the use of the software listed on Schedule 3 prior to the Termination Date.

(i)

Immediately after the Termination Date, US Bidco shall remove all software owned by Seller from US Bidco-owned or -controlled computer hardware. US Bidco agrees that, prior to network disconnection, Seller may wipe all hard drives from each Active Directory server before turning over such hardware to the US Bidco for its own use.

(j)

The parties shall cause their employees to abide by applicable information security policies, including the terms and conditions of Seller’s Electronic Communications and Data Security Policy (attached hereto as Schedule 4), along with all applicable state, federal and foreign privacy and data protection Laws. The parties shall be responsible for any breach of such policy or Laws by any of their respective employees.

(k)

US Bidco shall promptly after the date hereof obtain for its own account trading partner Ids, DUNS numbers, UPC codes, web addresses, fax numbers and other items necessary to do business with its various customers and suppliers in the name of US Bidco.

(l)

Section 12.03 (Notices), Section 12.11 (Governing Law; Submission to Jurisdiction), Section 12.12 (Counterparts), Section 12.13 (Waiver of Jury Trial), and Section 12.14 (Enforcement) of the Purchase Agreement shall apply as if set forth in this Agreement mutatis mutandis.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Transition Services Agreement as of the date first above written.

SELLER
Leggett & Platt, Incorporated

By:
Name:
Title:

US BIDCO
Flow Intermediate II, LLC

By:
Name:
Title:

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Schedule 1

Transition Services

Monthly Fees

Accounts Payable

Monthly fee of $0

•	Provide [●] with a vendor master file for branch.

•	Provide a report for [●] to file 1099 forms/IRS file from close date to year-end.

•	Assist in changing over any “pass through” invoices back to the branch.

•

Promptly forward copies of any vendor invoices addressed to Seller, but are for goods and services procured by a Target Group Entity (an “Invoice”), to the applicable Target Group Entity and to the Company Manager, so that the applicable Target Group Entity has notice and can pay the amount due pursuant to such Invoice (an “Invoice Payment”). The applicable Target Group Entity or the Company Manager shall then promptly provide (a) confirmation of receipt of such Invoice and (b) notice of completion of such Invoice Payment. If the applicable Target Group Entity or the Company Manager do not provide notice of completion of such Invoice Payment at least seven (7) days prior to the payment deadline set forth on such Invoice, Seller shall make such Invoice Payment and the applicable Target Group Entity shall promptly reimburse Seller for such Invoice Payment.

Credit and Accounts Receivable

Monthly fee of $0

•	Provide [●] with existing customer credit limits.

•	Provide [●] with existing customer payment processing terms.

Treasury Services

One-time fee of $2,500

•	Arrange for assistance in the set-up of bank accounts and credit services as well as ongoing Treasury Service Assistance.

•	Provide guidance with customer and supplier letters for notice of change of ownership.

•

Seller shall use commercially reasonable efforts to provide access to relevant employees of the Seller’s treasury department to the extent that Purchaser and/or any of the Target Group Entities have any relevant questions during the Term in connection with the provision of Transition Services related to treasury-related Transition Services provided herein; provided, however, for the avoidance of doubt, that no such discussions or correspondence will be considered legal or accounting advice whatsoever.

Marketing

Reimbursable Costs subject to Section 10(b) of the Agreement.

•

Assist the Target Group Entities with marketing activities associated with the International Paris Air Show 2025 dated June 16-22, including Trade show registration, marketing design and specialist support, and content management solely in connection therewith.

Tax Reporting

Monthly fee of $0

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•

Remit and file any tax returns required for any pre-close periods, or any periods that are paid through Leggett & Platt Corporate Payroll. This will require [●] to provide power of attorney to continue to remit and file returns.

Information Technology

Monthly fee of $40,000

•

Provide and maintain Seller Information Technology services, network services, endpoint management, email, internet, and cyber security services (subject to Section 7(k)), in each case consistent with the services performed in the prior 12 month period.

•

Coordinate the migration from Seller’s non-conveying systems and appropriate data, such as Microsoft Active Directory, network infrastructure, and data migration systems and accounts applicable to the continued operation of the Target Group Entities.

WAN and SIP Connections

Monthly fee of $8,100

•	Seller will provide wide area network connection to branch(es) purchased.

•	Coordinate the migration of firewall and disconnection from Seller network.

•	Transition any circuit connectivity from Expereo in Seller name to [●] in the discretion of the Target Group Entities.

One-Time Expenses to Separate from L&P

WAN Disconnect Fee

One-Time Fee of $0

•	Plan to transition circuits to [●]. Any fees charged by the third party providers that are associated with terminating WAN connections between Seller corporate and the branch(es).

Software Purchases

One-Time Fee of $0 (no additional licenses identified)

•	License fees (term licenses) incurred to maintain compliance with Seller’s license agreements related to any software needed to cover the services identified in this TSA.

Services Billed by Time Consumed

File Conversions

Fee based upon hours used

•

Data extract files required for systems conversion will be provided to [●] at no additional charge, provided [●] accepts Seller’s standard extract file formats. Any modifications to standard extract file formats, or any other programming not contemplated in the services under this Agreement, will be billed by Seller’s IT department at $150/hour, dependent upon availability as dictated by internal demands.

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Schedule 2

Software Licenses US Bidco Must Obtain Prior to Transition Services Initiation

Microsoft Windows for any PC that has been upgraded since the PC was purchased.

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Schedule 3

Software US Bidco Must Obtain Licenses to Use after Termination Date

The following software is licensed only to Seller. US Bidco and its affiliates have no rights to use this software. This software is being used by Seller on hardware licensed by Seller to perform the transition services. US Bidco and its affiliates must obtain licenses to use this software for its own account after the Transition Services are terminated. This software must be deleted from US Bidco’s hardware after the Transitions Services are terminated.

Adobe	Microsoft Visio
Autodesk	Microsoft Windows Server
AvePoint	Namescape myPassword
CheckPoint URL Filtering	OPIN (Reveal)
Cisco Umbrella Roaming Client	Oracle Java
Cisco AnyConnect	PDF-Xchange Editor
CrowdStrike	Proofpoint
E2Open	Qualys
Fortinet	MRI – RAM
KnowBe4 Phish Alert	SK Global
Lansweeper	Veeam
Microsoft 365	Vertex
Microsoft Access
Microsoft BizTalk
Microsoft Client Access Licenses
Microsoft Dynamics 365 F&O
Microsoft Office
Microsoft SQL Server

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Schedule 4

Electronic Communications and Data Security Policy

LEGGETT & PLATT

ELECTRONIC COMMUNICATIONS AND DATA SECURITY POLICY

(Non-Employee User)

Introduction

Non-employees, including consultants, are providing certain services to Leggett & Platt, Incorporated (the “Company”). In order for the non-employees to provide the required services to the Company it is necessary that they have access to the Company’s electronic communications tools described below. To facilitate this access, each non-employee who needs to use the Company’s electronic communications tools must agree to the Company’s Electronic Communications and Data Security Policy, as set out below.

These tools are valuable Company assets dedicated for use in the Company’s business and include, but are not limited to:

•	E-mail, voicemail, Internet, faxing, and other computer access accounts

•	Company-supplied computers and other hardware and software

•	Network tools (like browsers and internet access facilities)

•	Video- and tele-conferencing hardware and software.

Use and Misuse of Communications Tools

Access. Access to Company communications tools and data is provided in conjunction with the services that non-employees are providing to the Company and for no other purpose. Use of these tools and data is subject to this policy and to other Company policies and procedures, which may be issued from time to time as respects Company communications tools and data.

Acceptable/Unacceptable Use. In the course of providing services to the Company as a non-employee, you may use electronic communications tools to communicate internally with Company employees or externally with customers, consultants, vendors, and other business contacts. The communication tools are provided only to facilitate business communications. You may not use any Company electronic communication tools:

•	To carry any unacceptable content (see Unacceptable Content below)

•	To infringe on another person’s intellectual property rights (e.g., software copyright violations, logos, web sites, etc.)

•

To attempt to penetrate or disable computer or network security of any Company or other system, or unauthorized access (or attempted access) to any other person’s computer, e-mail or voicemail accounts or equipment

•	To disclose confidential information or data to any unauthorized person

•	To destroy needed data without authorization or to intentionally transmit viruses, worms, etc., to destroy data or disable any electronics communications tool

•	To solicit others for personal financial gain

•	To solicit others for activities unrelated to the Company’s business or in connection with campaign or lobbying efforts not directed by the Company

•	To violate or attempt to violate any other law.

This is not an exclusive listing of prohibited activities.

Personal Use. Personal use of the Company’s electronic communication tools is not permitted.

Unacceptable Content. Please be aware all e-mail and voicemail messages of any nature may be monitored or reviewed by Company management without advance or further notice. Under no circumstances may any posting (i.e. placement of information on a Company communication tool), voicemail, e-mail or fax, either originating and uploaded at the Company, or originating elsewhere and accessed, forwarded or downloaded by you, be defamatory, obscene or in violation of the letter or the spirit of the Company’s Equal Employment Opportunity Policy.

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Examples of unacceptable content include:

•	Sexually explicit messages, images, cartoons, or jokes

•	Unwelcome – propositions, requests for dates, or love letters

•	Profanity, harassment, slander or libel

•	Ethnic, religious, gender or racial slurs

•	Personal political beliefs or commentary,

or any other message that could be construed as harassment or disparagement of others based on their sex, race, sexual orientation, age, color, national origin, disability, or religious or political beliefs.

Confidential Information.

Confidential Information shall include, without limitation, any and all information not generally known or disclosed to the public relating to the Company and the Company’s present, past or future products, manufacturing procedures, processes, methods, equipment, compositions, raw materials, technology, inventions, intellectual property, formulas, trade secrets, finances, information systems, accounting, engineering, marketing, merchandising, personnel, research and development programs, purchasing, sales methods, business records, suppliers, contracts, costs of production and overhead, information regarding profits or margins, customer lists, customer names and requirements, passwords, user names, information about the nature and configuration of the Company’s electronic communications and data systems and equipment and other confidential, technical, business or market information or data, including analyses, compilations, forecasts, studies, or other documents prepared by the Company or its consultants and any and all documents prepared by you which contain, utilize and/or are based upon any such Confidential Information.

You shall not post, use, copy, reproduce or disclose Confidential Information except as is necessary for the purposes of carrying out any services to be provided to the Company by you (and then only to appropriate persons) or as otherwise authorized by the Company in writing. You shall not use, disclose or distribute Confidential Information in any manner detrimental to the Company or its customers or suppliers or for any purpose other than the provision of the services that the non-employee is obligated to provide to the Company, either through a formal contract or other agreement.

At the conclusion of your duties or otherwise, immediately upon the request of the Company, you shall return all confidential information, in any format, together with any and all copies thereof or, at the Company’s option, destroy such copies. Any tangible Confidential Information not so destroyed, returned and/or delivered shall remain subject to this Agreement.

Posting of any data containing confidential information, such as information relating to new products, services, earnings, sales, etc. can constitute a “publication” and could prevent the Company from applying for patents or later treating the information as a “trade secret”. Posting to non-Company locations should never reference unannounced products or unpublished details about Company technology.

Intellectual Property. The Internet offers a universe of information, useful in conducting and furthering business operations. You must always respect copyrights of third-parties and their ownership claims in images, text, video and audio material, software, information and inventions. Do not copy, use or transfer copyrighted materials without appropriate authorization and licensing.

Security. All system access is logged and audited by user ID and passwords. Each user ID and password is unique and confidential. Each individual is responsible for his or her user ID and passwords and is prohibited from sharing them with anyone else under any circumstances. Electronic forgery is prohibited and is defined as misrepresenting your identity in any way while using electronic communications systems (e.g., by using another’s e-mail account without permission, or by modifying another’s messages without permission).

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Representing the Company in Your Postings. Any information placed on a Company communications tool reflects on the Company in general. Inappropriate use of the Company communication tools may damage the Company’s reputation and could give rise to corporate and individual liabilities. Accordingly, you should make every effort to be professional in all usage of Company communications tools.

Encryption. It may be necessary to send confidential information by electronic communication. We strongly recommend that confidential e-mail or data transmissions be encrypted before being sent over company communication systems or external communication systems. Encryption tools may be password based until the Company provides an encryption system with key based security. If you are unable to password protect or encrypt the transmission, do not send by e-mail. It may also be necessary to use web sites to input or retrieve data. We strongly recommend that no confidential data be input or retrieved unless the site uses encryption technology.

Limits of Privacy

Security and Retention of Messages. E-mail and voicemail messages, and computer stored, processed, transmitted or displayed items all are Company property and business records. All may have legal and operational effect identical to that of traditional, hard copy documents (for example, they may be “discoverable” in litigation, and may be used in evidence). All e-mail messages should be treated accordingly. Delete e-mail and other electronic business records on a scheduled basis. Store electronic records ONLY on designated storage media.

Internet Access. Web site access and other Internet activity is recorded and may be reported to management. It is company policy to attempt to deny access to all unacceptable sites and some sites that are not business related. While every attempt is and will be made to adhere to this policy, we rely on users to report misuse and avoid questionable sites.

A Limited Expectation of Privacy. The Company respects the personal privacy of its employees. However, because communications tools are provided for the Company’s business purposes, your rights of privacy in this context are limited. You should have no expectation that any information transmitted over Company communications tools or stored on Company-owned computers is or will remain private.

The Company reserves the right, but takes on no obligation, for its managers and administrators (appropriately advised by the Legal, Human Resources and/or Corporate Information Services Departments) to monitor or examine your communications or files. Use of these tools constitutes your permission for the Company to monitor communications and to access files that are made on or with these communications tools.

Questions/Changes to Policies

Questions about this policy should be directed to the Company supervisor who will consult with personnel in the Company Corporate Information Services, Human Resources and/or Legal Departments. The Company intends generally to observe these policies but also reserves the right to change them as necessary.

The Company has established these policies to protect the Company’s electronic communications tools and data from inappropriate or unauthorized access and use. Misuse of any Company communications tool or data or violation of these policies may result in the immediate termination of services to the Company, and the immediate cancellation of the Company’s obligation under any contract or agreement.

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Schedule 5

Form of Intellectual Property Assignment

ASSIGNMENT AGREEMENT

This Assignment Agreement (the “Agreement”) is entered as of       , 2025 (the “Effective Date”) between Leggett & Platt, Incorporated, a Missouri corporation (the “Assignor”) and Western Pneumatic Tube Company, LLC, a limited liability company organized under the laws of Washington, (the “Assignee”). The Assignor and the Assignee are each individually referred to herein as a “Party” and are collectively referred to herein as the “Parties.”

WHEREAS, the Assignor holds all right, title and interest in and to the intellectual property assets set forth on Exhibit A attached hereto and incorporated herein by reference (the “Ancillary IP Assets”); and

WHEREAS, the Parties wish to have the Ancillary IP Assets transferred from the Assignor to the Assignee.

NOW, THEREFORE, in consideration of the premises set forth herein, the receipt and sufficiency of which are hereby acknowledged:

1. Assignment. The Assignor hereby contributes, conveys, assigns and otherwise transfers to the Assignee exclusively throughout the world all right, title and interest in and to the Ancillary IP Assets, and all intellectual property rights embodied therein, together with all income, royalties, damages or payments due on or after the date hereof, including, without limitation, all claims for damages or payments by reason of unauthorized use of the Ancillary IP Assets, along with the right to sue for past violations of the intellectual property rights in the Ancillary IP Asset and to collect any associated damages or payments for the Assignee’s sole use and enjoyment. The Parties acknowledge and agree that the Assignor is contributing, conveying, assigning and transferring whatever interest the Assignor has or may have in the Ancillary IP Assets Rights on an “as is” basis without any representations or warranties of any kind.

2. Further Assurances. The Assignor agrees to, upon the Assignee’s reasonable request and at the Assignee’s sole cost, assist the Assignee and use commercially reasonable efforts to evidence, record and perfect the assignment set forth in Section 1 and to apply for and obtain recordation of and from time to time secure, enforce, maintain and defend such assigned rights in and to the Ancillary IP Assets.

3. Miscellaneous. No failure to exercise, and no delay in exercising, on the part of either Party, any privilege, any power or any rights hereunder will operate as a waiver thereof, nor will any single or partial exercise of any right or power hereunder preclude further exercise of any other right hereunder. If any provision of this Agreement shall be adjudged by any court of competent jurisdiction to be unenforceable or invalid, that provision shall be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect and enforceable. This Agreement shall be deemed to have been made in, and shall

19

be construed pursuant to the laws of the State of Delaware and the United States without regard to conflicts of laws provisions thereof. Any waivers or amendments shall be effective only if made in writing and signed by a representative of the respective Parties authorized to bind the Parties. The Parties agree that this Agreement is the complete and exclusive statement of the mutual understanding of the Parties and supersedes and cancels all previous written and oral agreements and communications relating to the subject matter of this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the Effective Date indicated above.

ASSIGNOR

By:
Name: Title:

ASSIGNEE

By:
Name: Title:

20

EXHIBIT A

Ancillary IP Assets

•	The “Parts Data Manager” software application, including all source code, object code and data associated therewith.

21

Execution Version

Exhibit B

Form of French Put Option Agreement

FROM

1.	Flow Intermediate II, LLC, a Delaware limited liability company (the “Promisor”).

TO:

2.

Leggett & Platt France SAS, a société par actions simplifiée incorporated under the Laws of France (321 723 322 RCS Le Mans) (the “Beneficiary”) (each of the Promisor and the Beneficiary, a “Party” and together, the “Parties”).

Re: Irrevocable, fully financed and binding put option to effect the sale of the issued and outstanding Equity Interests (“Securities”) of the French Transferred Company.

Ladies and Gentlemen:

Reference is made to the Share Purchase Agreement relating to, amongst other things, the sale and purchase of the issued and outstanding Transferred Company Shares between Flow UK Holdco, Limited, a corporation organized under the Laws of England and Wales (“UK Bidco”), and Promisor as purchasers, and Leggett & Platt, Incorporated, a Missouri corporation, as seller, dated as of April 2, 2025 (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Share Purchase Agreement”), including the proposed sale of the issued and outstanding Equity Interests of the French Transferred Company by the Beneficiary to the Promisor. Capitalized terms used but not otherwise defined in this put option agreement (this “Agreement”) shall have the meaning given to them in the Share Purchase Agreement.

1.	French Put Option

1.1

Subject to paragraph 5 below and in consideration of the Beneficiary granting the Promisor exclusivity in relation to the Proposed French Transfer (as defined below) on the terms set out in paragraph 2 below, the Promisor hereby unconditionally and irrevocably agrees to purchase from the Beneficiary, and hereby grants to the Beneficiary a final, binding and irrevocable option to sell all of the issued and outstanding Equity Interests of the French Transferred Company held by the Beneficiary (the “Proposed French Transfer”) to the Promisor (the “French Put Option”); provided that: in the event that the French Put Option is exercised in accordance with this Agreement on or prior to the Closing, the Proposed French Transfer shall occur on the terms and be subject to the terms of the Share Purchase Agreement and the Local Transfer Agreement in respect of the Transferred Company Shares of the French Transferred

Company (the “French Local Transfer Agreement”), with effect from the date and time set forth in the notice of the French Put Option Exercise delivered in accordance with the terms hereof; provided, further, that such date and time shall be in accordance with Section 2.08 of the Share Purchase Agreement and the other applicable provisions of the Share Purchase Agreement.

1.2

If the Beneficiary determines to exercise the French Put Option (a “French Put Option Exercise”), the Beneficiary shall deliver to the Promisor a written notice, substantially in the form set forth in Annex 1 hereto along with an executed copy of the French Local Transfer Agreement, at any time after the completion of the French Information and Consultation Process and the Hamon Law Process, as described in Section 2.08 of the Share Purchase Agreement, is deemed to have been completed in accordance with paragraph 1.3 hereof, but before the French Option Expiry Date (as defined in paragraph 1.4 hereof), and from and after the exercise of the French Put Option in accordance with this paragraph 1.2, such notice shall be irrevocable.

The Promisor undertakes to execute the French Local Transfer Agreement within five (5) Business Days after the date of the French Put Option Exercise.

1.3	For the purposes of this Agreement, the French Information and Consultation Process and the Hamon Law Process shall be deemed to have been completed on the earlier of:

(a)

the issuance by the works council of the French Transferred Company (the “Works Council”) of its opinion or written notice of completion, as applicable, with respect to the Proposed French Transfer (“Opinion”), materializing the end of the French Information and Consultation Process and the Hamon Law Process;

(b)

the date on which the Beneficiary has determined that the Works Council has been duly informed and consulted, as required by applicable Law, following the expiry of the period prescribed by applicable Law (or any longer period prescribed by any applicable collective bargaining agreements or as may be ordered by a competent court in accordance with applicable Law), materializing the end of the French Information and Consultation Process and the Hamon Law Process; or

(c)

in the absence of any Opinion, the date on which the Works Council is legally deemed to have rendered a negative opinion with respect to the Proposed French Transfer following the expiry of the period prescribed by applicable Law or any longer period prescribed by any applicable collective bargaining agreements or as may be ordered by a competent court in accordance with applicable Law, materializing the end of the French Information and Consultation Process and the Hamon Law Process.

1.4

The French Put Option will become effective and be irrevocable on the date of this Agreement (the “French Option Date”) and, subject to paragraph 5 hereof, shall remain valid until the earliest of (a) three (3) months after the French Option Date, (b) ten (10) Business Days after the date on which the French Information and Consultation Process has been or is deemed to have been completed in accordance with paragraph 1.3 hereof and (c) such other date as the Promisor and the Beneficiary may agree in writing (such earliest date, the “French Option Expiry Date”), and the French Put Option may not be withdrawn or amended in any respect until the French Option Expiry Date.

1.5	The French Put Option is an option to sell only, and accordingly:

(a)	the Beneficiary is under no obligation to exercise the French Put Option;

(b)

any attempted withdrawal of the French Put Option by the Promisor at any time prior to the French Option Expiry Date shall not prevent the completion of the Proposed French Transfer in accordance with, and pursuant to, the terms of the Share Purchase Agreement following the exercise by the Beneficiary of the French Put Option prior to the French Option Expiry Date in accordance with this Agreement; and

(c)	any agreement entered into with a third party that contradicts the terms of this Agreement shall be null and void ab initio.

1.6

Immediately upon exercise of the French Put Option by the Beneficiary prior to the expiry of the French Option Expiry Date in accordance with this paragraph 1, the Proposed French Transfer shall be binding on the Parties in accordance with the terms, and subject to the conditions, of this Agreement, the Share Purchase Agreement and the French Local Transfer Agreement.

1.7

The Beneficiary acknowledges that the Person who will acquire the French Transferred Company may either be a newly incorporated French company directly or indirectly owned by the Promisor (“Newco”) or one of Promisor’s French operating subsidiaries (the “Operating Company”) if the Beneficiary sells the Securities of the French Transferred Company after the completion of the French Information and Consultation Process and the Hamon Law Process.

2.	Exclusivity

Subject to paragraph 5 hereof, from (and including) the French Option Date until (and including) the Outside Date (as extended, as the case may be, in accordance with the terms of the Share Purchase Agreement), in consideration of the Promisor granting the French Put Option, the Beneficiary shall not, and shall cause its Affiliates not to:

(a)

solicit, initiate, negotiate, agree or propose to agree with any Person other than the Promisor a transaction of any kind involving the French Transferred Company, the Equity Interests of the French Transferred Company or material parts of its business or assets (an “Alternative Transaction”);

(b)	provide any information in respect of the French Transferred Company to any Person to facilitate an Alternative Transaction;

(c)	solicit or knowingly encourage the making of any offer or proposal by any Person with respect to an Alternative Transaction; or

(d)	enter into any binding arrangement or agreement, whether or not conditional, with any third party to effect any Alternative Transaction.

3.	Other Covenants

3.1	The Beneficiary shall:

(a)	use its commercially reasonable efforts to:

(i)

convene a meeting of the Works Council within five (5) Business Days after the French Option Date, to the extent that this has not taken place before the French Option Date and to the extent required by applicable Law;

(ii)

conduct diligently the French Information and Consultation Process, including providing the Works Council with relevant information as required in connection with the French Information and Consultation Process (subject always to the Promisor’s compliance with its obligations under paragraph 3.2 hereof);

(iii)

abstain from making any commitment, undertaking, agreement or representation to the Works Council (or more generally any employee representatives or employees of the Transferred Companies), in respect of the Promisor’s intentions regarding (x) the future operations of the business, (y) the terms and conditions of the draft contractual documentation relating to the Proposed French Transfer or (z) any employment related matters concerning the Group Companies without the written consent of the Promisor; and

(iv)	not take any action that is reasonably likely to prejudice or delay the obtaining of an opinion from the Works Council with respect to the Proposed French Transfer; and

(v)

at the latest on the day of launch of the French Information and Consultation Process (i.e., the date on which the convening notice is sent to the Works Council), inform the employees individually of the French Transferred Company of its intent to sell the Securities of the French Transferred Company in order for such employees to have the possibility to make an offer for the acquisition of such securities in accordance with the provisions of article L. 23-10-7 of the French Commercial Code (the “Hamon Law Process”), and

(b)	keep the Promisor reasonably informed of the progress of the French Information and Consultation Process.

3.2

The Promisor shall cooperate with and provide the Beneficiary with any reasonable assistance required in connection with the French Information and Consultation Process. Such cooperation shall be deemed to include:

(a)

promptly following the French Option Date so as to initiate the French Information and Consultation Process and as soon as reasonably practicable during the French Information and Consultation Process, providing all relevant information reasonably requested by the Beneficiary in relation to the Proposed French Transfer as soon as practicable upon request by the Beneficiary or by the Works Council or its expert, as the case may be, (taking into consideration the date of the Works Council meeting), including: (i) a description of the Promisor (including the Operating Company or Newco, as applicable) to the Works Council; (ii) information regarding the Promisor’s foreseeable plans for the French Employees and/or more broadly the French

Transferred Company’s business, plans in respect of any transitional arrangements in relation to the French Employees and/or any plans regarding the implementation or amendment of any policy relating to the French Transferred Company’s business; and (iii) information regarding the social consequences (if any) on the French Employees of the Proposed French Transfer that the Beneficiary may, in each case and notwithstanding paragraph 6 hereof, disclose to the Works Council whenever considered appropriate by the Beneficiary, in its sole discretion; provided, in each case, that nothing in this paragraph 3.2 shall require the Promisor to provide any legally privileged or commercially sensitive information as determined upon the advice of counsel, or to otherwise breach any applicable Law;

(b)

procuring that senior authorized representatives of the Promisor attend any meeting with the Works Council, if so required or reasonably requested by the Works Council, or if reasonably requested by the Beneficiary, provided, that reasonable prior notice is given to enable this participation; and

(c)	informing the Beneficiary, for purposes of informing the Works Council, as soon as practicable, of the entity acquiring the French Transferred Company.

3.3

With the prior approval of the Promisor, the Beneficiary and/or its Affiliates shall be entitled to enter into any such agreements or arrangements with, or in relation to, the Works Council in connection with the French Information and Consultation Process as they consider to be reasonably necessary or desirable for the purposes of the French Put Option, provided, that those agreements or arrangements shall not include any commitment on behalf of the Promisor or its Affiliates or any commitment in relation to the period following the Closing. Without prejudice to the preceding sentence, the Promisor agrees that if, as a result of the French Information and Consultation Process, changes to the Share Purchase Agreement and/or the Ancillary Agreements are considered reasonably necessary by the Beneficiary, Promisor shall negotiate such amendments as are reasonably required in good faith with the Beneficiary.

4.	No binding obligation on the Beneficiary

4.1	The Beneficiary accepts the benefit of the French Put Option solely as an option, exercisable at the Beneficiary’s sole discretion.

4.2	The Promisor acknowledges that, until the French Put Option Exercise has occurred, the Beneficiary shall not be bound to consummate the Proposed French Transfer.

5.	Termination

5.1

Notwithstanding anything to the contrary in this Agreement, this Agreement (including, for the avoidance of doubt, the French Put Option) shall automatically terminate in accordance with this paragraph 5 in the event that:

(a)	the French Put Option is not exercised by the Beneficiary before the French Option Expiry Date; or

(b)	the Share Purchase Agreement is terminated in accordance with its terms.

5.2

In the event that this Agreement is terminated pursuant to paragraph 5.1, then, except for the provisions of paragraphs 2, 5 and 6 hereof, all the provisions of this Agreement shall terminate and cease to have any effect, provided, that nothing in this paragraph 5 shall release or be deemed to release any party from any liability for a willful and material breach of this Agreement.

6.	Assignment

The Beneficiary acknowledges and agrees that the Promisor may assign or otherwise transfer, by any means, its rights and obligations under this Agreement to any of its Affiliates and will inform in writing the Beneficiary of any such assignment at any time prior to the execution of the French Local Transfer Agreement. Upon such assignment, the Promisor will be released from all its rights and obligations hereunder and the assignee of its rights and obligations hereunder will become the Promisor for the purposes of this Agreement.

7.	General

7.1

Subject to paragraph 6.2 hereof, Sections 6.02 (Access to Information), 6.03 (Confidentiality; Publicity), 12.02 (Expenses), 12.03 (Notices), 12.05 (Severability), 12.06 (Entire Agreement), 12.08 (Assignment), 12.09 (No Third-Party Beneficiaries), 12.10 (Amendment), 12.11 (Governing Law; Submission to Jurisdiction), 12.12 (Counterparts), 12.13 (Waiver of Jury Trial), 12.14 (Enforcement), 12.16 (No Presumption), 12.17 (Interpretation) and 12.18 (Releases) of the Share Purchase Agreement shall apply mutatis mutandis to this Agreement as if set out herein, with references to the ‘Agreement’ being deemed to be reference to this Agreement.

7.2

To the extent there is a conflict in the terms of the Share Purchase Agreement and this Agreement prior to the occurrence of a French Put Option Exercise, the terms of this Agreement shall control; provided, that after the French Put Option Exercise, the terms of the Share Purchase Agreement shall control.

7.3

The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns; provided, that no Party may assign, delegate or otherwise transfer (by operation of law or otherwise) any of its rights or obligations under this Agreement without the prior written consent of the other Party hereto.

7.4

Notwithstanding the provisions of Section 6.03 (Confidentiality; Publicity) of the Share Purchase Agreement, the Beneficiary shall be permitted to disclose Confidential Information (as defined in the Confidentiality Agreement) in relation to its business and organization (provided, that, except as otherwise provided in this Agreement, including in the last sentence of this paragraph 6.4, under no circumstance shall such information relate to the Promisor and its Affiliates) to the Works Council and its professional advisers or expert appointed in connection with the French Information and Consultation Process, if any, to the extent such information is required by applicable Law or is reasonably necessary to facilitate the French Information and Consultation Process, provided, that such Confidential Information is disclosed on a strictly confidential basis. The Beneficiary shall also be permitted to disclose Confidential Information in relation to the Share Purchase Agreement and the transactions contemplated by the Share Purchase Agreement and this Agreement to the extent such information is considered by the Parties as reasonably necessary to facilitate the French Information and Consultation Process; provided, that, such Confidential Information is disclosed on a strictly confidential basis.

[Signature Page Follows]

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this Agreement, which shall constitute our agreement with respect to the matters set forth herein.

Sincerely yours,
PROMISOR:
Flow Intermediate II, LLC

By:	/s/ William Shockley
Name: William Shockley
Title: President

[Signature Page to French Put Option Agreement]

Accepted and agreed as of the date first written above:

BENEFICIARY:
LEGGETT & PLATT FRANCE SAS

By:	/s/ Ryan Kleiboeker
Name: Ryan Kleiboeker
Title: Authorized Representative

[Signature Page to French Put Option Agreement]

Annex 1

NOTICE OF EXERCISE

FROM

1.	Leggett & Platt France SAS, a société par actions simplifiée incorporated under the Laws of France (321 723 322 RCS Le Mans).

TO:

2.	Flow Intermediate II, LLC, a Delaware limited liability company.

By email

Re: Exercise notice of the French Put Option granted by Flow Intermediate II, LLC to effect the sale of the issued and outstanding Equity Interests (“Securities”) of the French Transferred Company

Reference is made to the French Put Option Agreement, dated April 2, 2025, by and between Leggett & Platt France SAS, a société par actions simplifiée incorporated under the Laws of France (321 723 322 RCS Le Mans) (the “Beneficiary”) and Flow Intermediate II, LLC, a Delaware limited liability company (the “Promisor”) (the Agreement). Capitalized terms used but not otherwise defined in this notice of exercise (the Exercise Notice) shall have the meanings given to them in the Agreement. This notice is an Exercise Notice.

1. Pursuant to paragraph 1.2 of the Agreement, the Beneficiary hereby confirms that the French Information and Consultation Process is complete or deemed complete in accordance with paragraph 1.3 of the Agreement on [●], 2025.

2. As contemplated in paragraph 1.1 of the Agreement, the Beneficiary hereby exercises the French Put Option and, the Promisor shall purchase all of the issued and outstanding Securities of the French Transferred Company held by the Beneficiary in accordance with the terms of the Share Purchase Agreement.

Yours faithfully,

Leggett & Platt France SAS

By:

Title: